SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON JANUARY 27, 2014

As filed with the Securities and Exchange Commission on                     , 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Enviva Partners, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2400	46-4097730
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7200 Wisconsin Ave, Suite 1000

Bethesda, MD 20814

(301) 657-5560

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William H. Schmidt, Jr.

7200 Wisconsin Ave, Suite 1000

Bethesda, MD 20814

(301) 657-5560

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mike Rosenwasser E. Ramey Layne Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 Tel: (212) 237-0000 Fax: (212) 237-0100	Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Tel: (713) 546-5400 Fax: (713) 546-5401

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 27, 2014

PROSPECTUS

Enviva Partners, LP

Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering              common units. No public market currently exists for our common units.

We intend to apply to list our common units on the New York Stock Exchange under the symbol “EVA.”

We anticipate that the initial public offering price will be between $             and $             per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 21.

These risks include the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.
•	On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on any of our units for the year ended December 31, 2012 or the twelve months ended September 30, 2013.
•	We derive substantially all of our revenues from customers in Northern Europe. If we fail to diversify our customer base in the future, our results of operations, business and financial position and ability to make cash distributions could be materially adversely affected.
•	Changes in government policies, incentives and taxes implemented to support increased generation of low-carbon and renewable energy may affect customer demand for our products.
•	The international nature of our business subjects us to a number of risks, including unfavorable political, regulatory and tax conditions in foreign countries.
•	The growth of our business depends in part upon locating and acquiring interests in additional production plants and deep-water marine terminals at favorable prices.
•	Enviva Holdings, LP owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Enviva Holdings, LP, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.
•	Unitholders will experience immediate and substantial dilution of $ per common unit.
•	There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.
•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Summary—Emerging Growth Company Status.”

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Enviva Partners, LP (before expenses)	$	$

The underwriters may purchase up to an additional              common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Barclays	Goldman, Sachs & Co.	RBC Capital Markets	Citigroup

Prospectus dated                     , 2014

[ARTWORK TO COME]

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common units in any circumstances under which the offer or solicitation is unlawful.

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INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the utility-grade wood pellet industry, including trends in the market and our position and the position of our competitors within the industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. The sources of the industry and market data used herein are the most recent data available to management and therefore management believes such data to be reliable. We commissioned Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries, to assist in the preparation of the “Industry Overview” section of this prospectus, but we have not funded, nor are we otherwise affiliated with, any other third-party source cited herein. Any data sourced from Hawkins Wright is used with the express written consent of Hawkins Wright.

Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

CURRENCY INFORMATION

In this prospectus, references to “$”, “US$” and “dollars” are to U.S. Dollars, the lawful currency of the United States. References to “£” are to the pound sterling, the lawful currency of the United Kingdom. References to “yen” are to the Japanese yen, the lawful currency of Japan.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

References in this prospectus to “Enviva Partners, LP Predecessor,” “our predecessor,” “we,” “our,” “us” or like terms when used in a historical context refer to Enviva, LP and its subsidiaries, which entities Enviva Holdings, LP is contributing to Enviva Partners, LP in connection with this offering. When used in the present tense or prospectively, “we,” “our,” “us” or like terms refer to Enviva Partners, LP and its subsidiaries. References in this prospectus to “Enviva Holdings” and “our sponsor” refer to Enviva Holdings, LP, together with its wholly owned subsidiary Enviva MLP Holdco, LLC. References in this prospectus to “our general partner” refer to Enviva Partners GP, LLC, a wholly owned subsidiary of Enviva Holdings, LP. References in this prospectus to “Enviva Management” refer to Enviva Management Company, LLC, a wholly owned subsidiary of Enviva Holdings, LP, and references to “our employees” refer to the employees of Enviva Management. References to the “Riverstone Funds” refer to Riverstone/Carlyle Renewable Energy Fund II, L.P. and certain affiliated entities, collectively, and references to “Riverstone” refer to Riverstone Holdings LLC. Please see page 10 for a simplified diagram of our ownership structure after giving effect to this offering and the related transactions. We include a glossary of some of the terms used in this prospectus as Appendix B.

Enviva Partners, LP

Overview

We are the world’s largest supplier by volume of utility-grade wood pellets to major power generators. Since our entry into this business in 2010, we have executed multiple long-term, take-or-pay contracts with creditworthy customers and have built and operated the production and terminaling capacity necessary to serve them. We are significantly larger than any of our competitors and our existing production constitutes 14% of current global utility-grade wood pellet supply. We own and operate five production plants in the Southeastern U.S. that have a combined wood pellet production capacity of 1.6 million metric tons per year (“MTPY”). Three of our production plants are new facilities that we constructed using our templated design and standardized equipment. We also own a dry-bulk, deep-water marine terminal at the Port of Chesapeake (the “Chesapeake terminal”) that reduces our storage and shiploading costs and enables us to reliably supply our customers. All of our facilities are located in geographic regions with low input costs and favorable transportation logistics. Owning these cost-advantaged, fully-contracted assets in a rapidly expanding industry provides us with a platform to generate stable and growing cash flows that should enable us to increase our per-unit cash distributions over time, which is our primary business objective.

Demand for utility-grade wood pellets is expected to grow at a compound annual rate of 22% from 2013 to 2020, according to Hawkins Wright. This growth is being driven by the conversion of coal-fired power generation and combined heat and power plants to co-fired or dedicated biomass-fired plants, principally in Northern Europe and, increasingly, in South Korea and Japan. These conversions are attractive due to a combination of factors: they enable power generators to profitably extend the permitted lives of plants that provide critical baseload power generation; they help countries meet regulations regarding greenhouse gas (“GHG”) emissions and renewable energy usage; and they can be implemented quickly and cost effectively relative to other sources of renewable energy. Our sponsor, a portfolio company of the Riverstone Funds, is in active discussions with potential customers seeking to contract incremental long-term supply of utility-grade wood pellets and has granted us a right of first offer to acquire the fully-contracted production plants and associated deep-water marine terminals it is currently developing to serve those customers, as well as any similar assets it may develop in the future.

We believe our strategy to acquire and operate industrial-scale, cost-advantaged production plants and to control critical delivery infrastructure will enable us to maintain and grow our distributions to unitholders. We intend to make minimum quarterly distributions of $             per unit ($             per unit on an annualized basis) and believe our long-term, take-or-pay contracts will support our ability to make such distributions. In addition, we expect our growth strategy, which is focused on acquiring fully-contracted replicas of our long-lived production plants and deep-water marine terminals from our sponsor, will produce stable and growing cash flows and allow us to increase our per-unit distributions over time.

Our Assets and Operations

We are a vertically integrated producer and distributor of utility-grade wood pellets. We acquire wood fiber, a plentiful natural resource, from thousands of landowners and other suppliers, dry and process that fiber into wood pellets at our production plants and transport those products to our deep-water marine terminals where they are stored and then distributed to our customers. We own five industrial-scale production plants located in geographic areas in which wood fiber resources are plentiful and readily available. These production plants have a combined wood pellet production capacity of approximately 1.6 million MTPY, representing approximately 17% of total European market demand. We acquired our first production plant in Amory, MS in late 2010 and, with modest incremental capital, quickly expanded its production by approximately 300%. Shortly thereafter, we acquired our second production plant in Wiggins, MS and we more than doubled its production during the ensuing year. Our experience in engineering, expanding and operating these assets helped prepare us to design, construct and commission our first new-build production plant on a former sawmill site in Ahoskie, NC. The Ahoskie plant’s design and standardized set of processing equipment became the basis for our “build-and-copy” approach, which we successfully employed in 2012 and 2013 to construct our two newest production plants in Northampton, NC and Southampton, VA, respectively.

The following table provides an overview of our production plants:

Plant Location	Operations Commenced	Annual Production (MTPY)
Amory, MS	August 2010(1)	105,000
Wiggins, MS	October 2010(1)	110,000
Ahoskie, NC	November 2011	350,000
Northampton, NC	April 2013	500,000
Southampton, VA	November 2013	500,000	(2)

Total		1,565,000

(1)	Represents the date of acquisition of the plant.
(2)	Represents expected annual production following ramp-up of operations at Southampton, which is expected to be completed in April 2014.

Production from our Ahoskie, Northampton and Southampton plants is exported from our Chesapeake terminal, which includes two purpose-built concrete storage domes with industry-leading product quality and safety control technologies. We export the production of our Amory and Wiggins plants from a third-party deep-water marine terminal in Mobile, AL (the “Mobile terminal”) under a long-term contract. At the Mobile terminal, flexible barge-based storage and shiploading provide a cost-effective solution for the smaller product volumes we produce in that region.

We have U.S. dollar-denominated, take-or-pay contracts for 1.7 million MTPY of wood pellets with large European power generators: E.ON, Drax and GDF SUEZ Energy Management Trading (“GDF”). These off-take contracts expire at various points over the next nine years and have a weighted average remaining term of approximately six years as of November 1, 2013. Each contract provides for a base price subject to an annual inflation-based adjustment or price escalator. The majority of our production is sold under contracts that include cost pass-through mechanisms to mitigate increases in raw material and distribution costs.

We are able to maintain a low and stable cost structure due to the location of our production plants, our control of key infrastructure in our supply chain, our industrial-scale operations, our operating expertise and the standardization of our assets. Our production plants are strategically located in the Southeastern U.S., which gives us access to plentiful, low-cost wood fiber. Our in-house procurement team has established supplier relationships that enable us to reliably procure low-cost raw materials. In addition, our ownership of the Chesapeake terminal enables us to significantly reduce our shipping and logistics costs, and our long-term, fixed-price shipping contracts further stabilize our cost position. Our industrial-scale operations give us economies of scale, and our operating expertise allows us to lower manufacturing costs. The use of common equipment across our production plants enables us to maintain a fleet-wide spare parts inventory and to develop cost-efficient training programs. We believe that our low-cost structure results in a high operating margin relative to others in our industry.

Our Growth Strategy

According to Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries, global demand for utility-grade wood pellets is projected to expand at a compound annual growth rate of approximately 22% from 9.7 million MTPY in 2013 to 38.1 million MTPY in 2020, primarily as a result of demand growth in Northern Europe, South Korea and Japan. Given the limited current supply available, a substantial amount of new production capacity and related infrastructure will be required to meet this demand. As the largest supplier by volume in the industry, and because of our relationships with major Northern European and Asian customers, we believe that we are uniquely positioned to capture a significant portion of this expected future demand growth.

There are several opportunities for us to grow our business and increase our cash available for distribution. First, we expect to increase cash flow from existing assets and improve our margins through increased scale and optimization in the operation of our production plants and within our supply chain. Second, to promote our growth strategy, our sponsor will grant us a right of first offer to acquire the wood pellet production plants and associated deep-water marine terminals that it is currently developing and will develop in the future (the “ROFO Assets”). We will also consider third-party acquisitions. We do not plan to acquire assets that are in development or early stages of construction. We also intend to capitalize on our existing relationships with wood pellet consumers to capture a significant portion of growing worldwide demand. We currently acquire wood pellets in the Pacific Northwest for sale in Asian markets, and we expect to continue to expand our geographic reach to serve South Korean and Japanese demand.

The ROFO Assets

We expect the ROFO Assets will be contracted under long-term off-take contracts with creditworthy counterparties and will have long useful lives, stable cost positions and advantaged locations.

Our sponsor entered into a ten-year, take-or-pay off-take contract for 500,000 MTPY of wood pellets with a major Northern European power generator in December 2013, and is in active contract negotiations with other major power generators in Northern Europe seeking long-term supply of utility-grade wood pellets. In order to supply this product, our sponsor is developing three new 500,000 MTPY production plants and deep-water marine terminal capacity in the Southeastern U.S., which we refer to as the Southeast Project. Our sponsor has obtained rights to the real estate on which the three production plants will be constructed, has entered into a long-term lease agreement that will enable it to construct a terminal at the Port of Wilmington in Wilmington, NC, and is in active discussions with the owner of another regional deep-water marine terminal regarding the development of additional terminaling capacity at that existing facility. Our sponsor has begun the permitting process for these facilities and expects the first production plant to begin commercial operations in 2015. These three production plants, which will be strategically sited in attractive fiber baskets in close proximity to the associated terminals, will be constructed using substantially the same design and equipment as our recently constructed plants. Our sponsor intends to use the net proceeds from this offering to finance the development of the first two production plants and one deep-water marine terminal. Our sponsor believes that these proceeds, together with existing capital commitments from the Riverstone Funds and regular quarterly cash distributions from us, will be sufficient to complete the development of these assets, which, if acquired by us, would effectively double our current operations.

In addition to the Southeast Project, our sponsor is pursuing the development of one incremental deep-water marine terminal in the Southeastern U.S. and up to four regionally proximate production plants to be constructed with rail access to these deep-water marine terminals. Our sponsor is also pursuing the development or acquisition of production plants and associated deep-water marine terminals in the Pacific Northwest to serve growing Asian demand. The production from each of these projects would be sold under long-term off-take contracts with creditworthy counterparties.

Although we expect to have the opportunity to acquire assets, including the Southeast Project, from our sponsor in the future, there can be no assurance that our sponsor will be successful in completing its development projects or, if it is successful, that it will decide to sell those projects.

Industry Overview

Our principal product, utility-grade wood pellets, is becoming a global energy commodity. Worldwide demand for utility-grade wood pellets is projected by Hawkins Wright to grow from 9.7 million MTPY in 2013 to 18.4 million MTPY in 2015 and to more than 38.0 million MTPY in 2020. This represents a compound annual growth rate of approximately 22% from 2013 to 2020.

Utility-grade wood pellets are used as a substitute for coal in both dedicated and co-fired power generation and combined heat and power plants. They enable major power generators to profitably generate electricity in a manner that reduces the overall cost of compliance with mandatory GHG emissions limits and renewable energy targets while also allowing countries to diversify their sources of electricity supply. Unlike wind and solar power generation, wood pellet-fired plants are capable of meeting baseload electricity demand and are dispatchable (that is, power output can be switched on or off or adjusted based on demand). The capital costs required to convert a coal plant to co-fire biomass, or to burn biomass exclusively, are a fraction of the capital costs associated with implementing most other renewable technologies. Furthermore, the relatively quick process of converting coal-fired plants to biomass-fired generation is an attractive benefit for power generators whose generation assets are no longer viable as coal plants due to the expiration of operating permits.

Although worldwide demand for utility-grade wood pellets is expected to be more than 38.0 million MTPY by 2020, currently existing production capacity is estimated by Hawkins Wright to be only 11.0 million MTPY. Identified wood pellet projects presently under construction or that have committed sources of financing are expected to raise production capacity to only 15.9 million MTPY by the end of 2016. The resulting 22.1 million MTPY gap between identified supply and forecasted 2020 demand will require the development of substantial additional sources of supply, thereby creating considerable growth opportunities for us.

Business Strategies

Our primary business objective is to generate stable and growing cash flows that will enable us to maintain and increase our per-unit cash distributions over time. We intend to accomplish this objective by executing the following strategies:

•	Fully contracting our production with creditworthy customers on terms that provide predictable, growing cash flows. We have long-term, dollar-denominated, take-or-pay contracts with large European power generators for 1.7 million MTPY of utility-grade wood pellets. Our contracts have a weighted average remaining term of approximately six years as of December 31, 2013. Each of our and our sponsor’s successive contracts has benefited from increased pricing and incremental commercial protections designed to mitigate the impact of changes in inflation, raw material costs, distribution costs and certain other costs. Given this trend and our track record, we believe we will be able to obtain contracts in the future with creditworthy customers that contain longer tenures than our existing contracts and additional provisions that mitigate our cost variability, thereby increasing the stability of our cash flows.

•	Growing our business through drop-down and third-party acquisitions. We believe that our current scale of operations and relationship with our sponsor provide us with a platform for growth through accretive acquisitions that are complementary to our existing portfolio of assets. Our sponsor will grant us a right of first offer to acquire any of the ROFO Assets that it may elect to sell. We also believe that we are well-positioned to acquire production plants and deep-water marine terminals from third parties as a result of our knowledge of the industry, operating expertise, control of existing deep-water marine terminals and access to capital. We intend to pursue these acquisition opportunities only when they are supported by long-term off-take contracts.

•	Expanding margins through operational excellence. We can expand our margins by generating incremental revenues through increased production at our existing production plants and from price adjustments for delivery of superior quality products. Our operational excellence is derived from our focus on plant reliability and uptime, raw material conversion efficiency, optimization of raw material mix and a management philosophy of continuous improvement.

•	Maintaining sound financial practices. We intend to maintain a conservative capital structure that, when combined with our stable, contracted cash flows, should afford us access to capital at a competitive cost. Consistent with our disciplined financial approach, in the long term, we intend to fund our expansion and acquisition projects through a combination of debt and equity issuances. We believe this approach will provide us the flexibility to pursue accretive acquisitions and organic growth projects as they become available.

Competitive Strengths

As a leader in an industry with significant projected demand growth, we believe we have developed the following competitive strengths that will enable us to successfully execute our growth strategy and achieve our primary business objective:

•	Our low-cost position. We believe we have a cost-advantaged position in our industry for the following reasons:

•

Strategically located production plants and deep-water marine terminals. Our production plants are strategically located in the Southeastern U.S., one of the most attractive fiber regions in the world due to its abundance of commercial, working forests, growing timber inventories and logistics infrastructure. Consequently, we believe that we are able to access raw materials more cheaply and reliably than competitors whose operations are located in other regions. Further, the proximity of our production plants to the Chesapeake and Mobile terminals results in low “to-port” transportation costs. Finally, we are able to secure long-term, fixed price shipping contracts at a discount to other ports in the Southeastern U.S. due to our Chesapeake terminal’s favorable location in relation to trade flows between Europe and the Americas and closer proximity to our customers than other terminals.

•	Large scale of operations. We benefit from economies of scale at each level of our procurement, production, logistics and terminaling operations, which enable us to spread our fixed costs over wood pellet volumes substantially greater than the average producer in our industry.

•	Deep process know-how. As the largest and one of the most established operators in the industry, we have designed, engineered, built and expanded multiple production plants and a deep-water marine terminal for our products. Our operational experience helps us maintain uptime, throughput, overall performance and cost efficiency at levels we believe few of our competitors can replicate.

•	Vertical integration. We have made investments to control key areas of our supply chain, in particular our in-house fiber procurement activities and our Chesapeake terminal.

•	In-house wood fiber procurement. We have built an in-house procurement team of 19 people with an average of over 20 years of experience developing national, regional and local relationships with current and potential fiber suppliers. As of 2007, more than 60% of Southern U.S. timber resources were owned by individuals and small companies. Direct access to, and quality relationships with, this fragmented ownership base enable us to reliably procure low-cost wood fiber.

•	Terminal operations. We own or control critical storage and logistics assets capable of exporting industrial-scale quantities of wood pellets in an economic manner. Because access to this infrastructure is limited, our ownership of the Chesapeake terminal secures our ability to export our products and enables us to generate incremental margin from competitors or other third parties by managing throughput of their products. Owning the Chesapeake terminal also reduces our storage and loading costs and allows us to directly control inventory and preserve the quality of our products. Finally, because we maintain control over shipping schedules and have berth priority, we minimize the risk of incurring demurrage costs associated with shiploading delays and the working capital associated with inventory.

•	Quality and reliability of our products. The uninterruptible nature of baseload power generation requires consistent delivery of high-quality fuel that meets or exceeds customer specifications. Our production processes, in-house control labs and testing procedures, as well as our storage and logistics network, ensure the quality of our products until they reach our customers. In addition, our customers are subject to stringent requirements regarding the sustainability of the fuels they procure. We believe we are a preferred supplier to the major customers in our industry because of the quality and consistency of our products, the reliability of our deliveries and our ability to verify and document, through customer and third-party audits, that our products meet our customers’ regulatory sustainability obligations.

•	Our relationship with Enviva Holdings, a committed sponsor with well-capitalized owners. Our sponsor is an experienced acquirer and developer of industrial-scale wood pellet production plants and deep-water marine terminals and has acquired or developed all of the assets that constitute our business. Our sponsor is currently developing the Southeast Project, consisting of three 500,000 MTPY wood pellet production plants and deep-water marine terminal capacity in the Southeastern U.S. Our sponsor intends to use the net proceeds from this offering, along with regular quarterly cash distributions from us and other capital from its majority owners, to finance the development of the first two production plants and one deep-water marine terminal. Our sponsor will grant us a right of first offer on these facilities and similar assets it may develop in the future. As the owner of approximately % of our common units, all of our subordinated units, all of the incentive distribution rights and our general partner, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities.

•	Experienced management. As recognized leaders at the forefront of our industry, the members of our management team have extensive experience in the commercial development and operation of wood pellet production plants and logistics assets throughout the U.S., Latin America, the Caribbean, and Europe. They have developed strong relationships with our Northern European and Asian customer base. Members of our management team average approximately 18 years of relevant experience from the forestry, traditional wood products, midstream energy, engineering and construction and general industrial manufacturing sectors, in addition to experience at Fortune 500 companies and publicly traded master limited partnerships. Our management team’s ability to develop and maintain customer relationships, operate our business in a cost-effective manner and efficiently integrate acquisitions is crucial to the continued growth of our business.

Risk Factors

An investment in our common units involves risks. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our common units.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Enviva Partners GP, LLC, a wholly owned subsidiary of our sponsor. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

About Our Sponsor

One of our principal strengths is our relationship with Enviva Holdings, our sponsor. Our sponsor has acquired, developed and operated wood pellet production plants and deep-water marine terminals, including all of the assets that constitute our business.

At the closing of this offering, our sponsor will own approximately     % of our common units, all of our subordinated units, all of the incentive distribution rights and our general partner. As a result, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities, including pursuant to the right of first offer it will grant us in connection with the closing of this offering.

Our Sponsor’s Owners

The Riverstone Funds became the majority owners of Enviva Holdings in early 2010. To date, the Riverstone Funds have invested $326.6 million of equity in Enviva Holdings. Our sponsor has grown the business being contributed to us into the world’s largest supplier by volume of utility-grade wood pellets. The Riverstone Funds own 94.6% of the limited partner interests in Enviva Holdings and own Enviva Holdings’ general partner, with the balance of the limited partner interests owned by legacy owners of our sponsor and certain members of management. Riverstone is an energy and power-focused private investment firm founded in 2000 by David M. Leuschen and Pierre F. Lapeyre, Jr. with approximately $27 billion of equity capital raised. Riverstone conducts buyout and growth capital investments in the exploration and production, midstream, oilfield services, power and renewable sectors of the energy industry. With offices in New York, London and Houston, the firm has committed approximately $24.9 billion to 105 investments in North America, Latin America, Europe, Africa and Asia.

Summary of Conflicts of Interest and Fiduciary Duties

Although our relationship with our sponsor may provide significant benefits to us, it may also become a source of potential conflicts. For example, Enviva Holdings is not restricted from competing with us. In addition, the executive officers and certain of the directors of our general partner also serve as officers or directors of Enviva Holdings, and these officers and directors face conflicts of interest, including conflicts of interest regarding the allocation of their time between us and Enviva Holdings.

Our general partner has a contractual duty to manage us in a manner that it believes is not adverse to our interest. However, the officers and directors of our general partner have fiduciary duties to manage our general partner in a manner beneficial to our sponsor, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our sponsor and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of duties by our general partner or its directors or officers. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and duties of our general partner and its directors and officers, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Principal Executive Offices

Our principal executive offices are located at 7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814, and our telephone number is (301) 657-5560. Our website address will be http://www.envivapartners.com. We intend to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”) available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosures regarding executive compensation required of larger public companies; or

•	obtain unitholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	when we have $1.0 billion or more in annual revenues;

•	when at least $700.0 million in market value of our common units is held by non-affiliates;

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in November 2013 by Enviva Holdings, our sponsor, to own and operate certain of the businesses that have historically been conducted by our sponsor.

In connection with the closing of this offering, the following will occur:

•	our sponsor will contribute Enviva, LP and its general partner to us;

•	we will issue to our sponsor common units and subordinated units;

•	we will issue the incentive distribution rights to our sponsor;

•	we will issue common units to the public;

•	we will receive gross proceeds of $ million from the issuance and sale of common units at an assumed initial offering price of $ per unit (the mid-point of the price range set forth on the cover page of this prospectus);

•	we will use $ million of the proceeds from this offering to pay underwriting discounts and estimated offering expenses of $ million; and

•	we will use $ million of the proceeds from this offering to reimburse capital expenditures of, and pay a distribution to, Enviva Holdings.

We have granted the underwriters a 30-day option to purchase up to              additional common units. Any net proceeds received from the exercise of this option will be distributed to Enviva Holdings. If the underwriters do not exercise this option in full or at all, the common units that would have been sold to the underwriters had they exercised the option in full will be issued to Enviva Holdings for no additional consideration at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units		%(1)
Interests of Enviva Holdings:
Common Units		%(1)
Subordinated Units		%
Non-Economic General Partner Interest	0.0	%(2)
Incentive Distribution Rights	—	(3)

	100.0%

(1)	Assumes the underwriters do not exercise their option to purchase additional common units and such additional common units are issued to Enviva Holdings.
(2)	Our general partner owns a non-economic general partner interest in us. Please read “How We Make Distributions To Our Partners—General Partner Interest.”
(3)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.” Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. Incentive distribution rights will be issued to Enviva Partners GP, LLC, our general partner, which is wholly owned by Enviva Holdings.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	common units and subordinated units for a total of limited partner units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to our sponsor upon the option’s expiration for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering (based on an assumed initial offering price of $ per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and offering expenses, to reimburse capital expenditures of, and pay a distribution to, our sponsor related to its contribution of assets to us in connection with this offering. We will not be required to pay additional cash consideration for such contributed assets or reimburse our sponsor for additional capital expenditures. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $ million (based on an assumed initial offering price of $ per common unit, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a special distribution to our sponsor. Please read “Use of Proceeds.” Our sponsor intends to use the net proceeds from this offering to finance the development of a portion of the Southeast Project consisting of the first two production plants and one deep-water marine terminal.

Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending , 2014, we expect to make a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period from the completion of this offering through , 2014, based on the actual length of that period.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in “Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to the holders of common units and subordinated units pro rata until each has received a distribution of $ .

If cash distributions to our unitholders exceed $ per common unit and subordinated unit in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights (“IDRs”), will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
	Unitholders	General Partner (as holder of IDRs)
above $ up to $	85.0%	15.0%
above $ up to $	75.0%	25.0%
above $	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as “incentive distributions.” Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $ on all of our common units and subordinated units for the twelve months ending March 31, 2015. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $ (the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after , 2017 and there are no outstanding arrearages on our common units.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least $ (150.0% of the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units and we have earned that amount plus the related distribution on the incentive distribution rights for any four-quarter period ending on or after , 2015 and there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.

General partner’s right to reset the target distribution levels	Our general partner, as the initial holder of our incentive distribution rights, will have the right, at any time when there are no subordinated units outstanding and we have made distributions at or above 150.0% of the minimum quarterly distribution for the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the distribution for the quarter immediately preceding the reset, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the initial target distribution levels were above the minimum quarterly distribution.

If the target distribution levels are reset, the holders of our incentive distribution rights will be entitled to receive common units. The number of common units to be issued will equal the number of common units that would have entitled the holders of our incentive distribution rights to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the incentive distribution rights for the quarter prior to the reset election. Please read “How We Make Distributions To Our Partners—General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our sponsor will own an aggregate of % of our outstanding units (or % of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give our sponsor the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide our sponsor the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange (the “NYSE”) under the symbol “EVA.”

Summary Historical Financial and Operating Data

Enviva Partners, LP was formed in November 2013 and does not have historical financial statements. Therefore, in this prospectus we present the historical combined financial statements of Enviva, LP and its operating subsidiaries, which entities will be transferred by Enviva MLP Holdco, LLC to Enviva Partners, LP upon the closing of this offering. We refer to these entities as “Enviva Partners, LP Predecessor.” The following table presents summary historical financial and operating data of Enviva Partners, LP Predecessor as of the dates and for the periods indicated.

This prospectus includes audited financial statements as of and for the years ended December 31, 2012 and 2011 and unaudited financial information as of and for the nine-month periods ended September 30, 2013 and 2012. For a detailed discussion of the summary historical financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds,” “Business—Our History and Relationship with Our Sponsor” and the audited and unaudited historical financial statements of Enviva Partners, LP Predecessor included elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Enviva Partners, LP Predecessor Historical
	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands, except per metric ton and operating data)
Statement of Operations Data:
Product sales	$100,537	$29,987	$110,063	$65,268
Other revenue	2,787	1,173	1,833	1,773

Net revenue	103,324	31,160	111,896	67,041
Costs of goods sold, excluding depreciation and amortization	91,761	31,965	97,157	61,028
Depreciation and amortization (1)	7,385	2,963	7,940	5,450

Total cost of goods sold	99,146	34,928	105,097	66,478

Gross margin (loss)	4,178	(3,768)	6,799	563
General and administrative expenses	21,637	15,970	13,747	15,390
Impairment of intangible asset	—	3,700	—	—
Related party monitoring fee	674	438	—	584

Loss from operations	(18,133)	(23,876)	(6,948)	(15,411)
Other income (expense):
Interest expense	(1,237)	(934)	(3,396)	(732)
Early retirement of debt obligation	(837)	—	—	—
Other income	447	83	988	144

Total other income (expense), net	(1,627)	(851)	(2,408)	(588)

Loss from continuing operations	(19,760)	(24,727)	(9,356)	(15,999)
Loss from discontinued operations	(30,112)	(9,858)	—	(29,846)

Net loss	(49,872)	(34,585)	(9,356)	(45,845)

Less net loss attributable to noncontrolling interests	15,703	5,101	49	15,510

Net loss attributable to Enviva, LP	$(34,169)	$(29,484)	$(9,307)	$(30,335)

	Enviva Partners, LP Predecessor Historical
	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands, except per metric ton and operating data)
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(19,448)	$(22,058)	$(7,883)	$(10,843)
Investing activities	(98,134)	(97,148)	(109,013)	(53,831)
Financing activities	118,054	124,940	114,674	62,565

Other Financial Data:
Adjusted EBITDA (2)	$(9,924)	$(16,897)	$2,387	$(9,520)
Adjusted gross margin (loss) per metric ton (2)	$20.72	$(5.10)	$25.58	$16.82
Expansion capital expenditures (3)	90,471	89,514	102,632	54,034

Operating Data:
Total metric tons sold	558,000	158,000	576,000	357,000

Balance Sheet Data (at period end):
Cash and cash equivalents	$11,699	$11,227	$9,477	$9,118
Total assets	271,652	210,386	388,564	235,465
Long-term debt (including current portion)	40,159	52,095	103,192	53,916
Total liabilities	57,678	83,863	129,159	88,090
Partners’ capital	213,974	126,523	259,405	147,375

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.
(2)	For more information, please read “—Non-GAAP Financial Measures” below.
(3)	Expansion capital expenditures are cash expenditures made to increase our long-term operating capacity or net income whether through construction or acquisitions. Please read “How We Make Distributions to Our Partners—Capital Expenditures.”

Non-GAAP Financial Measures

Adjusted EBITDA

We define adjusted EBITDA as income or loss from continuing operations, excluding: depreciation and amortization, interest expense, interest income, taxes, early retirement of debt obligation and asset impairments and disposals. Adjusted EBITDA is not a presentation made in accordance with GAAP. Management uses adjusted EBITDA as an important indicator of performance.

We believe that the presentation of adjusted EBITDA provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted EBITDA is gain (loss) from continuing operations. Our non-GAAP financial measure of adjusted EBITDA should not be considered as an alternative to GAAP gain (loss) from continuing operations. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect gain (loss) from continuing operations. You should not consider adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted EBITDA may be defined differently by other companies in our industry, our definition of adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure on a historical basis for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical
	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands)
Reconciliation of adjusted EBITDA to loss from continuing operations:
Loss from continuing operations	$(19,760)	$(24,727)	$(9,356)	$(15,999)
Depreciation and amortization	7,731	3,206	8,091	5,715
Interest expense	1,237	934	3,396	732
Early retirement of debt obligation	837	—	—	—
Income tax expense	12	—	26	12
Asset impairments and disposals	32	3,712	239	32
Interest income	(13)	(22)	(9)	(12)

Adjusted EBITDA	$(9,924)	$(16,897)	$2,387	$(9,520)

Adjusted Gross Margin (Loss) Per Metric Ton

We use adjusted gross margin per metric ton to measure our financial performance. We define adjusted gross margin as gross margin excluding depreciation and amortization. We believe adjusted gross margin per metric ton is a meaningful measure because it compares our off-take pricing to our operating costs for a view of profitability and performance on a per metric ton basis. Adjusted gross margin per metric ton will primarily be affected by our ability to meet production volumes and to control direct and indirect costs associated with procurement and delivery of wood fiber to our production plants and the production and distribution of wood pellets.

We believe that the presentation of adjusted gross margin per metric ton will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted gross margin per metric ton is gross margin. Our non-GAAP financial measure of adjusted gross margin per metric ton should not be considered as an alternative to GAAP gross margin. Adjusted gross margin per metric ton has important limitations as an analytical tool because it excludes some but not all items that affect gross margin. You should not consider adjusted gross margin per metric ton in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted gross margin per metric ton may be defined differently by other companies in our industry, our definition of adjusted gross margin per metric ton may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted gross margin per metric ton to the most directly comparable GAAP financial measure on a historical basis for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical
	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands, except per metric ton)
Reconciliation of gross margin (loss) to adjusted gross margin (loss) per metric ton:
Gross margin (loss)	$4,178	$(3,768)	$6,799	$563
Depreciation and amortization (1)	7,385	2,963	7,940	5,450

Adjusted gross margin (loss)	$11,563	$(805)	$14,739	$6,013

Adjusted gross margin (loss) per metric ton	$20.72	$(5.10)	$25.58	$16.82

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $         per unit, or $         per unit per year, which will require us to have cash available for distribution of approximately $         million per quarter, or $         million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on the following factors, some of which are beyond our control:

•	the volume of our products that we are able to sell;

•	the price at which we are able to sell our products;

•	non-performance by our customers;

•	the amount of low-cost wood fiber we are able to procure and process, which could be adversely affected by, among other things, operating or financial difficulties suffered by our suppliers;

•	changes in the price and availability of natural gas, diesel, oil or coal;

•	changes in prevailing economic conditions;

•	inclement or hazardous weather conditions, including flooding;

•	environmental hazards;

•	fires, explosions or other accidents;

•	changes in domestic and foreign laws and regulations (or the interpretation thereof) related to the forest product industry or power generators;

•	domestic and foreign governmental regulations, particularly those relating to the environment, support for renewable energy, climate change, health and safety;

•	inability to acquire or maintain necessary permits or rights for our transportation and terminaling operations;

•	facility shutdowns in response to environmental regulatory actions;

•	inability to obtain necessary production equipment or replacement parts;

•	technical difficulties, equipment failures or degradation of the throughput of our facilities;

•	labor disputes;

•	late delivery of supplies;

•	inability of our customers to take delivery or their rejection of delivery of our products; and

•	changes in the price and availability of transportation.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	costs associated with construction projects at our existing facilities;

•	construction costs;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	our treatment as a flow-through entity for U.S. federal income tax purposes;

•	our debt service requirements and other liabilities;

•	restrictions contained in our existing or future debt agreements; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis, we would not have had sufficient cash available for distribution to pay a quarterly distribution on any of our units for the year ended December 31, 2012 or the twelve months ended September 30, 2013.

The amount of cash we need to pay the minimum quarterly distribution for four quarters on all of our common and subordinated units that will be outstanding immediately after this offering is approximately $             million. We would not have generated any pro forma cash available for distribution during the year ended December 31, 2012 and the twelve months ended September 30, 2013 and, consequently, on a pro forma basis, we would have been unable to make cash distributions on any of our common or subordinated units during each of those periods. For a calculation of our ability to make distributions to unitholders on a pro forma basis for each quarter in the year ended December 31, 2012 and the twelve months ended September 30, 2013, please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may be unable to pay cash distributions during periods when we record net income.

Because we have a limited operating history, you may not be able to evaluate our current business and future earnings prospects accurately.

We did not commence commercial operations until the third quarter of 2010, when we acquired the Amory plant. As a result, we have a limited operating history upon which you can base an evaluation of our current business and our future earnings prospects.

In addition, this prospectus includes audited financial statements only as of and for the years ended December 31, 2012 and 2011. You have limited information upon which to make your decision to invest in our common units.

We have incurred losses from operations during certain periods since our inception and may do so in the future.

We incurred a net loss of $34.6 million, $49.9 million and $9.4 million for each of the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013, respectively, and we may incur net losses in the future. The uncertainty and risks described in this prospectus may impede our ability to become profitable or have positive cash flows from operating activities in the future.

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from those estimates.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending March 31, 2015. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct.

Our forecast of cash available for distribution has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, operational, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Substantially all of our revenues are generated under contracts with three customers, and the loss of any of them could adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions. We may not be able to renew or obtain new and favorable contracts when our existing contracts expire, which could adversely affect our revenues and profitability.

During the year ended December 31, 2012, Electrabel and RWE accounted for substantially all of our revenues. Our contract with RWE expired in March 2013, and we expect that E.ON, Drax, and GDF (the assignee of Electrabel’s contract) will represent substantially all of our sales for the remainder of 2013. Because we have a small number of customers, our off-take contracts subject us to counterparty risk. The ability of each of our customers to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, the overall financial condition of the counterparty, the condition of the Northern European power generation industry, continuing economic support for wood pellet-generated power and general economic conditions. In addition, in depressed market conditions, our customers may no longer need the amount of our products they have contracted for or may be able to obtain comparable products at a lower price. If our customers experience a significant downturn in their business or financial condition, they may attempt to renegotiate or declare force majeure under our contracts. Should a counterparty fail to honor its obligations under a contract with us, we could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution. We may also decide to renegotiate our existing contracts on less favorable terms and at reduced volumes in order to preserve our relationships with our customers.

Upon the expiration of our off-take contracts, our customers may decide not to recontract on terms as favorable to us as our current contracts, or at all. For example, our current customers may acquire wood pellets from other providers that offer more competitive pricing or logistics or develop their own sources of wood pellets. Some of our customers could also exit their current business or be acquired by other companies that purchase wood pellets from other providers. The demand for wood pellets or their prevailing prices at the time our current off-take contracts expire may also render entry into new long-term off-take contracts difficult or impossible.

Any reduction in the amount of wood pellets purchased by our customers, renegotiation on less favorable terms, or inability to enter into new contracts on economically acceptable terms upon the expiration of our current contracts could have a material adverse effect on our results of operations, business and financial position, as well as our ability to pay distributions to our unitholders.

We derive substantially all of our revenues from customers in Northern Europe. If we fail to diversify our customer base in the future, our results of operations, business and financial position and ability to make cash distributions could be materially adversely affected.

A substantial portion of our revenues has historically been derived from customers in Northern Europe, and our revenues have been heavily dependent on developments in the Northern European markets. As a result, our revenues are subject to decrease in demand and overall negative market conditions in Northern Europe. Further, if economic and financial market conditions in Europe remain uncertain, persist or deteriorate further as a result of the European debt crisis, our customers may respond by suspending, delaying or reducing their expenditures. Our failure to successfully penetrate markets outside of Northern Europe in the future could have a material adverse effect on our results of operations, business and financial position, and our ability to pay distributions to our unitholders.

Changes in government policies, incentives and taxes implemented to support increased generation of low-carbon and renewable energy may affect customer demand for our products.

Consumers of utility-grade wood pellets currently use our products either as part of a binding obligation to generate a certain percentage of low-carbon energy or because they receive direct or indirect financial support or incentives to do so. Financial support is often necessary to cover the generally higher costs of wood pellets compared to conventional fossil fuels like coal. In most countries, once the government implements a tax (e.g., the UK’s carbon price floor tax) or a preferable tariff or a specific renewable energy policy either supporting a renewable energy generator or the energy generating sector as a whole, such tax, tariff or policy is guaranteed for a specified period of time, sometimes for the investment lifetime of any electricity generator’s project. However, the government may modify its tax, tariff, or incentive regimes, and the future availability of such taxes, tariffs or policies, either in current jurisdictions beyond the proscribed timeframes or in new jurisdictions, is uncertain. Demand for wood pellets could be substantially lower than expected if government support is reduced or delayed or in the future is insufficient to enable successful deployment of biomass power to the levels currently projected. In addition, regulatory changes may affect demand for our products. For example, the U.S. Environmental Protection Agency (“U.S. EPA”) deferred regulation of carbon dioxide emissions from biomass-powered power plants under its Prevention of Significant Deterioration program until July 2014. In the future, U.S. EPA may seek (or be required to) regulate carbon dioxide emissions from biomass-fired power plants. Such developments could negatively impact the demand for wood pellets and limit our growth in the U.S. market.

The international nature of our business subjects us to a number of risks, including unfavorable political, regulatory and tax conditions in foreign countries.

Substantially all of our current product sales are to customers that operate outside of the United States. As a result, we face certain risks inherent to maintaining international operations that include, but are not limited to, the following:

•	restrictions on foreign trade and investment, including currency exchange controls imposed by or in other countries;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make our products less competitive in some countries; and

•	foreign exchange movements, which may make it more difficult for our customers to make payments denominated in U.S. dollars.

Our business in foreign countries requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed under differing legal, regulatory, economic, social and political conditions. There can be no assurance, however, that we will be able to develop, implement and maintain policies and strategies that will be effective in each location where our customers operate. Any of the foregoing factors could have a material adverse effect on our results of operations, business and financial position and our ability to pay distributions to our unitholders.

Federal, state and local legislative and regulatory initiatives relating to forestry products and the potential for related litigation could result in increased costs, additional operating restrictions or delays for our suppliers and customers, respectively, which could cause a decline in the demand for our products and negatively impact our business, financial condition and results of operations.

Currently, our raw materials are byproducts of traditional timber harvesting, principally the tops and limbs of trees as well as other low-value wood materials that are generated in a harvest, and industrial residuals (chips, sawdust and other wood industry byproducts). Commercial forestry is regulated by complex regulatory frameworks at each of the federal, state, and local levels. Among other federal laws, the Clean Water Act and Endangered Species Act have been applied to commercial forestry operations through agency regulations and court decisions, as well as through the delegation to states to implement and monitor compliance with such laws. State forestry laws, as well as land use regulations and zoning ordinances at the local level, are also used to manage forests in the Southeastern U.S., as well as other regions from which we may need to source raw materials in the future. Any new or modified laws or regulations at any of these levels could have the effect of reducing forestry operations in areas where we procure our raw materials, and consequently may prevent us from purchasing raw materials in an economic manner, or at all. In addition, future regulation of, or litigation concerning, the use of timberlands, the protection of endangered species, the promotion of forest biodiversity, and the response to and prevention of wildfires, as well as litigation, campaigns or other measures advanced by environmental activist groups, could also reduce the availability of the raw materials required for our operations.

The actions of certain non-governmental organizations could result in increased or adverse regulation of our business.

Certain non-governmental organizations with an interest in environmental issues have expressed their opposition to the use of biomass for power generation, both publically and directly to domestic and foreign power generators and other industrial users of biomass. These organizations are also actively lobbying domestically and abroad to significantly increase the regulation of, and reduce or eliminate the incentives and support for, the production and use of biomass for power generation. These organizations may also seek to increase regulation through litigation. For example, in Center for Biological Diversity, et al. v. U.S. EPA, environmental groups contested the U.S. EPA’s decision to defer regulation of carbon dioxide emissions from biomass-fired power plants. In July 2013, the D.C. Circuit Court of Appeals held that the U.S. EPA did not have authority under the Clean Air Act to exempt from regulation carbon dioxide emissions from biomass-fired power plants. It is possible that the efforts of these organizations, whether through lobbying, litigation or other means, will result in the adoption of regulation that could adversely affect our current operations or those of our customers or impede expansions. The occurrence of any of these events could have a material adverse effect on our results of operations, business and financial condition, and our ability to make cash distributions to our unitholders.

The viability of our customers’ business may also affect demand for our products and the results of our business and operations.

The viability of our customers’ businesses is dependent on their ability to compete in their respective electricity and heat markets. Our customers’ competitiveness is a function of, among other things, the market price of electricity, the market price of competing fuels (e.g. coal and natural gas), the relative cost of carbon and the costs of generating heat or electricity using other renewable energy technologies. Changes in the values of the inputs and outputs of our customers’ businesses, or of the businesses of their competitors, could have a material adverse effect on our customers and, as a result, could have a material adverse effect on our results of operations, business and financial position, and our ability to pay distributions to our unitholders.

The growth of our business depends in part upon locating and acquiring interests in additional production plants and deep-water marine terminals at favorable prices.

Our business strategy includes growing our business through drop-down and third-party acquisitions that result in an increase in our cash available for distribution per unit. Various factors could affect the availability of attractive projects to grow our business, including:

•	our sponsor’s failure to complete the development of ROFO Assets or any future project in its development pipeline in a timely manner or at all, which could result from, among other things, permitting challenges, failure to procure the requisite financing or equipment or an inability to obtain an off-take contract on acceptable terms;

•	our failure or inability to exercise our right of first offer with respect to any ROFO Asset; and

•	fewer third-party acquisition opportunities than we expect, which could result from, among other things, available projects having less desirable economic returns or higher risk profiles than we believe suitable for our business plan and investment strategy.

Any of these factors could prevent us from executing our growth strategy or otherwise could have a material adverse effect on our results of operations, business and financial position, and our ability to pay distributions to our unitholders.

Any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

We may consummate acquisitions that we believe will be accretive, but that result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	the inability to successfully integrate the businesses we acquire;

•	the inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention to other business concerns;

•	unforeseen difficulties in connection with operating in new product areas or new geographic areas;

•	customer or key employee losses at the acquired businesses; and

•	the inability to meet the obligations in off-take contracts associated with acquired production plants.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our funds and other resources.

If there are significant increases in the cost of raw materials or our suppliers suffer from operating or financial difficulties, we could generate lower revenue, operating profits and cash flows or lose our ability to meet commitments to our customers.

We purchase wood fiber from third-party landowners and other suppliers for use at our production plants. Our reliance on third parties to secure wood fiber exposes us to potential price volatility and unavailability of such raw materials, and the associated costs may exceed our ability to pass through such price increases under our contracts with our customers. Further, delays or disruptions in obtaining wood fiber may result from a number of factors affecting our suppliers, including extreme weather, production or delivery disruptions, inadequate logging capacity, labor disputes, impaired financial condition of a particular supplier, the inability of suppliers to comply with regulatory or sustainability requirements or decreased availability of raw materials. In addition, other companies, whether or not in our industry, could procure fiber within our procurement areas and adversely change regional market dynamics, resulting in insufficient quantities of raw material or higher prices. Any of these events could increase our operating costs or prevent us from meeting our commitments to our customers, and thereby could have a material adverse effect on our results of operations, business and financial position, and our ability to make distributions to our unitholders.

Any interruption or delay in the supply of wood fiber, or our inability to obtain wood fiber at acceptable prices in a timely manner, could impair our ability to meet the demands of our customers and expand our operations, which could have a material adverse effect on our results of operations, business and financial position, and our ability to make distributions to our unitholders.

We are exposed to the credit risk of customers for our products, and any material nonpayment or nonperformance by our customers could adversely affect our financial results and cash available for distribution.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, whose operations are concentrated in the European power generation industry. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers, or if their creditworthiness deteriorates unexpectedly, any resulting unremedied nonpayment or nonperformance by them could have a material adverse effect on our results of operations, business and financial position, and our ability to make cash distributions to our unitholders.

We could suffer a catastrophic failure of our shiploading equipment at the Port of Chesapeake or be adversely impacted by a port closure.

The majority of our production is loaded for shipment utilizing automated conveyor and ship loading equipment at the Port of Chesapeake. Should we suffer a catastrophic failure of this equipment, we could be unable to fulfill off-take obligations or incur substantial additional transportation costs that would reduce cash flow. We may also lose access to the port or our facilities if they are closed for security or weather-related reasons.

Fluctuations in transportation costs and the availability or reliability of shipping, rail or truck transportation could reduce revenues by causing us to reduce our production or by impairing our ability to deliver products to our customers or the ability of our customers to take delivery.

Disruptions of local or regional transportation services due to shortages of vessels, barges, railcars or trucks, weather-related problems, flooding, drought, accidents, mechanical difficulties, bankruptcy, strikes, lockouts, bottlenecks or other events could temporarily impair our ability to deliver products to our customers and might, in certain circumstances, constitute a force majeure event under our customer contracts, permitting our customers to suspend taking delivery of and paying for our products. In addition, persistent disruptions in marine transportation may force us to halt production as we reach storage capacity at our deep-water marine terminals. Accordingly, if the transportation services we use to transport our products are disrupted, and we are unable to find alternative transportation providers, it could have a material adverse effect on our results of operations, business and financial position, and our ability to make cash distributions to our unitholders.

Our long-term, fixed price off-take contracts with our customers may preclude us from taking advantage of an increase in spot market prices for our products and only partially offset certain cost increases.

Our off-take contracts set base prices subject to annual price escalation and other pricing adjustments for changes in certain of our underlying costs of operations. In periods of increased spot market prices, our revenues could be significantly lower than they would otherwise be as a result of being party to such contracts, reducing the net income and cash available for distribution that we would otherwise generate. In addition, our current and future competitors may be in a better position to take advantage of increases in spot market prices.

Each of our off-take contracts provides for an annual price escalator, and certain of our off-take contracts provide for cost pass-through mechanisms for either stumpage or shipping fuel. However, these cost pass-through mechanisms only pass a portion of our total costs through to our customers. If our operating costs increase significantly during the terms of our off-take contracts beyond the levels of pricing and cost protection afforded to us under the terms of our contracts, our results of operations, business and financial position, and our ability to make cash distributions to our unitholders could be materially adversely affected.

Termination penalties within our off-take contracts may not fully compensate us for total economic losses suffered by us.

Certain of our off-take contracts provide the customer with a right of termination for various events of convenience or changes in law or policy. Although certain of these contracts are subject to certain protective termination payments, the termination payments made by our customers may not fully compensate us for losses resulting from a termination by such counterparty. In each case, we may be unable to re-contract our production at favorable prices or at all, and our results of operations, business and financial position, and our ability to make cash distributions to our unitholders may be materially adversely affected as a result.

We may be required to make substantial capital expenditures to maintain our facilities.

Although we currently use a portion of our cash reserves and cash generated from our operations to maintain, develop and improve our assets and facilities, such investment may, over time, be insufficient to preserve the operating profile required for us to meet our planned profitability. Accordingly, if additional capital expenditures are required, our results of operations, business and financial position, and our ability to make cash distributions to our unitholders may be materially adversely affected.

We are subject to the risk of faulty construction and may face commissioning difficulties with respect to new production plants that we acquire from our sponsor or other third parties.

As part of our strategy to grow our business, we will seek to acquire new production plants to increase our production capacity. Faulty construction of such plants that does not conform to our design and quality standards may have an adverse effect on our business. For example, improper installation may shorten the useful life of our equipment, increase operations and maintenance costs or reduce the availability or production capacity of the affected plant. We may also face difficulties in commissioning a newly constructed plant. If we are unable to achieve a timely production ramp-up for a new production plant, we could fail to meet our production commitments to customers, resulting in lower margins and a decrease in our cash flows.

Our inability to transition our new acquisitions into financially successful production plants due to any of the reasons discussed above could have a material adverse effect on our results of operations, business and financial position, and our ability to pay distributions to our unitholders.

We compete with other wood pellet producers, and, if growth in domestic and global demand for wood pellets meets or exceeds management’s expectations, the competition within our industry may grow significantly.

We compete with other wood pellet production companies in the United States for the customers to whom we sell our products. Our competitors include Green Circle Bio Energy Inc. and Fram Renewable Fuels, LLC, both of which are privately owned, and Georgia Biomass, LLC, a project owned by RWE Innogy. We anticipate competition from new utility-grade U.S. suppliers in the future, including The Westervelt Company, Inc., the U.S. subsidiaries of European wood pellet producer German Pellets GmbH and Drax Biomass International Inc., which is a U.S. subsidiary of Drax Power plc, a utility in the United Kingdom. Competition in our industry is based on price, consistency and quality of product, site location, distribution and logistics capabilities, customer service and reliability of supply. Some of our competitors may have greater financial and other resources than we do, may develop technology superior to ours or may have production plants that are sited in more advantageous locations from a transport cost perspective.

In addition, we expect global demand for solid biomass to increase significantly in the coming years. Worldwide demand for utility-grade wood pellets is projected by Hawkins Wright to grow from 9.7 million MTPY in 2013 to 18.4 million MTPY in 2015 and to more than 38.0 million MTPY in 2020, representing a compound annual growth rate of approximately 22% from 2013 to 2020. This demand growth may lead to a significant increase in the production levels of our existing competitors and may incentivize new, well-capitalized competitors to enter the industry, both of which could reduce the demand and the prices we are able to obtain under future off-take contracts. Significant price decreases or reduced demand could have a material adverse effect on our results of operations, business and financial position, and our ability to pay distributions to our unitholders.

For our products to be acceptable to our customers, they must comply with stringent mandatory sustainability requirements, of which some elements are still under development.

Biomass energy generation requires the use of biomass that is from acceptable sources and is demonstrably sustainable. Within Europe (and the United Kingdom, in particular), this is implemented through biomass sustainability criteria, which will become a mandatory element of eligibility for financial subsidies to biomass energy generators in the future. As a biomass fuel supplier, the viability of our business is therefore dependent upon our ability to comply with such requirements. This may restrict the types of biomass we can use and the geographic regions from which we source our raw materials, and may require us to reduce the greenhouse gas emissions associated with our supply and production processes. Currently, some elements of the criteria with which we will have to comply, including rules relating to forest management practices, are not yet finalized. If more stringent sustainability requirements are adopted in the future, demand for our products could be materially reduced in certain markets, and our results of operations, business and financial position, and our ability to make cash distributions to our unitholders may be materially adversely affected as a result.

Our level of indebtedness may increase and reduce our financial flexibility.

We currently have a $120.0 million senior secured credit facility. As of December 31, 2013 our total debt was $100.5 million, which was primarily comprised of $92.7 million, net of unamortized discount of $2.4 million, outstanding under on our 5.5% senior secured credit facility due 2017, $3.9 million related to a construction loan and working capital line due 2016 related to our Wiggins plant, a note in the amount of $2.0 million due 2017 related to the acquisition of our Amory plant and a promissory note of $1.1 million due 2017 related to the land purchase for the Southampton plant development. In the future, we may incur additional indebtedness in order to make acquisitions or to develop our properties. Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay distributions and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, general partnership or other purposes.

In addition, borrowings under our senior secured credit facility and other credit facilities we or our subsidiaries may enter into in the future will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow.

In addition to our debt service obligations, our operations require substantial expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

An increase in the price or a significant interruption in the supply of electricity could have a material adverse effect on our results of operations.

Our production plants use a substantial amount of electricity. The price and supply of electricity are unpredictable and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside our control, such as changes in supply and demand due to weather conditions, regional production patterns and environmental concerns. In addition, potential climate change regulations or carbon or emissions taxes could result in higher production costs for electricity, which may be passed on to us in whole or in part. A significant increase in the price of electricity or an extended interruption in the supply of electricity to our production plants could have a material adverse effect on our results of operations, cash flows and ability to make cash distributions.

Increases in the price of diesel fuel may adversely affect our results of operations.

Diesel fuel costs generally fluctuate with world crude oil prices, and accordingly are subject to political, economic and market factors that are outside of our control. Our operations are dependent on rolling stock and trucks, and diesel fuel costs are a significant component of the operating expense of these vehicles. In addition, diesel fuel is consumed by our wood suppliers in the harvesting and transport of our raw material and is therefore a component of the delivered cost we pay for wood fiber. It is also consumed by the material handling equipment at our facilities. Accordingly, increased diesel fuel costs could have an adverse effect on our results of operations, cash flows and ability to make cash distributions.

Our business may suffer if we lose, or are unable to attract and retain, key personnel.

We depend to a large extent on the services of our senior management team and other key personnel, and we are seeking to hire several key management personnel in the near term. Members of our senior management and other key employees collectively have extensive expertise in designing, building and operating wood pellet production plants, as well as in negotiating long-term off-take contracts. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. The loss of any of these individuals or the failure to attract additional personnel, as needed, could have a material adverse effect on our operations and could lead to higher labor costs or the use of less-qualified personnel. In addition, if any of our executives or other key employees were to join a competitor or form a competing company, we could lose customers, suppliers, know-how and key personnel. Our success will be dependent on our ability to continue to attract, employ and retain highly skilled personnel.

Failure to maintain effective quality control systems at our production plants and deep-water marine terminals could have a material adverse effect on our business and operations.

The performance and quality of our products are critical to the success of our business. These factors depend significantly on the effectiveness of our quality control systems which, in turn, depends on a number of factors. These include the design of our quality control systems, our quality training program and our ability to ensure that our employees adhere to our quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our business, financial condition, results of operations and reputation.

Our operations are subject to operational hazards and downtimes or interruptions, which may have a material adverse effect on our business and results of operation. We may also not be adequately insured against such events.

We produce a combustible product. Fires and explosions have occurred in our industry. As a result, our business could be adversely affected by these and other operational hazards and could suffer catastrophic loss due to unanticipated events such as explosions, fires, natural disasters or severe weather conditions. Severe weather, such as floods, earthquakes, hurricanes or other catastrophes, or climatic phenomena, such as drought, may impact our operations by causing weather-related damage to our facilities and equipment and impact our customers’ ability to take delivery of our products. Such severe weather may also adversely affect the ability of our suppliers to provide us with the raw materials we require or the ability of vessels to load, transport and unload our product. In addition, our facilities are subject to the risk of unexpected equipment failures. At our production plants, our manufacturing processes are dependent upon critical pieces of equipment, and such equipment may, on occasion, be out of service as a result of such failures. As a result, we may experience material plant shutdowns or periods of reduced production.

Any interference with or curtailment of our operations could result in a loss of productivity, an increase in our operating costs or a breach of our obligations to deliver contracted volumes to our customers. Any breach of our contractual obligations as a result of periods of downtime or reduced production may have a material adverse effect on our business, results of operations, cash flows and ability to make cash distributions.

In addition, we may not be fully insured against all risks incident to our business, including the risk of our operations being interrupted due to severe weather and natural disasters. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies could escalate. In some instances, insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.

Our operations are subject to stringent environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to stringent federal, regional, state and local environmental, health and safety laws and regulations. These laws and regulations govern environmental protection, occupational health and safety, the release or discharge of materials into the environment, air emissions, wastewater discharges, the investigation and remediation of contaminated sites and allocation of liability for cleanup of such sites. These laws and regulations may restrict or impact our business in many ways, including by requiring us to acquire permits or other approvals to conduct regulated activities; limiting our air emissions or wastewater discharges or requiring us to install costly equipment to control, reduce or treat such emissions or discharges; imposing requirements on the handling or disposal of wastes; impacting our ability to modify or expand our operations (for example, by limiting or prohibiting construction and operating activities in environmentally sensitive areas); and imposing health and safety requirements for worker protection. We may be required to make significant capital and operating expenditures to comply with these laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of investigatory or remedial obligations, suspension or revocation of permits and the issuance of orders limiting or prohibiting some or all of our operations. Adoption of new or modified environmental laws and regulations may impair the operation of our business, delay or prevent expansion of existing facilities or construction of new facilities and otherwise result in increased costs and liabilities, which may be material.

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and analogous state laws, impose strict as well as joint and several liability without regard to comparative fault. Under these laws, we may be required to remediate contaminated properties currently or formerly operated by us, or facilities of third parties that received waste generated by our operations. Such remediation obligations may be imposed regardless of whether such contamination resulted in whole or in part from the conduct of others and whether such contamination resulted from actions (by us or third parties) that complied with all applicable laws in effect at the time of those actions. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations, including accidental spills or releases in the course of our operations or those of a third party. Although we are not presently aware of any material contamination on our properties or any material remediation liabilities, we cannot assure you that we will not be exposed to significant remediation obligations or liabilities in the future.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs.

Many nations have agreed to limit emissions of GHGs pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol.” Although the United States is not currently participating in the Kyoto Protocol, almost half of U.S. states, either individually or through multi-state regional initiatives, have begun to address GHG emissions, primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. Although neither the U.S. Congress nor the states in which our facilities are located have adopted such legislation at this time, they may do so in the future. In June 2013, the Obama administration proposed a “Climate Action Plan,” a series of initiatives to address GHG emissions that can be taken without legislative action. Although the full impact of the administration’s plan is difficult to predict, it is likely to include additional restrictions on power plant emissions and more regulations to preserve forest resources, both of which could result in an increase in our operating costs. Previously, the U.S. Environmental Protection Agency adopted GHG regulations under its existing Clean Air Act authority, including regulations requiring monitoring and reporting of GHG emissions and consideration of potential emission controls for certain new or modified facilities. Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any such future laws or implementing regulations could require us to incur increased operating or maintenance costs, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Our business and operating results are subject to seasonal fluctuations.

Our business is affected to some extent by seasonal fluctuations. The cost of producing wood pellets tends to be slightly higher in the winter months because our raw materials have, on average, higher moisture content during such period of the year, resulting in a lower product yield. In addition, lower ambient temperatures increase the cost of drying wood fiber. As a result of these seasonal fluctuations, comparisons of operating measures between consecutive quarters may not be as meaningful as comparisons between longer reporting periods.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and armed conflicts could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations or prevent our customers from meeting their obligations to us. We could experience loss of business, delays or defaults in payments from customers or disruptions of fuel supplies and markets, including if domestic and global power generators are direct targets or indirect casualties of an act of terror or war. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Risks Inherent in an Investment in Us

Our sponsor owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

Following the offering, our sponsor, Enviva Holdings, will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a duty to manage us in a manner that it believes is not adverse to our interest, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to our sponsor. Therefore, conflicts of interest may arise between our sponsor or any of its affiliates, including our general partner, on the one hand, and us or any of our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement;

•	neither our partnership agreement nor any other agreement requires our sponsor to pursue a business strategy that favors us;

•	our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines the amount and timing of any cash expenditure and whether an expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period”;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions;

•	our partnership agreement permits us to distribute up to $ million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•	our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with our sponsor and entities in which it has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read “—Our sponsor and other affiliates of our general partner may compete with us” and “Conflicts of Interest and Fiduciary Duties.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $         per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read “Cash Distribution Policy and Restrictions on Distributions.”

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of our sponsor to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

We expect to distribute a significant portion of our cash available for distribution to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute most of our cash available for distribution, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•	whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is generally required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any higher standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which our general partner or its officers or directors engaged in bad faith, meaning that they believed that the decision was adverse to the interest of the partnership or, with respect to any criminal conduct, with knowledge that such conduct was unlawful; and

•	our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

(2)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, other than one where our general partner is permitted to act in its sole discretion, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Our sponsor and other affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, engaging in those activities incidental to its ownership interest in us and providing management, advisory and administrative services to its affiliates or to other persons. However, affiliates of our general partner, including our sponsor, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, our sponsor may compete with us for investment opportunities and may own an interest in entities that compete with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and our sponsor. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of its board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the incentive distribution rights for the quarter prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights are transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units in connection with resetting the target distribution levels.

Our general partner may transfer all or a portion of the incentive distribution rights in the future. After any such transfer, the holder or holders of a majority of our incentive distribution rights will be entitled to exercise the right to reset the target distribution levels. Please read “How We Make Distributions to Our Partners—Incentive Distribution Right Holders’ Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our sponsor, as a result of it owning our general partner, and not by our unitholders. Please read “Management—Management of Enviva Partners, LP” and “Certain Relationships and Related Transactions.” Unlike publicly-traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2⁄3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our sponsor will own an aggregate of     % of our common and subordinated units (or     % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide our sponsor the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $         per common unit.

The assumed initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $         per common unit. Based on the assumed initial public offering price of $         per common unit, unitholders will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights may be transferred to a third party without unitholder consent.

Our general partner may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party, our general partner would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of our sponsor accepting offers made by us relating to assets owned by our sponsor, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, our sponsor will own an aggregate of     % of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our sponsor will own     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by our sponsor or other large holders.

After this offering, we will have              common units and              subordinated units outstanding, which includes the              common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. The              common units (             if the underwriters do not exercise their option to purchase additional common units) that are issued to our sponsor will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. The lock-up agreement with the underwriters may be waived in the discretion of certain of the underwriters. Sales by our sponsor or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our sponsor. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

There is no existing market for our common units and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only              publicly-traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements that apply to other public companies.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports. We will remain an emerging growth company for up to five years, although we will lose that status earlier if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Exchange Act. We prepare our financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 (except for the requirement for an auditor’s attestation report, as described above) beginning with our fiscal year ending December 31, 2015. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

The New York Stock Exchange does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Enviva Partners, LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. The amount of our expenses or reserves for expenses, including the costs of being a publicly traded partnership, will reduce the amount of cash we have available for distribution to our unitholders. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time consuming and costly. For example, as a result of becoming a publicly traded company, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $2.0 million of incremental costs per year associated with being a publicly traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, we would be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. We have requested and obtained a favorable private letter ruling from the Internal Revenue Service to the effect that, based on facts presented in the private letter ruling request, our income from processing timber feedstocks into pellets and transporting, storing, marketing and distributing such timber feedstocks and wood pellets will constitute “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code. However, no ruling has been or will be requested regarding our treatment as a partnership for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” below. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state, local or foreign income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law or interpretation on us. At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Specifically, we will initially own assets and conduct business in Mississippi, North Carolina and Virginia, each of which imposes a margin or franchise tax. In the future, we may expand our operations. Imposition of a similar tax on us in other jurisdictions that we may expand to could substantially reduce our cash available for distribution to you.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modification to U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the qualifying income requirement to be treated as a partnership for U.S. federal income tax purposes. For a discussion of the importance of our treatment as a partnership for federal income purposes, please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status” for a further discussion.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce cash available for distribution to our unitholders.

We have requested and obtained a favorable private letter ruling from the Internal Revenue Service to the effect that, based on facts presented in the private letter ruling request, our income from processing timber feedstocks into pellets and transporting, storing, marketing and distributing such timber feedstocks and wood pellets will constitute “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code. However, no ruling has been or will be requested regarding our treatment as a partnership for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” below. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

You will be required to pay federal income taxes and, in some cases, state and local income taxes, on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax due from you with respect to that income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopted.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees.”

A unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, our sponsor will own     % of the total interests in our capital and profits. Therefore, a transfer by our sponsor of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder’s taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and income tax return filing requirements in jurisdictions where you do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, you may be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements.

We will initially own assets and conduct business in Mississippi, North Carolina and Virginia, each of which currently impose a personal income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $             million from this offering (based on an assumed initial offering price of $             per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses, to reimburse capital expenditures of and pay a distribution to our sponsor related to its contribution of assets to us in connection with this offering. We will not be required to pay additional cash consideration for such contributed assets or reimburse our sponsor for additional capital expenditures. Our sponsor intends to use the amounts that it receives from the net proceeds of this offering for the development of a portion of the Southeast Project consisting of the first two production plants and one deep-water marine terminal.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. If the underwriters exercise their option to purchase                     additional common units in full, the additional net proceeds would be approximately $             million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a special distribution to our sponsor. If the underwriters do not exercise their option to purchase additional common units, we will issue                     common units to our sponsor upon the option’s expiration. We will not receive any additional consideration from our sponsor in connection with such issuance. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $             per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $             million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $             per common unit, would increase net proceeds to us from this offering by approximately $             million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $             decrease in the assumed initial offering price to $             per common unit, would decrease the net proceeds to us from this offering by approximately $             million.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2013:

•	on an actual basis for our accounting predecessor, Enviva Partners, LP Predecessor; and

•	on a pro forma basis to reflect the offering of our common units, the other transactions described under “Summary—Formation Transactions and Partnership Structure” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

You should read this table in conjunction with “Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2013
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$9,477		$9,477

Long-term debt (including current portion):
Senior secured credit facilities (1)	$95,079		$95,079
Other long-term debt and capital lease obligations	8,113		8,113

Total long-term debt and capital lease obligations	103,192		103,192
Partners’ capital:
Limited partners’ capital (2)	256,284		—
Common unitholders	—
Subordinated unitholders	—
General partner interest	—
Noncontrolling interests	3,121		3,121

Total partners’ capital	259,405

Total capitalization	$362,597	$

(1)	The senior secured credit facilities outstanding balance of $95.1 million includes an unamortized discount of $2.4 million.
(2)	We will convert the limited partner interest held by Enviva Holdings, LP into common units and subordinated units representing an aggregate % limited partner interest in us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $             per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of September 30, 2013, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $             million, or $             per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per common unit before the offering (1)	$
Increase in net tangible book value per common unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per common unit after the offering (2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)(4)		$

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units ( common units and subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering.
(3)	Each $1.00 increase or decrease in the assumed public offering price of $ per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $ million, or approximately $ per common unit, and dilution per common unit to investors in this offering by approximately $ per common unit, after deducting the estimated underwriting discount and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $ per common unit, would result in a pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $ per common unit, would result in an pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of common units offered by us and other terms of this offering determined at pricing.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our sponsor and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units			Total Consideration
	Number	Percent		Amount	Percent
Enviva Holdings (1)(2)(3)			%			%
Purchasers in the offering			%			%

Total		100%			100%

(1)	Upon the consummation of the transactions contemplated by this prospectus, Enviva Holdings will own common units and subordinated units.
(2)	The assets contributed by Enviva Holdings will be recorded at historical cost. The pro forma book value of the consideration provided by Enviva Holdings as of September 30, 2013 would have been approximately $ .
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to Enviva Partners, LP Predecessor’s audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2013 and 2012.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $             per unit ($             per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our general partner has not established any cash reserves, and does not have any specific types of expenses for which it intends to establish reserves. We expect our general partner may establish reserves for specific purposes, such as major capital expenditures or debt service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•	Our cash distribution policy will be subject to restrictions on distributions under our $120.0 million senior secured credit facility, which contains financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Secured Credit Facilities.” Should we be unable to satisfy these restrictions or if we are otherwise in default under our credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish.

•	We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our unitholders.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•	If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state limited liability company laws and other laws and regulations.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $             per unit for each whole quarter, or $             per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $             million per quarter, or $             million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

Distributions
	Number of Units	One Quarter	Annualized
Publicly held common units		$	$
Common units held by Enviva Holdings
Subordinated units held by Enviva Holdings

Total		$	$

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to our sponsor, Enviva Holdings, at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

Our general partner will initially hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $             per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through                     , 2014, based on the actual length of the period.

Subordinated Units

Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash available for distribution from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “How We Make Distributions To Our Partners—Subordination Period.”

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012 and the Twelve Months Ended September 30, 2013

If we had completed the transactions contemplated in this prospectus on January 1, 2012, our pro forma cash available for distribution for the year ended December 31, 2012 and twelve months ended September 30, 2013 would have been a surplus of approximately $0.3 million and a deficit of approximately $2.2 million, respectively. Accordingly, we would have been unable to pay any distributions on our common and subordinated units for the year ended December 31, 2012 and the twelve months ended September 30, 2013.

Our pro forma cash available for distribution is based on our historical results, adjusted to reflect the addition of incremental general and administrative expenses. Our pro forma cash available for distribution does not purport to present our historical results of operations. Furthermore, cash available for distribution is a cash concept, while our historical financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $2.0 million of incremental annual general and administrative expenses as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation. Our unaudited pro forma cash available for distribution should be read together with “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited historical financial statements of Enviva Partners, LP Predecessor and the notes to those statements included elsewhere in this prospectus.

The following tables illustrate, on a pro forma basis for each quarter in the year ended December 31, 2012 and in the twelve months ended September 30, 2013, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2012. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

Enviva Partners, LP

Unaudited Pro Forma Cash Available for Distribution (1)

	Three Months Ended								Year Ended December 31, 2012
	March 31, 2012		June 30, 2012		September 30, 2012		December 31, 2012
	(in thousands)
Product sales		$11,015		$32,111		$22,142		$35,269		$100,537
Other revenue		441		847		485		1,014		2,787

Net revenue		11,456		32,958		22,627		36,283		103,324
Cost of goods sold, excluding depreciation and amortization		10,924		29,660		20,444		30,733		91,761
Depreciation and amortization		1,722		1,847		1,881		1,935		7,385

Total cost of goods sold		12,646		31,507		22,325		32,668		99,146

Gross margin		$(1,190)		$1,451		$302		$3,615		$4,178
General and administrative expenses		4,984		4,505		5,901		6,247		21,637
Related party monitoring fee (2)		173		193		218		90		674

Loss from operations		(6,347)		(3,247)		(5,817)		(2,722)		(18,133)
Interest expense (3)		(234)		(234)		(264)		(505)		(1,237)
Early retirement of debt obligation		—		—		—		(837)		(837)
Other income		7		(5)		142		303		447

Loss from continuing operations		(6,574)		(3,486)		(5,939)		(3,761)		(19,760)
Adjustments to reconcile net loss to Adjusted EBITDA:
Add:
Depreciation and amortization		$1,804		$1,941		$1,970		$2,016		$7,731
Interest expense (net) (3)		229		229		262		504		1,224
Early retirement of debt obligation		—		—		—		837		837
Tax expense		—		12		—		—		12
Asset impairments and disposals		—		32		—		—		32
Less:
Interest income		—		—		—		—		—

Adjusted EBITDA (4)		$(4,541)		$(1,272)		$(3,707)		$(404)		$(9,924)
Adjustments to reconcile Adjusted EBITDA to pro forma cash available for distribution:
Less:
Cash interest expense (3)		$592		$86		$94		$852		$1,624
Changes in working capital		(2,452)		639		901		6,897		5,985
Principal payments on debt		808		703		978		7,048		9,537
Debt issuance costs (5)		271		513		121		5,682		6,587
Expansion capital expenditures (6)		16,067		14,113		23,651		36,419		90,250
Addition to restricted cash accounts (7)		(250)		—		—		10,703		10,453
Incremental general and administrative expenses (8)		500		500		500		500		2,000
Add:
Long-term borrowings		—		—		—		32,000		32,000
Issuance of equity capital		26,759		9,800		29,400		38,719		104,678

Pro forma cash surplus (deficit) for Enviva Partners, LP		$6,682		$(8,026)		$(552)		$2,214		$318

Minimum quarterly and annual distributions:
Minimum quarterly and annual distributions per unit
Distributions to public common unitholders
Distributions to Enviva Holdings, LP - common units
Distributions to Enviva Holdings, LP - subordinated units
Total cash distributions	$		$		$		$		$

Excess of cash available for distribution over minimum quarterly cash distribution	$		$		$		$		$

Enviva Partners, LP

Unaudited Pro Forma Cash Available for Distribution (1)

	Three Months Ended								Twelve Months Ended September 30, 2013
	December 31, 2012		March 31, 2013		June 30, 2013		September 30, 2013
	(in thousands)
Product sales		$35,269		$31,829		$42,378		$35,856		$145,332
Other revenue		1,014		701		487		645		2,847

Net revenue		36,283		32,530		42,865		36,501		148,179
Cost of goods sold, excluding depreciation and amortization		30,733		29,365		37,657		30,135		127,890
Depreciation and amortization		1,935		1,861		2,812		3,267		9,875

Total cost of goods sold		32,668		31,226		40,469		33,402		137,765

Gross margin		$3,615		$1,304		$2,396		$3,099		$10,414
General and administrative expenses		6,247		5,106		4,206		4,435		19,994
Related party monitoring fee (2)		90		—		—		—		90

Loss from operations		(2,722)		(3,802)		(1,810)		(1,336)		(9,670)
Interest expense (3)		(505)		(566)		(1,075)		(1,755)		(3,901)
Early retirement of debt obligation		(837)		—		—		—		(837)
Other income		303		2		985		1		1,291

Loss from continuing operations		(3,761)		(4,366)		(1,900)		(3,090)		(13,117)
Adjustments to reconcile net loss to Adjusted EBITDA:
Add:
Depreciation and amortization		$2,016		$1,901		$2,862		$3,328		$10,107
Interest expense (net) (3)		504		565		1,070		1,752		3,891
Early retirement of debt obligation		837		—		—		—		837
Tax expense		—		—		23		3		26
Asset impairments and disposals		—		(3)		280		(38)		239
Less:
Interest income		—		—		—		—		—

Adjusted EBITDA (4)		$(404)		$(1,903)		$2,335		$1,955		$1,983
Adjustments to reconcile Adjusted EBITDA to pro forma cash available for distribution:
Less:
Cash interest expense (3)		$852		$814		$1,255		$1,533		$4,454
Changes in working capital		6,897		9,523		(5,896)		3,768		14,292
Principal payments on debt		7,048		811		642		3,093		11,594
Debt issuance costs (5)		5,682		15		8		—		5,705
Expansion capital expenditures (6)		36,419		30,596		33,141		38,872		139,028
Addition to restricted cash accounts (7)		10,703		16,881		15,726		(25,663)		17,647
Incremental general and administrative expenses (8)		500		500		500		500		2,000
Add:
Long-term borrowings		32,000		35,000		16,000		9,000		92,000
Issuance of equity capital		38,719		35,412		13,995		5,376		93,502
Borrowings under a revolving line of credit		—		—		5,000		—		5,000

Pro forma cash surplus (deficit) for Enviva Partners, LP		$2,214		$9,369		$(8,046)		$(5,772)		$(2,235)

Minimum quarterly and annual distributions:
Minimum quarterly and annual distributions per unit
Distributions to public common unitholders
Distributions to Enviva Holdings, LP - common units
Distributions to Enviva Holdings, LP - subordinated units
Total cash distributions	$		$		$		$		$

Excess of cash available for distribution over minimum quarterly cash distribution	$		$		$		$		$

(1)	Reflects our operating results for the periods indicated, adjusted to reflect incremental G&A.
(2)	Effective November 1, 2012, the annual monitoring fee attributable to the capital deployed to Enviva, LP was included in the management services agreement fee due to Enviva Holdings, LP. At the closing of this offering, the monitoring fee will no longer be charged to Enviva, LP.
(3)	Interest expense, net and cash interest expense both include commitment and administrative agent fees on our senior secured credit facility. Interest expense, net also includes the amortization of debt issuance costs incurred in connection with our senior secured credit facility.
(4)	For more information, please read “Summary—Summary Historical Financial and Operating Data—Non-GAAP Financial Measures.”
(5)	Includes fees and expenses associated with the incurrence of borrowings under our senior secured credit facilities.
(6)	Reflects actual expansion capital expenditures for the period presented. Expansion capital expenditures are capital expenditures made to expand the operating capacity or revenue generating capacity of existing or new assets. Represents capital expenditures to complete the construction of the pellet production plants and the second storage dome at the Port of Chesapeake.
(7)	Restricted cash includes cash held in accounts reserved for expansion capital expenditures, debt service reserve accounts and cash that collateralizes outstanding letters of credit.
(8)	Reflects $2.0 million of incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our historical financial statements.

Estimated Cash Available for Distribution for the Twelve Months Ending March 31, 2015

Set forth below is a statement of Estimated Cash Available for Distribution that reflects a forecast of our ability to generate sufficient cash to make the minimum quarterly distribution on all of our outstanding limited partner units for the twelve months ending March 31, 2015, based on assumptions we believe to be reasonable. These assumptions include adjustments giving effect to this offering.

Our estimated cash available for distribution reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending March 31, 2015. The assumptions disclosed under “—Assumptions and Considerations” below are those that we believe are significant to our ability to generate such estimated cash available for distribution. We believe our actual results of operations and cash flows for the twelve months ending March 31, 2015 will be sufficient to generate our estimated cash available for distribution for such period; however, we can give you no assurance that such estimated cash available for distribution will be achieved. There will likely be differences between our estimated cash available for distribution for the twelve months ending March 31, 2015 and our actual results for such period and those differences could be material. If we fail to generate the estimated cash available for distribution for the twelve months ending March 31, 2015, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at any rate.

We do not as a matter of course make public projections as to future operations, earnings or other results. However, management has prepared the estimated cash available for distribution and assumptions set forth below to substantiate our belief that we will have sufficient cash available to make the minimum quarterly distribution to our unitholders for the twelve months ending March 31, 2015. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the estimated cash available for distribution necessary for us to have sufficient cash available for distribution to pay the full minimum quarterly distribution to all of our unitholders for the twelve months ending March 31, 2015. However, this information is not historical fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. The prospective financial information included in this offering document has been prepared by, and is the responsibility of, our management. KPMG LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this offering document relates to the Enviva Partners, LP Predecessor’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering the estimated cash available for distribution set forth below you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from those supporting such estimated available cash. Accordingly, there can be no assurance that the forecast is indicative of our future performance. Inclusion of the forecast in this prospectus is not a representation by any person, including us or the underwriters, that the results in the forecast will be achieved.

We are providing the estimated cash available for distribution and related assumptions for the twelve months ending March 31, 2015 to supplement our historical financial statements in support of our belief that we will have sufficient available cash to allow us to pay cash distributions on all of our outstanding common and subordinated units for the twelve-month period ending March 31, 2015 at our stated minimum quarterly distribution rate. Please read below under “—Assumptions and Considerations” for further information as to the assumptions we have made for the preparation of the estimated cash available for distribution set forth below. The narrative descriptions of our assumptions in “—Assumptions and Considerations” generally compare our estimated cash available for distribution for the twelve months ending March 31, 2015 with the unaudited pro forma cash available for distribution for the year ended December 31, 2012 and the twelve months ended September 30, 2013 presented under “—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2012 and the Twelve Months Ended September 30, 2013.”

We do not undertake any obligation to release publicly the results of any future revisions we may make to the assumptions used in generating our estimated cash available for distribution for the twelve months ending March 31, 2015 or to update those assumptions to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Enviva Partners, LP

Estimated Cash Available for Distribution

	Three Months Ending								Twelve Months Ending March 31, 2015
	June 30, 2014		September 30, 2014		December 31, 2014		March 31, 2015
	(in thousands)
Product sales		$71,027		$71,328		$73,003		$76,622		$291,980
Other revenue		2,018		2,159		2,514		2,206		8,897

Net revenue		73,045		73,487		75,517		78,828		300,877
Cost of goods sold, excluding depreciation and amortization		58,819		57,404		58,707		61,873		236,803
Depreciation and amortization		4,583		4,705		4,381		4,682		18,351

Total cost of goods sold		63,402		62,109		63,088		66,555		255,154

Gross margin		$9,643		$11,378		$12,429		$12,273		$45,723
General and administrative expenses (1)		2,142		2,140		2,638		2,697		9,617
Interest expense		2,142		2,159		2,151		2,112		8,564

Net income		$5,359		$7,079		$7,640		$7,464		$27,542
Adjustments to reconcile net income to Adjusted EBITDA:
Plus:
Depreciation and amortization expense		$4,652		$4,772		$4,446		$4,744		$18,614
Interest expense		2,142		2,159		2,151		2,112		8,564

Adjusted EBITDA (2)		$12,153		$14,010		$14,237		$14,320		$54,720
Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Expansion capital expenditures (3)		$3,000		$—		$—		$—		$3,000
Cash interest expense		1,589		1,603		1,594		1,570		6,356
Debt amortization		236		334		337		339		1,246
Add:
Use of cash on hand to fund expansion capital expenditures		3,000		—		—		—		3,000

Estimated Cash Available for Distribution		$10,328		$12,073		$12,306		$12,411		$47,118

Minimum quarterly and annual distributions:
Minimum quarterly and annual distributions per unit
Distributions to public common unitholders
Distributions to Enviva Holdings, LP - common units
Distributions to Enviva Holdings, LP - subordinated units
Total cash distributions	$		$		$		$		$

Excess of cash available for distribution over minimum quarterly cash distribution	$		$		$		$		$

(1)	Includes general and administrative expenses of $7.6 million allocated from Enviva Holdings and its affiliates and $2.0 million of incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership.

(2)	For more information, please read “Summary—Summary Historical Operating Data—Non-GAAP Financial Measures.”
(3)	Expansion capital expenditures for the forecast period include plant capital expenditures, including for new equipment and related installation, that improve the efficiency, reliability or effectiveness of existing assets. Expansion capital expenditures for the forecast period do not include normal repairs and maintenance, which are expensed, but are expenditures designed to add capacity to existing facilities.

Assumptions and Considerations

Generally, our forecast for the twelve months ending March 30, 2015 is based on the following assumptions:

•	We will sell a total volume of our products equal to the aggregate quantity specified under our off-take agreements and we will meet our contractual delivery obligations.

•	Our production plants will complete their ramp-up and achieve full planned capacity during the forecast period. Further identified plant capital expenditures will increase the aggregate capacity of the Ahoskie, Southampton and Northampton plants by approximately 50,000 metric tons per year.

•	We will operate within our targeted operating expense levels.

We believe that our cash available for distribution for the twelve months ending March 31, 2015 will not be less than $47.1 million. This amount of estimated cash available for distribution is approximately $46.8 million and $49.3 million more than the pro forma cash available for distribution we generated for the year ended December 31, 2012 and the twelve months ended September 30, 2013, respectively, due in part to our entry into two new off-take agreements and the addition of incremental production capacity resulting from the construction and ramp-up of the Northampton and Southampton plants.

Sales Volume. Our product sales volume for the twelve months ending March 31, 2015 is projected to be approximately 1.7 million metric tons as compared to approximately 777,000 metric tons for the twelve months ended September 30, 2013 and 558,000 metric tons for the year ended December 31, 2012. Our Northampton and Southampton plants are expected to operate at 84% of capacity for the first quarter of the forecast period and ramp to full capacity at the end of the forecast period, producing an additional 737,000 metric tons as compared to the twelve months ended September 30, 2013 and an additional 900,000 metric tons as compared to the year ended December 31, 2012. We will purchase approximately 193,000 metric tons during the forecast period.

Other Revenue. Other revenue is comprised of terminal services fees, professional fees and product sales for which we are deemed to be an agent of the purchaser. The increase in other revenue is a function of the larger volume in the forecast period and a portion of the purchased tons will be sourced in a manner where we are acting as an agent.

Net Revenue. Our net revenue for the twelve months ending March 30, 2015 is projected to be $300.9 million, compared to $148.2 million for the twelve months ended September 30, 2013 and $103.3 million for the year ended December 31, 2012. The revenue increase compared to both periods is primarily the result of full run rate on the three existing off-take contracts. Deliveries under two of the contracts started in 2013 and included a ramp-up period that matched the ramp on our Northampton and Southampton production plants.

Cost of Goods Sold, excluding Depreciation and Amortization. Cost of goods sold excluding depreciation and amortization is projected to increase to $236.8 million for the twelve months ending March 30, 2015, compared to $127.9 million for the twelve months ended September 30, 2013 and $91.8 million for the year ended December 31, 2012. The increase is predominantly due to increased product sales as noted above. On a unit basis, the costs will decrease because the scale of the new facilities will drive better fixed cost leverage.

Depreciation and Amortization. Depreciation and amortization for the twelve months ending March 30, 2015 is projected to be $18.4 million, compared to $9.9 million for the twelve months ended September 30, 2013 and $7.4 million for the year ended December 31, 2012 and excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses. The increase in depreciation and amortization is a result of bringing the Northampton and Southampton plants on line.

Expenses. Expenses are projected at $9.6 million for the twelve months ending March 30, 2015, compared to $20.0 million for the twelve months ended September 30, 2013 and $21.6 million for the year ended December 31, 2012. The decrease is a function of non-capitalizable costs incurred prior to plant start up for newly constructed facilities, including hiring and training of staff and general overhead expenses incurred in historical periods. Development activities were also included in historical periods. No development or construction activities are expected to be conducted by us on a prospective basis. This decrease is partially offset by the inclusion of $2.0 million in public company expenses in the forecast.

Interest. Interest expense and cash interest payments are a function of outstanding indebtedness, principally the outstanding balances under our senior secured credit facility entered into in November 2012. The increase in interest expense during the forecast period assumes the full amount of the term loan is outstanding and interest costs are no longer capitalized since construction activities have concluded.

Maintenance Capital. No provision for maintenance capital has been required for the historical or forecast periods as we expense all maintenance and the equipment does not require material periodic overhaul.

Regulatory, Industry and Economic Factors. Our forecast of our results of operations for the twelve months ending March 31, 2015 is based on the following assumptions related to regulatory, industry and economic factors:

•	There will not be any new federal, state or local regulations affecting our operations or those of our customers, or any new interpretations of existing regulations, that will be materially adverse to our business during the twelve months ending March 31, 2015.

•	There will not be any material adverse changes affecting our operations or those of our customers during the twelve months ending March 31, 2015.

•	There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend.

•	Industry, insurance and overall economic conditions will not change substantially during the twelve months ending March 31, 2015.

•	There will not be any material nonperformance by our customers.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending                     , we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $             per unit, or $             on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through                     , 2014.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see “—Distributions From Capital Surplus.”

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Furthermore, cash received from an interest in an entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of that entity’s operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to described in the first bullet above). Operating surplus does not reflect cash generated by our operations. For example, it includes a basket of $             million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under hedge contracts (provided that (1) with respect to amounts paid in connection with the initial purchase of a hedge contract, such amounts will be amortized over the life of the applicable hedge contract and (2) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), officer compensation, repayment of working capital borrowings, interest on indebtedness and capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights);

•	repurchases of equity interests except to fund obligations under employee benefit plans; or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity interests; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of this offering (other than any distributions of proceeds of this offering) equals the operating surplus from the closing of this offering. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those cash expenditures made to maintain our long-term operating capacity or net income. Our business, facilities and production equipment are not generally subject to major turnaround, overhaul or rebuilds. Rather, our assets, principally rotating mechanical processing equipment, require tool and die replacement which we expense as we consume the tools. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment, to the extent such expenditures are made to maintain our long-term operating capacity or net income. Cash expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those cash expenditures, including transaction expenses, made to increase our operating capacity or net income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, development of a new production plant or the expansion of an existing production plant, to the extent such expenditures are expected to expand our long-term operating capacity or net income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such acquisition, construction, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those cash expenditures, including transaction expenses, that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of cash expenditures made for investment purposes. Examples of investment capital expenditures include traditional cash expenditures for investment purposes, such as purchases of securities, as well as other cash expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or net income, but which are not expected to expand, for more than the short term, our operating capacity or net income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ending on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Our sponsor will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2017, if each of the following has occurred:

•	distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after closing of this offering through                     , 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2015, if each of the following has occurred:

•	distributions from operating surplus exceeded $ (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units for a four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $ (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Conversion Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to generally reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase during that period in working capital borrowings; less

•	any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; plus

•	any expenditures that are not operating expenditures solely because of the provision described in the last bullet point describing operating expenditures above; plus

•	any net decrease during that period in working capital borrowings; plus

•	any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Any disbursements received, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period that the general partner determines to include in operating surplus for such period shall also be deemed to have been made, received or established, increased or reduced in such period for purposes of determining adjusted operating surplus for such period.

Distributions From Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter ending before the end of the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions From Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter ending after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit		Marginal Percentage Interest in Distributions
			Unitholders	IDR Holders
Minimum Quarterly Distribution	up to $		100.0%	0%
First Target Distribution	above $	up to $	100.0%	0%
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter	above $		50.0%	50.0%

Incentive Distribution Right Holders’ Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then- applicable third target distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset election and higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if we were to issue additional common units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and we were to issue additional common units and maintain the per unit distribution level, additional incentive distributions would have to be paid based on the additional number of outstanding common units and the percentage interest of the incentive distribution rights above the target distribution levels. Thus, the exercise of the reset right would lower our cost of equity capital. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.

The number of common units to be issued in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels would equal the quotient determined by dividing (x) the amount of cash distributions received in respect of the incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each unitholder receives an amount per unit for that quarter equal to 115.0% of the reset minimum quarterly distribution;

•	second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 125.0% of the reset minimum quarterly distribution;

•	third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 150.0% of the reset minimum quarterly distribution; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $            .

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	Incentive Distribution Rights Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $	100.0%	0.0%		up to $ (1)
First Target Distribution	above $ up to $	100.0%	0.0%	above $	up to $ (2)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $	up to $ (3)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $	up to $ (4)
Thereafter	above $	50.0%	50.0%		above $

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be common units outstanding and the distribution to each common unit would be $       for the quarter prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of Incentive Distribution Rights Prior to Reset		Total Distributions
Minimum Quarterly Distribution	up to $	$		$—	$
First Target Distribution	above $ up to $			—
Second Target Distribution	above $ up to $
Third Target Distribution	above $ up to $
Thereafter	above $

		$	$		$

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be                      common units outstanding and the distribution to each common unit would be $            . The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $            , by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $            .

	Quarterly Distribution per Unit	Cash Distributions to Common Unitholders Prior to Reset		Cash Distributions to Holders of Incentive Distribution Rights After Reset						Total Distributions
				Common Units (1)		Incentive Distribution Rights		Total
Minimum Quarterly Distribution	up to $	$		$			$—	$		$
First Target Distribution	above $ up to $		—		—		—		—		—
Second Target Distribution	above $ up to $		—		—		—		—		—
Third Target Distribution	above $ up to $		—		—		—		—		—
Thereafter	above $		—		—		—		—		—

		$			$—	$		$		$

(1)	Represents distributions in respect of the common units issued upon the reset.

The holders of our incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise much be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•	second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation”;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if, as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by unitholders for their units in this offering, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•	second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, to all unitholders, pro rata, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of our incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and the holders of our incentive distribution rights based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

Enviva Partners, LP was formed in November 2013 and does not have historical financial statements. Therefore, in this prospectus we present the historical combined financial statements of Enviva, LP and its operating subsidiaries, which entities will be transferred by Enviva MLP Holdco, LLC to Enviva Partners, LP upon the closing of this offering. We refer to these entities as “Enviva Partners, LP Predecessor.” The following table presents summary historical financial and operating data of Enviva Partners, LP Predecessor as of the dates and for the periods indicated.

This prospectus includes audited financial statements as of and for the years ended December 31, 2012 and 2011 and unaudited financial information as of and for the nine-month periods ended September 30, 2013 and 2012. The summary historical financial data presented as of and for the years ended December 31, 2012 and 2011 is derived from the audited historical financial statements of Enviva Partners, LP Predecessor that are included elsewhere in this prospectus. The summary historical financial data presented as of and for the nine months ended September 30, 2013 and 2012 are derived from the unaudited historical financial statements of Enviva Partners, LP Predecessor included elsewhere in this prospectus.

For a detailed discussion of the summary historical financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds” and the audited and unaudited historical financial statements of Enviva Partners, LP Predecessor included elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Enviva Partners, LP Predecessor Historical
	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands, except per metric ton and operating data)
Statement of Operations Data:
Product sales	$100,537	$29,987	$110,063	$65,268
Other revenue	2,787	1,173	1,833	1,773

Net revenue	103,324	31,160	111,896	67,041
Costs of goods sold, excluding depreciation and amortization	91,761	31,965	97,157	61,028
Depreciation and amortization (1)	7,385	2,963	7,940	5,450

Total cost of goods sold	99,146	34,928	105,097	66,478

Gross margin (loss)	4,178	(3,768)	6,799	563
General and administrative expenses	21,637	15,970	13,747	15,390
Impairment of intangible asset	—	3,700	—	—
Related party monitoring fee	674	438	—	584

Loss from operations	(18,133)	(23,876)	(6,948)	(15,411)
Other income (expense):
Interest expense	(1,237)	(934)	(3,396)	(732)
Early retirement of debt obligation	(837)	—	—	—
Other income	447	83	988	144

Total other income (expense), net	(1,627)	(851)	(2,408)	(588)

Loss from continuing operations	(19,760)	(24,727)	(9,356)	(15,999)
Loss from discontinued operations	(30,112)	(9,858)	—	(29,846)

Net loss	(49,872)	(34,585)	(9,356)	(45,845)
Less net loss attributable to noncontrolling interests	15,703	5,101	49	15,510

Net loss attributable to Enviva, LP	$(34,169)	$(29,484)	$(9,307)	$(30,335)

	Enviva Partners, LP Predecessor Historical
	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands, except per metric ton and operating data)
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(19,448)	$(22,058)	$(7,883)	$(10,843)
Investing activities	(98,134)	(97,148)	(109,013)	(53,831)
Financing activities	118,054	124,940	114,674	62,565

Other Financial Data:
Adjusted EBITDA (2)	$(9,924)	$(16,897)	$2,387	$(9,520)
Adjusted gross margin (loss) per metric ton (2)	$20.72	$(5.10)	$25.58	$16.82
Expansion capital expenditures (3)	90,471	89,514	102,632	54,034

Operating Data:
Total metric tons sold	558,000	158,000	576,000	358,000

Balance Sheet Data (at period end):
Cash and cash equivalents	$11,699	$11,227	$9,477	$9,118
Total assets	271,652	210,386	388,564	235,465
Long-term debt (including current portion)	40,159	52,095	103,192	53,916
Total liabilities	57,678	83,863	129,159	88,090
Partners’ capital	213,974	126,523	259,405	147,375

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.
(2)	For more information, please read “—Non-GAAP Financial Measures” below.
(3)	Expansion capital expenditures are cash expenditures made to increase our long-term operating capacity or net income whether through construction or acquisitions. Please read “How We Make Distributions to Our Partners—Capital Expenditures.”

Non-GAAP Financial Measures

Adjusted EBITDA

We define adjusted EBITDA as income or loss from continuing operations, excluding depreciation and amortization, interest expense, interest income, taxes, early retirement of debt obligation and asset impairments and disposals. Adjusted EBITDA is not a presentation made in accordance with GAAP. Management uses adjusted EBITDA as an important indicator of performance.

We believe that the presentation of adjusted EBITDA provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted EBITDA is loss from continuing operations. Our non-GAAP financial measure of adjusted EBITDA should not be considered as an alternative to GAAP loss from continuing operations. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect loss from continuing operations. You should not consider adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted EBITDA may be defined differently by other companies in our industry, our definition of adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure on a historical basis for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical
	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands)
Reconciliation of adjusted EBITDA to loss from continuing operations:
Loss from continuing operations	$(19,760)	$(24,727)	$(9,356)	$(15,999)
Depreciation and amortization	7,731	3,206	8,091	5,715
Interest expense	1,237	934	3,396	732
Early retirement of debt obligation	837	—	—	—
Income tax expense	12	—	26	12
Asset impairments and disposals	32	3,712	239	32
Interest income	(13)	(22)	(9)	(12)

Adjusted EBITDA	$(9,924)	$(16,897)	$2,387	$(9,520)

Adjusted Gross Margin (Loss) per Metric Ton

We use adjusted gross margin per metric ton to measure our financial performance. We define adjusted gross margin as gross margin excluding depreciation and amortization. We believe adjusted gross margin per metric ton is a meaningful measure because it compares our off-take pricing to our operating costs for a view of profitability and performance on a per metric ton basis. Adjusted gross margin per metric ton will primarily be affected by our ability to meet production volumes and to control direct and indirect costs associated with procurement and delivery of wood fiber to our production plants and the production and distribution of wood pellets.

We believe that the presentation of adjusted gross margin per metric ton will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted gross margin per metric ton is gross margin. Our non-GAAP financial measure of adjusted gross margin per metric ton should not be considered as an alternative to GAAP gross margin. Adjusted gross margin per metric ton has important limitations as an analytical tool because it excludes some but not all items that affect gross margin. You should not consider adjusted gross margin per metric ton in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted gross margin per metric ton may be defined differently by other companies in our industry, our definition of adjusted gross margin per metric ton may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted gross margin per metric ton to the most directly comparable GAAP financial measure on a historical basis for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical
	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands, except per metric ton)
Reconciliation of gross margin (loss) to adjusted gross margin (loss) per metric ton:
Gross margin (loss)	$4,178	$(3,768)	$6,799	$563
Depreciation and amortization	7,385	2,963	7,940	5,450

Adjusted gross margin (loss)	$11,563	$(805)	$14,739	$6,013

Adjusted gross margin (loss) per metric ton	$20.72	$(5.10)	$25.58	$16.82

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our historical performance, financial condition and future prospects in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2013 and 2012, and the notes thereto, included elsewhere in this prospectus. The information provided below supplements, but does not form part of, our consolidated financial statements. This discussion contains forward-looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward-looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on items that could impact our future operating performance or financial condition, see the sections entitled “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus.

Basis of Presentation

The following discussion of our historical performance and financial condition is derived from our historical consolidated financial statements. Unless otherwise indicated, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “Enviva Partners, LP,” “we,” “our,” “us” or like terms when used in a historical context refer to the business and results of operations of Enviva, LP and its operating subsidiaries, and, when used in the present tense or prospectively, those terms refer to Enviva Partners, LP and its subsidiaries following the formation transactions described in “Summary—Formation Transactions and Partnership Structure.”

Business Overview

We are the world’s largest supplier by volume of utility-grade wood pellets to major power generators. We own and operate five production plants in the Southeastern U.S. that have a combined wood pellet production capacity of 1.6 million metric tons per year (“MTPY”). We also own a dry-bulk, deep-water marine terminal at the Port of Chesapeake (the “Chesapeake terminal”). We have U.S. dollar-denominated, take-or-pay off-take contracts for approximately 1.7 million MTPY of wood pellets with large European power generators: E.ON, Drax and GDF SUEZ Energy Management Trading (“GDF”). We intend to expand our business by taking advantage of the growing demand for our products in Europe and Asia that is being driven by the conversion of coal-fired power generation and combined heat and power plants to co-fired or dedicated biomass-fired plants, principally in Northern Europe and, increasingly, in South Korea and Japan.

How We Evaluate Our Operations

Adjusted Gross Margin per Metric Ton

We use adjusted gross margin per metric ton to measure our financial performance. We define adjusted gross margin as gross margin excluding depreciation and amortization. We believe adjusted gross margin per metric ton is a meaningful measure because it compares our off-take pricing to our operating costs for a view of profitability and performance on a per metric ton basis. Adjusted gross margin per metric ton will primarily be affected by our ability to meet production volumes and to control direct and indirect costs associated with procurement and delivery of wood fiber to our production plants and the production and distribution of wood pellets.

Adjusted EBITDA

We view adjusted EBITDA as an important indicator of performance. Consistent with the covenant calculations under our credit facility, we define adjusted EBITDA as income or loss from continuing operations excluding depreciation and amortization, interest expense, interest income, taxes, early retirement of debt obligation and asset impairments and disposals. Adjusted EBITDA is a supplemental measure used by our management and other users of our financial statements such as investors, commercial banks, research analysts and others to assess the financial performance of our assets without regard to financing methods or capital structure.

Non-GAAP Financial Measures

Adjusted gross margin per metric ton and adjusted EBITDA are not financial measures presented in accordance with generally accepted accounting principles (“GAAP”). We believe that the presentation of these non-GAAP financial measures provides useful information to investors in assessing our financial condition and results of operations. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measures. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some, but not all, items that affect the most directly comparable GAAP financial measures. You should not consider adjusted gross margin per metric ton or adjusted EBITDA in isolation or as substitutes for analysis of our results as reported under GAAP. Our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For a reconciliation of our non-GAAP financial measures to the most comparable GAAP financial measures, see “Summary—Summary Historical Financial and Operating Data.”

Factors Impacting Comparability of Our Financial Results

Our future results of operations and cash flows may not be comparable to our historical results of operations and cash flows, and each period presented in our historical results of operations and cash flows is not directly comparable, principally for the following reasons:

We completed construction of our Ahoskie plant in November 2011 and completed an expansion project in June 2012. Our first shipment of wood pellets to a customer from our Ahoskie plant occurred in December 2011. Accordingly, our consolidated financial statements for 2011 include only one month of sales from our Ahoskie plant, whereas our consolidated financial statements for 2012 include twelve months of sales, including the additional volume following the completion of an expansion project. We refer to the period of time of increasing production following the startup of a plant or the completion of a project as the “ramp-up” period. As our first newly constructed plant and largest plant at the time, the Ahoskie plant completed both its original and expansion project production ramp-up periods during 2012. Total 2012 production of 260,000 MT is expected to increase to approximately 350,000 MT in 2013. Additionally, the completion of the Ahoskie plant increased our total estimated production capacity (after the ramp-up period) from 215,000 MTPY to 565,000 MTPY, representing, at the time, a 163% expansion in total production capacity.

We completed construction of our Northampton plant in April 2013. Our first shipment of wood pellets to a customer from our Northampton plant occurred in May 2013. Accordingly, our consolidated financial statements for 2012 and 2011 reflect neither revenue nor operating costs for this plant, and our consolidated financial statements for the nine months ended September 30, 2013 reflect only six months of revenue and operating costs for this plant. We completed the ramp-up of operations at our Northampton plant in November 2013. The Northampton plant, which is currently our largest with an estimated production capacity of 500,000 MTPY, increased our total production capacity (after the ramp-up period) from 565,000 MTPY to approximately 1.1 million MTPY, representing an 88% expansion in total production capacity at its completion, and will have a material effect on the volume and cost of goods sold of the wood pellets that we deliver in the future.

We completed construction of our Southampton plant in November 2013. Our consolidated financial statements for 2012 and 2011 and our condensed consolidated financial statements for the nine months ended September 30, 2013 reflect neither revenue nor operating costs for our Southampton plant. The Southampton plant is a build-and-copy replica of our Northampton plant and, following a ramp-up period that we expect to complete in April 2014, is expected to increase our total production capacity from approximately 1.1 million MTPY to approximately 1.6 million MTPY, representing a 47% expansion in total production capacity, and will have a material effect on the volume and cost of goods sold of the wood pellets that we deliver following the startup of the plant.

We began deliveries under new long-term, firm off-take contracts in May 2013 and June 2013. Our first shipment to Drax occurred in May 2013 and the contracted volume will increase in April 2014 to 1.0 million MTPY for the subsequent eight years. The increase in contracted volume was structured to coincide with the startup of our Northampton and Southampton facilities. Our first shipment to E.ON occurred in June 2013 and the contract volume is 240,000 MTPY through December 2015. These new contracts, accompanied by our increased production capacity, will have a material effect on our product sales and resulting gross margin.

Revenue and costs for deliveries to customers can vary significantly between periods depending upon the specific shipment and reimbursement for expenses, including the then-current cost of fuel. Depending on the specific off-take contract, shipping terms are “Cost, Insurance and Freight” (“CIF”) or “Free on Board” (“FOB”). Under a CIF contract, we earn shipping revenue and incur shipping costs which are recognized as both revenue and cost of goods sold. Under a FOB contract, we do not earn shipping revenue and all shipping costs are borne by the customers directly. We have certain FOB contracts where we have subsequently executed an annual shipping contract creating financial and operating obligations and economics similar to a “Cost and Freight” (“C&F”) contract. Our customer shipping terms, as well as the timing of shipments during the year, can result in material fluctuations in our revenue recognition between periods but these terms have little impact on gross margin. During 2012, we made deliveries under a one-year FOB contract for 84,000 MT. Because we were not responsible for shipping the wood pellets to the customer, we did not earn shipping revenue or incur shipping cost for these sales. In comparison to a CIF contract where we are responsible for shipment of the wood pellets, the shipments under the FOB contract in 2012 have significantly less revenue and cost on both a total dollar and a per metric ton basis. With the exception of 84,000 MT shipped under the one-year FOB contract in 2012, we were responsible for shipping product to our customers on all shipments during the nine months ended September 30, 2013 and 2012.

Our operating subsidiary distributed certain entities to our sponsor in November 2012, the activities of which are included in discontinued operations for the years ended December 31, 2012 and 2011. In November 2012, our operating subsidiary, Enviva, LP, undertook a series of transactions whereby it distributed our 100% investment in IHE Holdings, LLC (“IHE Holdings”) and 50% controlling investment in a joint venture that develops biomass fuel for use in the power generation industry to our sponsor. On the date of distribution, IHE Holdings held a 50% controlling investment in Valorbois, which operated a combined heat and power manufacturing plant in Thimister–Clermont, Belgium. We refer to these distribution transactions as the “Reorganization.” Neither distributed entity was engaged in our core business of production and delivering utility-grade wood pellets. We incurred a $30.1 million loss from discontinued operations for the year ended December 31, 2012 and a $9.9 million loss from discontinued operations for the year ended December 31, 2011. There are no activities related to these entities reflected in our consolidated financial statements for the nine months ended September 30, 2013.

Our historical financial results include general and administrative expenses related to development activities. We have historically incurred general and administrative expenses in connection with pursuing growth opportunities with new and existing customers and pursuing new plant and port development opportunities. Following the Reorganization in November 2012, entities whose results are not reflected within our historical financial statements conduct these growth activities. Our historical financial statements also include additional general and administrative expenses for startup and commissioning activities at our plants prior to beginning production. Startup and commissioning activities include recruiting, hiring and training staff months prior to opening a plant. We have also incurred incremental overhead costs related to our construction activities, including general liability insurance coverage, increased travel costs for site visits as well as other minor expenses related to the project, including those for supplies, tools and temporary administrative support. We incurred $5.6 million of plant development costs during the nine months ended September 30, 2013, of which $4.1 million related to startup and commissioning activities at our Northampton and Southampton facilities prior to beginning production and $1.4 million related to overhead costs related to our construction activities. We anticipate that we will incur another $1.0 million in startup and commissioning activities, as well as construction overhead activities, as the Southampton plant completes its ramp-up period. Once the Southampton plant completes its ramp-up period and construction efforts are completed, we do not expect to incur any further general and administrative expenses related to plant development activities.

As part of the Reorganization, certain assets and related liabilities and personnel pertaining to corporate management and administration were distributed to our sponsor. After the Reorganization, our sponsor now provides corporate management and administrative services on our behalf through a Management Services Agreement. We incur general and administrative costs related to our management services agreement (“MSA”) with our sponsor that covers the corporate salary and overhead expenses associated with our business. The MSA was entered into on November 9, 2012 in connection with the Reorganization and has a term of six years that expires in November 2018. In connection with the Reorganization, we distributed to our sponsor certain assets and related liabilities and personnel pertaining to corporate management and administration. Prior to the Reorganization, we incurred these costs as direct expenses. Under the MSA, we pay a maximum annual fee of $7.2 million to our sponsor and reimburse up to $3.0 million of direct and indirect expenses that are incurred by our sponsor on our behalf and not included in the annual fee. The maximum amount that may be charged to us by our sponsor under the MSA for both the annual fee and the expense reimbursement increases 2% each year. In any year of the agreement, our sponsor may choose to charge less than the maximum. Direct and indirect costs and expenses are either directly identifiable or allocated to us by our sponsor. The general method used to allocate direct and indirect costs and expenses is established through the annual budgeting process. Our sponsor estimates the percentage of salary, benefits, third-party costs, office rent and expenses and any other overhead costs to be provided to us. Each month, our sponsor allocates to us the actual costs accumulated in the financial system based on the estimated budgeted percentage for each type of cost. We are charged for any directly identifiable costs such as goods or services provided to us at our request. We believe the assumptions and allocation were made on a reasonable basis. However, these costs and expenses are not necessarily indicative of those which we would have incurred on a stand-alone basis. For the nine months ended September 30, 2013, we have incurred $7.0 million of expense pursuant to the MSA. For the period of November 9, 2012 through December 31, 2012, we incurred $2.5 million of expense pursuant to the MSA.

We will incur additional general and administrative expenses as a publicly traded partnership that we have not previously incurred. We estimate we will incur approximately $2.0 million in additional general and administrative expenses as a publicly traded limited partnership that we have not previously incurred, including costs associated with compliance under the Securities Exchange Act of 1934, preparation and distribution of annual and quarterly reports, tax returns and Schedule K-1s to our unitholders, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. These incremental expenses exclude the costs of this offering. Actual costs could differ significantly from our estimate.

How We Generate Revenue

Overview

We primarily earn revenue by supplying wood pellets to our customers under long-term, dollar-denominated contracts (also referred to as “off-take” contracts). We refer to the structure of our contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure we will be made whole in the case of our customer’s failure to accept all or a part of the contracted volumes or for termination by our customer. Each contract defines the annual volume of wood pellets that the customer is required to purchase and we are required to sell, and the fixed-price per metric ton for product satisfying a base net calorific value and other technical specifications. These prices are fixed for the entire term, subject to annual inflation-based adjustments and price escalators, as well as, in some instances, price adjustments for product specifications and changes in underlying costs. As a result, our revenue over the duration of these contracts may not follow spot market pricing trends. Our revenues from the sale of wood pellets are recognized when the goods are shipped, title passes, the sales price to the customer is fixed and collectability is reasonably assured.

Depending on the specific off-take contract, shipping terms are either CIF or FOB. Under a CIF contract, we earn shipping revenue and incur shipping costs that are recognized as revenue and cost of goods sold, respectively. Under a FOB contract, we do not earn shipping revenue and all shipping costs are borne by the customers directly. We have one FOB contract where we have subsequently executed an annual shipping contract creating economics similar to a C&F contract. Our customer shipping terms, as well as the timing of shipments throughout the year, can result in material fluctuations in our revenue recognition between periods but generally have little impact on gross margin.

The majority of the wood pellets we supply to our customers are produced in our production plants. We also fulfill our contractual commitments and take advantage of dislocation in market supply and demand by purchasing shipments from third parties and reselling them in back-to-back transactions that immediately transfer title and risk of loss to the ultimate purchaser. Thus, the revenue from these transactions is recorded net of costs paid to the third-party supplier. This revenue is included in “Other revenue.”

In some instances, a customer may request to cancel, defer or accelerate a shipment. Contractually, we will seek to optimize our position by selling or purchasing the subject shipment to or from another party, either within our contracted off-take portfolio or as an independent transaction on the spot market. The original customer pays us a fee for this service including reimbursement of any incremental costs. This revenue is included in “Product sales.”

Contracted Backlog

We have entered into off-take contracts to match our available capacity. As of September 30, 2013, we had approximately $2.0 billion of product sales backlog for firm contracted product sales to Drax, GDF and E.ON. Backlog represents the revenue to be recognized under existing contracts assuming deliveries occur as planned. To the extent that customers request to cancel, defer or accelerate a shipment, they will pay certain fees, which are not included in the estimates below.

Our expected future product sales revenue under our contracted backlog as of September 30, 2013, is as follows (in millions):

October 1—December 31, 2013	$64
Year ending 2014	296
Year ending 2015	309
Year ending 2016	271
Year ending 2017 and thereafter	1,084

Total product sales backlog	$2,024

Costs of Conducting Our Business

Costs of Goods Sold

Cost of goods sold includes the costs to produce and deliver our wood pellets to our customers. The principal expenses to produce and deliver our wood pellets consist of raw material, production and distribution costs.

We have strategically located our plants in the Southeastern U.S., a region with plentiful wood fiber resources. We manage the supply of raw materials into our plants through a mixture of short-term and long-term contracts. Delivered wood fiber costs include stumpage (i.e., the price paid to the underlying timber resource owner for the raw material), freight, labor, fuel, operations and maintenance and general and administrative costs of our suppliers. The majority of our product volumes are sold under contracts that include cost pass-through mechanisms to mitigate increases in raw material and distribution costs.

Production costs include the costs incurred at our production plants and consist of labor, energy, tooling, repairs and maintenance, on-site diesel and plant overhead costs. Our off-take contracts include price escalators which mitigate inflationary pressure on certain components of our production costs. In addition to the wood pellets that we produce at our owned and operated production plants, we selectively purchase additional quantities of wood pellets from third-party pellet producers. Production costs also include depreciation expense associated with the use of our plant and equipment and increase as assets are placed into service.

Distribution costs include all transport costs from our plants to our port locations, any storage or handling costs while the product remains at port and shipping costs related to the delivery of our product from our port locations to our customers in Northern Europe. Both the strategic location of our plants and our ownership or control of our ports has allowed for the efficient and cost effective transport of our wood pellets. We mitigate shipping risk by entering into long-term, fixed-price shipping contracts with reputable shippers matching the terms and volumes of our contracts for which we are responsible for arranging shipping. Certain of our off-take contracts include pricing adjustments for volatility in fuel prices, which create a pass-through for the majority of fuel price risk associated with shipping to our customers.

Additionally, we amortize the purchase price of an acquired customer contract as deliveries are made during the contract term.

Raw material, production and distribution costs associated with delivering our wood pellets to our ports and third-party pellet purchase costs are capitalized as a component of inventory. Fixed production overhead, including the related depreciation expense, is allocated to inventory based on the normal capacity of the facilities. These costs are reflected in costs of goods sold when inventory is sold. To the extent we do not achieve normal production levels, we charge such under absorption of fixed overhead to operations. Distribution costs associated with shipping our wood pellets to our customers and amortization are expensed as incurred.

General and Administrative Expenses

We incur general and administrative costs related to the MSA with our sponsor covering corporate salary and overhead expenses associated with our business. Under the MSA, we pay a maximum annual fee of $7.2 million to our sponsor and reimburse up to $3.0 million of direct and indirect expenses incurred by our sponsor on our behalf. The maximum amount that may be charged to us by our sponsor under the MSA for both the annual fee and the expense reimbursement increases 2% each year. The MSA has an initial term of six years and terminates in November 2018.

We also incur general and administrative costs related to labor and training for employees of our new plants prior to beginning production. Once the Southampton plant completes its ramp-up period, we do not expect to incur any further general and administrative expenses related to plant development activities.

Impairment of Intangible Asset

We previously acquired a grant by an economic development corporation for the construction of a biomass project, which was recorded as an intangible asset in our consolidated financial statements. We determined that we would not pursue the biomass project and recorded an impairment charge in 2011 of $3.7 million.

Results of Operations

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

The following table summarizes our revenue and expenses for the periods indicated:

	Nine Months Ended September 30,
	2013	2012	Change
	(in thousands)
Product sales	$110,063	$65,268	$44,795
Other revenue	1,833	1,773	60

Net revenue	111,896	67,041	44,855
Costs of goods sold, excluding depreciation and amortization	97,157	61,028	36,129
Depreciation and amortization (1)	7,940	5,450	2,490

Total costs of goods sold	105,097	66,478	38,619

Gross margin	6,799	563	6,236
General and administrative expenses	13,747	15,390	(1,643)
Related party monitoring fee	—	584	(584)

Loss from operations	(6,948)	(15,411)	8,463
Interest expense	(3,396)	(732)	(2,664)
Other income	988	144	844

Loss from continuing operations	(9,356)	(15,999)	6,643
Loss from discontinued operations	—	(29,846)	29,846

Net loss	(9,356)	(45,845)	36,489

Less net loss attributable to noncontrolling interests	49	15,510	(15,461)

Net loss attributable to Enviva, LP	$(9,307)	$(30,335)	$21,028

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

Net revenue

Net revenue was $111.9 million and $67.0 million for the nine months ended September 30, 2013 and 2012, respectively, and was comprised of the following:

Product sales

Revenue related to product sales (either produced by us or procured from a third party) increased $44.8 million from $65.3 million for the nine months ended September 30, 2012 to $110.1 million for the nine months ended September 30, 2013. This was due to an increase in the volume of wood pellets shipped from approximately 358,000 MT in the 2012 period to approximately 576,000 MT in the 2013 period. The increase in the volume of wood pellets sold during 2013 was attributable to increased production from our Ahoskie, Wiggins and Amory plants, the startup of our Northampton plant in April 2013, and the increased demand under our existing off-take contracts.

Other revenue

Other revenue was materially consistent for the nine months ended September 30, 2013 compared to the same period in 2012. Other revenue is comprised of terminal services fees, professional fees and product sales for which we were deemed to be an agent of the purchaser. In these transactions, we do not bear risk of loss or take title to the wood pellets purchased from a third party.

Costs of goods sold

Costs of goods sold increased to $105.1 million for the nine months ended September 30, 2013 from $66.5 million for the nine months ended September 30, 2012. The $38.6 million increase in costs of goods sold was primarily due to increased sales volumes during 2013 compared to 2012. Included in cost of goods sold was depreciation and amortization expense of $7.9 million and $5.4 million for the nine months ended September 30, 2013 and 2012, respectively. This increase of $2.5 million was due primarily to the completion of the Ahoskie expansion project in June 2012 and the Northampton plant in April 2013.

Gross margin

We earned gross margin of $6.8 million for the nine months ended September 30, 2013 and gross margin of $0.6 million for the nine months ended September 30, 2012. The gross margin increase of $6.2 million was primarily attributable to the following:

•	A $2.9 million gross margin increase was attributable to the increased volume of wood pellets sold during the nine months ended September 30, 2013 as compared to the same period during 2012. Sales of wood pellets increased from 358,000 MT during the nine months ended September 30, 2012 to 576,000 MT during the nine months ended September 30, 2013, a 61% increase in volume.

•	Changes in customer mix related to new contracts with more favorable pricing terms in 2013 resulted in a pricing increase for the nine months ended September 30, 2013 as compared to September 30, 2012. The increase in pricing contributed $1.8 million to gross margin during the nine months ended September 30, 2013.

•	During the nine months ended September 30, 2013, we earned $5.8 million in fees and expense reimbursements from customers seeking to cancel, delay or adjust scheduled shipments. The amount represents the difference between the long-term contract off-take price and the market value of a shipment of wood pellets as of the date of the scheduled shipment as well as reimbursement of any anticipated incremental expenses. In some instances, we were able to increase margin by reselling the shipments under our other off-take contracts. Resale of shipments under our off-take contracts generated $1.3 million of additional gross margin during the nine months ended September 30, 2013.

•	A decrease in raw material costs contributed approximately $1.5 million to gross margin during the nine months ended September 30, 2013, and was attributable to a greater proportion of metric tons procured from the cost-advantaged Chesapeake region.

•	A decrease in distribution costs contributed approximately $0.6 million to gross margin during the nine months ended September 30, 2013, and was attributable to a greater proportion of our wood pellet volumes being shipped through our Chesapeake terminal, where our storage and handling costs are substantially fixed.

•	Gross margin was reduced by a $2.5 million increase in depreciation expense as assets related to the Ahoskie plant expansion, the Chesapeake terminal storage expansion and the completion of our Northampton plant were placed into service.

Adjusted gross margin per metric ton

	Nine Months Ended September 30,
	2013	2012	Change
	(in thousands, except per metric ton)
Metric tons sold	576	358	218
Gross margin	$6,799	$563	$6,236
Addback: depreciation and amortization (1)	7,940	5,450	2,490

Adjusted gross margin	$14,739	$6,013	$8,726

Adjusted gross margin per metric ton	$25.58	$16.82	$8.76

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

We earned an adjusted gross margin of $14.7 million, or $25.58 per metric ton, for the nine months ended September 30, 2013 and an adjusted gross margin of $6.0 million, or $16.82 per metric ton, for the nine months ended September 30, 2012. The improvement in adjusted gross margin per metric ton was attributable to the factors detailed above under the heading “—Gross margin.”

General and administrative expenses

General and administrative expenses were $13.7 million for the nine months ended September 30, 2013 and $15.4 million for the nine months ended September 30, 2012. For the nine months ended September 30, 2013, general and administrative expenses include a fee of $7.0 million that was charged under the MSA. We also incurred $5.6 million of expenses related to plant startup and commissioning activities at our Northampton and Southampton plants as well as overhead costs associated with our construction activities. General and administrative costs for the nine months ended September 30, 2012 include our corporate overhead costs incurred prior to the Reorganization and entering into the MSA as well as corporate and plant development costs.

Interest expense

We incurred $3.4 million of interest expense in the nine months ended September 30, 2013, and $0.7 million in the nine months ended September 30, 2012. The increase in interest expense was attributable to an increase in our long-term debt. See “—Senior Secured Credit Facilities.”

Other income

During the nine months ended September 30, 2013, we received $1.0 million in liquidated damages from a third party who failed to perform under a supplier agreement.

Loss from discontinued operations

We incurred a loss from discontinued operations of $29.8 million during the nine months ended September 30, 2012. The primary component of the loss was a $29.8 million asset impairment charge in July 2012 related to a foreign operation entity that we distributed to our sponsor in the Reorganization. The entity operated a combined heat and power manufacturing plant and was not engaged in our core business of producing and delivering utility-grade wood pellets under long-term off-take contracts. There was no discontinued operation activity for the nine months ended September 30, 2013.

Adjusted EBITDA

	Nine Months Ended September 30,
	2013	2012	Change
	(in thousands)
Loss from continuing operations	$(9,356)	$(15,999)	$6,643
Addback: depreciation and amortization	8,091	5,715	2,376
Addback: interest expense	3,396	732	2,664
Addback: tax expense	26	12	14
Addback: asset disposals	239	32	207
Deduct: interest income	(9)	(12)	3

Adjusted EBITDA	$2,387	$(9,520)	$11,907

We generated adjusted EBITDA of $2.4 million for the nine months ended September 30, 2013 compared to a negative adjusted EBITDA of $9.5 million for the nine months ended September 30, 2012. The $11.9 million improvement in adjusted EBITDA was primarily attributable to the $8.7 million increase in adjusted gross margin referenced above. Also contributing to the adjusted EBITDA increase was a reduction in general and administrative expenses of $1.6 million and a $1.0 million cash receipt for liquidated damages recorded in other income discussed in further detail above.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table summarizes our revenue and expenses for the periods indicated:

	Year Ended December 31,
	2012	2011	Change
	(in thousands)
Product sales	$100,537	$29,987	$70,550
Other revenue	2,787	1,173	1,614

Net revenue	103,324	31,160	72,164
Cost of goods sold, excluding depreciation and amortization	91,761	31,965	59,796
Depreciation and amortization (1)	7,385	2,963	4,422

Total costs of goods sold	99,146	34,928	64,218

Gross margin (loss)	4,178	(3,768)	7,946
General and administrative expenses	21,637	15,970	5,667
Impairment of intangible asset	—	3,700	(3,700)
Related party monitoring fee	674	438	236

Loss from operations	(18,133)	(23,876)	5,743
Interest expense	(1,237)	(934)	(303)
Early retirement of debt obligation	(837)	—	(837)
Other income	447	83	364

Loss from continuing operations	(19,760)	(24,727)	4,967
Loss from discontinued operations	(30,112)	(9,858)	(20,254)

Net loss	(49,872)	(34,585)	(15,287)

Less net loss attributable to noncontrolling interests	15,703	5,101	10,602

Net loss attributable to Enviva, LP	$(34,169)	$(29,484)	$(4,685)

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

Net revenue

Net revenue was $103.3 million and $31.2 million for the years ended December 31, 2012 and 2011, respectively, and was comprised of the following:

Product sales

Revenue related to product sales (either produced by us or procured from a third party) was $100.5 million for the year ended December 31, 2012, during which we sold approximately 558,000 MT of wood pellets. Revenue related to product sales was $30.0 million for the year ended December 31, 2011, and consisted of shipments of approximately 158,000 MT of wood pellets. The increase in the volume of wood pellets sold in 2012 was attributable to the first full year of production from our Ahoskie plant and increased production from both our Wiggins and Amory plants.

Other revenue

Other revenue was $1.6 million higher in the year ended December 31, 2012 than in the year ended December 31, 2011. Other revenue is comprised of terminal service fees, professional fees and product sales for which we were deemed to be an agent of the purchaser. In these transactions, we do not bear risk of loss or take title to the wood pellets purchased from a third party.

Costs of goods sold

Cost of goods sold increased from $34.9 million in 2011 to $99.1 million in 2012 due to increased production and sales volumes in 2012 compared to 2011. The production increase was driven by the completion of our Ahoskie plant in November 2011 and the completion of the expansion of our Ahoskie plant in June 2012. Included in cost of goods sold was depreciation and amortization expense of $7.4 million for the year ended December 31, 2012, as compared to $3.0 million for the year ended December 31, 2011. The increase of $4.4 million was due primarily to the completion of our Ahoskie plant and our Chesapeake terminal.

Gross margin (loss)

We earned gross margin of $4.2 million for the year ended December 31, 2012 and incurred a gross margin loss of $3.7 million for the year ended December 31, 2011. The gross margin increase of $7.9 million was primarily attributable to an increase in sales volume from 158,000 MT in 2011 to 558,000 MT in 2012, a decrease in distribution costs as a result of a full year of operations at our Chesapeake terminal, and a full year of terminal service fees and management fees related to our operation of a third-party pellet producer’s plant, partially offset by an increase in depreciation expense. The increase in depreciation expense was due primarily to a full year of operations at our Ahoskie plant and our Chesapeake terminal as compared to one month of operations in 2011.

Adjusted gross margin (loss) per metric ton

	Year Ended December 31,
	2012	2011	Change
	(in thousands, except per metric ton)
Metric tons sold	558	158	400
Gross margin (loss)	$4,178	$(3,768)	$7,946
Addback: depreciation and amortization(1)	7,385	2,963	4,422

Adjusted gross margin (loss)	$11,563	$(805)	$12,368

Adjusted gross margin (loss) per metric ton	$20.72	$(5.10)	$25.82

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

We earned an adjusted gross margin of $11.6 million, or $20.72 per metric ton, for the year ended December 31, 2012 and incurred an adjusted gross margin loss of $0.8 million, or $5.10 per metric ton, for the year ended December 31, 2011. The improvement in adjusted gross margin per metric ton was attributable to the factors detailed above under the heading “—Gross margin (loss).”

General and administrative expenses

General and administrative expenses were $21.6 million for the year ended December 31, 2012 and $16.0 million for the year ended December 31, 2011. For the year ended December 31, 2012, fees of $2.5 million were charged under the MSA for the period subsequent to November 9, 2012, and expenses of $18.8 million related to plant development and other overhead were incurred, as compared to $15.7 million during the year ended December 31, 2011. The increase was primarily attributable to plant development costs and startup and commissioning activities at our Northampton plant.

Impairment of intangible asset

We previously acquired a grant by an economic development corporation for the construction of a biomass project, which was recorded as an intangible asset in our consolidated financial statements. We determined that we would not pursue the biomass project and recorded an impairment charge in 2011 of $3.7 million.

Interest expense and early retirement of debt obligation

We incurred $1.2 million in interest expense for the year ended December 31, 2012 as compared to $0.9 million for the year ended December 31, 2011. This increase in interest expense was attributable to an increase in our long-term debt. See “—Senior Secured Credit Facilities.” In November 2012, we used proceeds from our $120.0 million aggregate principal amount of Senior Secured Credit Facilities (the “Senior Secured Credit Facilities”) to repay outstanding long-term debt related to the acquisition of the Chesapeake terminal, resulting in a loss on early retirement of debt obligation of $0.8 million.

Loss from discontinued operations

We incurred a loss from discontinued operations of $30.1 million for the year ended December 31, 2012 and $9.9 million for the year ended December 31, 2011. The primary component of the loss in 2012 was a $29.8 million asset impairment charge in July 2012 related to a foreign operation entity that we distributed to our sponsor in the Reorganization. The entity operated a combined heat and power manufacturing plant and was not engaged in our core business of producing and delivering utility-grade wood pellets under long-term off-take contracts.

Adjusted EBITDA

	Year Ended December 31,
	2012	2011	Change
	(in thousands)
Loss from continuing operations	$(19,760)	$(24,727)	$4,967
Addback: depreciation and amortization	7,731	3,206	4,525
Addback: interest expense	1,237	934	303
Addback: early retirement of debt obligation	837	—	837
Addback: tax expense	12	—	12
Addback: asset impairments and disposals	32	3,712	(3,680)
Deduct: interest income	(13)	(22)	9

Adjusted EBITDA	$(9,924)	$(16,897)	$6,973

We generated negative adjusted EBITDA of $9.9 million for the year ended December 31, 2012 compared to negative adjusted EBITDA of $16.9 million for the year ended December 31, 2011. The $7.0 million improvement in adjusted EBITDA was primarily attributable to a $12.4 million increase in adjusted gross margin offset by a $5.7 million increase in general and administrative expenses discussed above.

Liquidity and Capital Resources

Overview

Our principal liquidity requirements for the year ended December 31, 2012 and the nine months ended September 30, 2013 were to fund capital expenditures for the construction of the Northampton and Southampton plants, to expand the storage capacity at our Chesapeake terminal and to meet working capital needs. We met our liquidity needs with a combination of funds generated through operations, proceeds from long-term indebtedness and equity contributions from our sponsor.

We expect our sources of liquidity to include cash generated from operations, borrowings under our Senior Secured Credit Facilities and, from time to time, debt and equity offerings. We operate in a capital-intensive industry, and our primary liquidity needs are to fund working capital, service our debt, maintain cash reserves, finance maintenance-related capital expenditures and pay distributions. We believe cash generated from our operations will be sufficient to meet the short-term working capital requirements of our business. However, future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors. Additionally, our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. We intend to pay at least the minimum quarterly distribution of $         per common and subordinated unit per quarter, which equates to $         per quarter, or $         per year, based on the number of common and subordinated units to be outstanding after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses. Because it is our intent to distribute at least the minimum quarterly distribution on all of our units on a quarterly basis, we expect that we will rely upon external financing sources, including bank borrowings, and the issuance of debt and equity securities, to fund future acquisitions.

Working Capital

Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. Our working capital was $27.7 million at December 31, 2012 and $33.9 million at September 30, 2013. The primary components of changes in working capital were the following:

Accounts receivable, net

Accounts receivable, net increased by $1.4 million during the nine months ended September 30, 2013 as compared to December 31, 2012, primarily due to timing of shipments.

Inventory

Our inventory consists of raw materials, work-in-process, consumable tooling and finished goods. Inventory increased to $21.5 million at September 30, 2013, up from $10.6 million at December 31, 2012. The $10.9 million increase was primarily attributable to a $4.6 million increase in raw materials and work-in process, a $2.2 million increase in consumable tooling and a $4.1 million increase in finished goods. The Northampton plant opened in April 2013 and had $3.0 million of raw materials and $1.2 million of consumable tooling at September 30, 2013 compared to $0.3 million of raw materials and $0.3 million of consumable tooling at December 31, 2012. Our finished goods will fluctuate based on timing of shipments from our port locations. The Southampton plant had $1.6 million of raw materials and $0.1 million of consumable tooling at September 30, 2013 in preparation for its expected startup during the fourth quarter of 2013.

Restricted cash

Restricted cash consists primarily of borrowings under the Senior Secured Credit Facilities that are required to be used for construction costs associated with our Northampton and Southampton plants and the expansion of our Chesapeake terminal. During 2013, we drew $60.0 million under the delayed draw term facility to fund construction activities.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities included $13.1 million of capital related items at September 30, 2013, primarily related to the construction of our Northampton and Southampton plants. Accounts payable and accrued liabilities included $9.0 million of capital-related items at December 31, 2012, primarily related to the construction of our Northampton plant and the expansion of our Chesapeake terminal.

Cash Flows

The following table sets forth a summary of our net cash used in operating and investing activities and cash provided by financing activities for the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013 and 2012:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands)
Net cash used in operating activities	$(19,448)	$(22,058)	$(7,883)	$(10,843)
Net cash used in investing activities	(98,134)	(97,148)	(109,013)	(53,831)
Net cash provided by financing activities	118,054	124,940	114,674	62,565

Net increase (decrease) in cash and cash equivalents	$472	$5,734	$(2,222)	$(2,109)

Cash Used in Operating Activities

Net cash used in operating activities was $7.9 million and $10.8 million for the nine months ended September 30, 2013 and 2012, respectively. The $2.9 million decrease in cash used in operating activities was primarily attributable to the following:

•	A decrease in net loss from continuing operations of $6.6 million during the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. The improvement in net loss from continuing operations was attributable to the factors detailed above under the heading “—Results of Operations.”

•	There was no cash used in the operating activities of discontinued operations during the nine months ended September 30, 2013, compared to $2.1 million used during the same period in 2012.

•	The increase in cash flows from operating activities was offset by a decrease in operating assets and liabilities of $8.3 million during the nine months ended September 30, 2013 compared to the similar period in 2012, attributable to an increase in inventory related to the Northampton plant as well as the timing of receivables and payables between periods.

Net cash used in operating activities was $19.4 million and $22.1 million for the years ended December 31, 2012 and 2011, respectively. The $2.7 million decrease in cash used in operating activities was primarily attributable to the following:

•	A decrease in net loss from continuing operations of $5.0 million during the year ended December 31, 2012 as compared to the year ended December 31, 2011. The improvement in net loss from continuing operations was attributable to the factors detailed above under the heading “—Results of Operations.”

•	Cash used in the operating activities of discontinued operations decreased $0.8 million from $2.4 million during the year ended December 31, 2011 to $1.6 million during the year ended December 31, 2012.

•	The year ended December 31, 2011 included a restricted cash outflow of $1.0 million related to the funding of a letter of credit. There was minimal restricted cash activity during the year ended December 31, 2012.

•	The increase in cash flows from operating activities during the year ended December 31, 2012 was offset by an increase in inventory related to the Ahoskie plant as well as the timing of receivables and payables between periods.

Cash Used in Investing Activities

Net cash used in investing activities increased by $55.2 million for the nine months ended September 30, 2013 as compared to the corresponding period in 2012. The increase during the nine months ended September 30, 2013 related primarily to the construction of the Northampton and Southampton plants and the expansion of our Chesapeake terminal.

Net cash used in investing activities increased by $1.0 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Our investing activities in 2012 related to the completion and expansion of our Ahoskie plant, the construction of our Northampton plant and the expansion of our Chesapeake terminal. Our investing activities in 2011 were primarily related to the construction of our Ahoskie plant, the expansion of our Chesapeake terminal storage capacity and the expansion of our Amory and Wiggins plants.

Cash Provided by Financing Activities

Net cash provided by financing activities increased by $52.1 million for the nine months ended September 30, 2013 as compared to the corresponding period in 2012 as a result of proceeds received from our Senior Secured Credit Facilities and an increase in contributions from our sponsor. The proceeds from the Senior Secured Credit Facilities and the contributions from our sponsor were used for the construction of our Northampton and Southampton plants and the expansion of our Chesapeake terminal.

Net cash provided by financing activities decreased by $6.9 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011 as a result of consistent capital expenditures, which drives our borrowing needs, and improved cash flow from operating activities, which reduced our financing needs.

Senior Secured Credit Facilities

In November 2012, we entered into a Credit and Guaranty Agreement (the “Credit Agreement”) providing for $120.0 million aggregate principal of senior secured credit facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) $35.0 million aggregate principal amount of Tranche A advances, (ii) up to $60.0 million aggregate principal amount of delayed draw term commitments, (iii) up to $15.0 million aggregate principal amount of working capital commitments and (iv) up to $10.0 million aggregate principal amount of letter of credit facility commitments. The Tranche A facility and the delayed draw term facility mature on November 9, 2017, while the working capital facility and the letter of credit facility mature on November 9, 2016. Borrowings under the Tranche A facility, the delayed draw term facility and the working capital facility bear interest, at our option, at either (i) the base rate plus an applicable margin or (ii) the greater of 1.25% or Eurodollar rate (or LIBOR) plus an applicable margin, except for working capital borrowings which are not subject to the 1.25% floor. The base interest rate is the greater of (i) the prime rate in effect on such day; (ii) the Federal Funds Effective Rate in effect on such day plus 0.5%; and (iii) 1.0% plus the adjusted Eurodollar rate for a one month interest period in effect on such day. Applicable margin is (i) in the case of the base rate, 3.25% and (ii) in the case of the Eurodollar rate, 4.25%. We are required to use the proceeds from borrowings under the Senior Secured Credit Facilities to complete the construction of our Northampton and Southampton plants and to increase the storage capacity of our Chesapeake terminal. Letters of credit issued under the Letter of Credit Facility are subject to a fee calculated at the applicable margin for Eurodollar Loans.

As of September 30, 2013 and December 31, 2012, we had $35.0 million of outstanding Tranche A advances priced at the Eurodollar rate, with an effective rate of 5.5%. Interest is payable on our Tranche A advances on December 31, March 31, June 30, and September 30 of each year. Net proceeds resulting from the issuance of the Tranche A advances, after issuance costs, establishing a debt service reserve of $2.5 million and the requisite payoff of a seller note incurred in the acquisition of our Chesapeake terminal for $7.6 million, was $16.3 million.

During 2013, we drew $60.0 million under the delayed draw term facility, which had an effective interest rate of 5.5% as of September 30, 2013. Interest is payable quarterly, beginning the first quarter following the day that the cash was drawn.

During April 2013, we drew $5.0 million under the working capital facility, bearing interest at a rate of 4.53%. Interest is payable on July 23, October 23, January 23 and April 23 of each year, beginning on July 23, 2013. As of September 30, 2013, $2.5 million of such borrowings remained outstanding.

We had drawn $9.0 million as of September 30, 2013 and $6.0 million as of December 31, 2012 under the letter of credit facility. The letters of credit were obtained in connection with contracts between us and third parties, in the ordinary course of business. The amounts required to be secured with letters of credit under these contracts may be adjusted or cancelled based on the specific third-party contract terms. Of the total amount outstanding as of September 30, 2013, $8.0 million is subject to automatic extension through the termination date of the letter of credit facility. One letter of credit in the amount of $1.0 million expires on December 31, 2013 in accordance with the terms of the contract. The letters of credit are not cash collateralized and, as a result, there is no debt outstanding as of September 30, 2013 and December 31, 2012. We pay a letter of credit fee of 4.25% on the letters of credit.

Repayment of the working capital commitments will be due and termination of the letter of credit facility commitments will occur on (i) November 9, 2016, (ii) the date of an optional termination or reduction, or (iii) the date of an event of default.

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, limitations on our ability to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge. As of September 30, 2013, we were in compliance with all material covenants and restrictions associated with, and no events of default existed under, the Credit Agreement.

Beginning the quarter ending December 31, 2013, we are required to maintain, as of the last day of any fiscal quarter, a ratio of total debt to EBITDA (Leverage Ratio) of not more than 3.50:1.00 for the quarter ending December 31, 2013, 3.00:1.00 for the quarter ending March 31, 2014, 2.75:1.00 for the quarter ending June 30, 2014, and 2.50:1.00 for the quarter ending September 30, 2014 and thereafter for the four previous consecutive quarters. In addition, we must maintain as of the last day of any fiscal quarter, beginning the fiscal quarter ending December 31, 2013, a ratio of EBITDA to interest expense (Interest Coverage Ratio) of not less than 3.50:1.00 for the four previous consecutive quarters. For the quarter ending December 31, 2013, EBITDA and interest expense will be determined to equal EBITDA and interest expense for the quarter ending December 31, 2013 multiplied by four. For the quarter ending March 31, 2014, EBITDA and interest expense will be determined to equal EBITDA and interest expense for the first two quarters then ending multiplied by two. For the quarter ending June 30, 2014, EBITDA and interest expense will be determined to equal EBITDA and interest expense for the three quarters ending June 30, 2013 multiplied by 4/3.

The obligations under the Credit Agreement are guaranteed by certain of our subsidiaries and secured by liens on substantially all of our assets.

Contractual Obligations

The following table presents our contractual obligations and other commitments as of December 31, 2012:

Contractual Obligations	Total	2013	2014-2015	2016-2017	2018
	(in thousands)
Long-term debt (1)	$42,288	$258	$5,853	$36,177	$—
Plant construction (2)	49,336	49,336	—	—	—
Other loans and capital leases	766	540	206	20	—
Operating leases	2,982	803	1,414	725	40
Interest expense (3)	9,518	2,434	4,165	2,919	—
Letters of credit (4)	1,070	1,070	—	—	—
Related party management services agreement	64,343	10,200	21,016	21,865	11,262
Purchase orders (5)	2,546	2,546	—	—	—
Other purchase commitments (6)	85,230	18,314	32,839	27,747	6,330

	$258,079	$85,501	$65,493	$89,453	$17,632

(1)	Our long–term debt as of December 31, 2012 consisted of $35.0 million outstanding, offset by an unamortized discount of $2.9 million, under our Senior Secured Credit Facilities; a promissory note of $1.1 million maturing on June 8, 2017 related to the land purchase for the Southampton plant development; a construction loan and working capital line outstanding in the amount of $4.2 million related to Enviva Pellets Wiggins; and a convertible note outstanding in the amount of $2.0 million related to the acquisition of Enviva Pellets Amory.
(2)	As of December 31, 2012, we had $49.3 million of remaining contractual commitments related to the construction of our Northampton and Southampton plants and the expansion of our Chesapeake terminal. At September 30, 2013, our remaining obligations were $9.2 million.
(3)	The cash obligations for interest expense reflect (i) interest expense related to $35.0 million of Tranche A Advances bearing interest at 5.50% and $6.0 million of advances under the letter of credit facility bearing interest at 4.25%, both under our Senior Secured Credit Facilities described under “—Senior Secured Credit Facilities,” (ii) interest expense related to the $4.2 million construction loan and working capital line held by Enviva Pellets Wiggins which bear interest at a rate of 6.35% and (iii) interest expense related to the convertible note outstanding held by Enviva Pellets Amory which bears interest at a rate of 6.0%.
(4)	We are party to irrevocable standby letters of credit, incurred in connection with our third-party contracts in the ordinary course of business. These standby letters of credit are cash collateralized and are included in restricted cash on the consolidated balance sheets as of December 31, 2012.
(5)	Purchase obligations consist of commitments for the purchase of materials, supplies and the engagement of services for the operation of our facilities to be used in the normal course of business. The amounts presented in the table do not include items already recorded in accounts payable or accrued liabilities at December 31, 2012.
(6)	Other purchase commitments consist primarily of commitments under certain wood pellet supply and handling contracts. Some of our suppliers commit resources based on our planned purchases and require minimum levels of purchases. The amounts in the table represent an estimate of the costs we would incur under these contracts if we stopped purchasing or terminated their services on December 31, 2012. The amounts presented in the table do not reflect obligations we are likely to incur based on our plans, but are not currently obligated to pay. Many of our contracts are requirement contracts and currently do not represent a firm commitment to purchase from our suppliers; therefore, they are not reflected in the above table. Under these contracts, we would likely be liable for the costs incurred on work completed up until termination and the costs of any supplies on hand.

In order to mitigate volatility in our shipping costs, we have entered into fixed-price shipping contracts with reputable shippers matching the terms and volumes of our off-take contracts for which we are responsible for arranging shipping. Our contracts with shippers include provisions as to the minimum amount of metric tons per year to be shipped and may also stipulate the number of shipments. These contracts range in terms from one year to nine years and charges are based on a fixed-price per metric ton and some of our contracts include provisions for adjustment for increases in the price of fuel or for demurrage. The price per metric ton may also vary depending on the loading port and the discharge port. Shipping contracts are requirement contracts and currently do not represent a firm commitment. However, our shippers commit their resources based on our planned shipments and we would likely be liable for a portion of their expenses if we deviated from our communicated plans. As of December 31, 2012, we estimate our obligations related to these shipping contracts to be approximately $204.0 million through 2022. These amounts will be offset by the related sales transactions in the same period and accordingly, we have not included them in the above table.

Quantitative and Qualitative Disclosure of Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Historically, our risks have been predominantly related to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward, our market risk exposure is expected to be limited to risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we use financial instruments or derivative instruments for trading purposes.

Interest Rate Risk

At December 31, 2012, our total debt had a carrying value of $40.2 million, which approximates fair value.

We are exposed to interest rate risk on borrowings under our Senior Secured Credit Facilities. As of December 31, 2012, $32.1 million, net of unamortized discount of $2.9 million, of our total debt related to borrowings under our Senior Secured Credit Facilities. Borrowings under the Tranche A facility, the delayed draw term facility and the working capital facility bear interest, at our option, at either (i) base rate plus an applicable margin or (ii) the greater of 1.25% or Eurodollar rate (or LIBOR) plus an applicable margin, except for borrowings under the working capital facility, which are not subject to the 1.25% floor. Applicable margin is (i) in the case of base rate, 3.25% and (ii) in the case of Eurodollar rate, 4.25%.

Our Credit Agreement requires us to swap a minimum of 50% of the term loan balance outstanding under our Senior Secured Credit Facilities, thereby managing our exposure to fluctuations in interest rates. We account for interest rate swaps by recognizing all derivative financial instruments on the consolidated balance sheets at fair value. Our interest rate swaps do not qualify for hedge accounting; therefore, the gain or loss is recognized in the consolidated statements of operations in other income. In December 2012, we entered into an interest rate swap agreement, with a notional amount of $17.5 million and an effective fixed interest rate of 1.48%. During the nine months ended September 30, 2013, we increased this interest rate swap agreement notional amount to $32.5 million. We entered into an additional interest rate swap agreement in January 2013 with a notional amount of $17.5 million, and an effective interest rate of 1.4925%. During the nine months ended September 30, 2013, we increased the interest rate agreement notional amount for the second instrument to $32.5 million.

Changes in the overall level of interest rates affect the interest expense that we recognize in our consolidated statements of operations related to interest rate swap agreements and borrowing under the Credit Facilities. An interest rate risk sensitivity analysis is used to measure interest rate risk by computing estimated changes in cash flows as a result of assumed changes in market interest rates. Based on the $35.0 million outstanding under the Senior Secured Credit Facilities and $17.5 million interest rate swap notional amount as of December 31, 2012, if LIBOR based interest rates increased by 100 basis points, our interest expense would increase annually by approximately $0.4 million.

During the nine months ended September 30, 2013, we borrowed an additional $60.0 million under the delayed draw term facility bearing interest at a rate of 5.5%, borrowed $5.0 million under the working capital facility bearing interest at 4.53%, and drew an additional $3.0 million of the letter of credit facility. We repaid $2.5 million under the working capital facility in August 2013.

Credit Risk

Substantially all of our revenue for the years ended December 31, 2012 and 2011 were from long-term, firm off-take contracts with two customers. One of the contracts expired in March 2013. We also entered into long-term, firm off-take contracts in December 2011 with a third customer, for which shipments commenced in May 2013, and in January 2012 with a fourth customer, for which shipments commenced in June 2013. Most of our customers are major power generators in Northern Europe. This concentration of counterparties operating in a single industry may increase our overall exposure to credit risk, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. If a customer defaults or if any of our contracts expires in accordance with its terms, and we are unable to renew or replace these contracts, our gross profit and cash flows, and our ability to make cash distributions to our unitholders may be adversely affected.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal controls over financial reporting. We will not be required to make our first assessment of our internal controls over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Summary—Emerging Growth Company Status.” Please also see “Risk Factors—Risks Inherent in an Investment in Us—For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements that apply to other public companies.”

Recent Accounting Pronouncements

We have reviewed recent accounting pronouncements and concluded that they are either not applicable to our business or that no material effect is expected on the consolidated financial statements as a result of their future adoption.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

Listed below are accounting policies we believe are critical to our consolidated financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, which we believe are critical to the understanding of our operations.

Revenue Recognition

We primarily earn revenue by supplying wood pellets to customers under long-term, dollar-denominated contracts (also referred to as “off-take” contracts). We refer to the structure of our contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure we will be made whole in the case of our customer’s failure to accept all or a part of the contracted volumes or for termination by our customer. Each contract defines the annual volume of wood pellets that the customer is required to purchase and we are required to sell and the fixed-price per metric ton for a base net calorific value and the technical specifications of the product, as well as, in some instances, provides for price adjustments for actual product specification and changes in underlying costs. Revenues from the sale of pellets are recognized when the goods are shipped, title passes, the sales price to the customer is fixed and collectability is reasonably assured.

Depending on the specific off-take contract, shipping terms are CIF or FOB. Under a CIF contract, we earn shipping revenue and incur shipping costs that are recorded as revenue and cost of goods sold, respectively. Under an FOB contract, we do not record shipping revenue as all shipping costs are borne by the customers directly.

In some cases, we may purchase shipments of product from a third-party supplier and resell them in back-to-back transactions that immediately transfer title and risk of loss to the ultimate purchaser. Thus, the revenue from these transactions is recorded net of costs paid to the third-party supplier. We record this revenue as “Other revenue.”

In instances when a customer requests the cancellation, deferral or acceleration of a shipment, the customer may pay a fee for this service including reimbursement of any incremental costs. This revenue is included in “Product sales.”

Cost of Goods Sold

Cost of goods sold includes the costs to produce and deliver wood pellets to customers. Raw material, production and distribution costs associated with delivering our wood pellets to our ports and third-party pellet purchase costs are capitalized as a component of inventory. Fixed production overhead, including the related depreciation expense, is allocated to inventory based on the normal capacity of the facilities. These costs are reflected in costs of goods sold when inventory is sold. To the extent we do not achieve normal production levels, we charge such under absorption of fixed overheads to operations. Distribution costs associated with shipping our wood pellets to our customers and amortization are expensed as incurred. Our inventory is recorded using the first-in, first-out method (FIFO) which requires the use of judgment and estimates. Given the nature of our inventory, the calculation of cost of goods sold is based on estimates used in the valuation of the FIFO inventory and in determining the specific composition of inventory that is sold to each customer.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, which includes the fair values of assets acquired. Equipment under capital leases are stated at the present value of minimum lease payments. Useful lives of assets are based on historical experience and are adjusted when changes in the expected physical life of the asset, its planned use, technological advances, or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively.

Depreciation and amortization are calculated using the straight–line method based on the estimated useful lives of the related assets. Plant and equipment held under capital leases are amortized on a straight–line basis over the shorter of the lease term or estimated useful life of the asset.

Construction in progress primarily represents expenditures for the development and expansion of facilities. Capitalized interest cost and all direct costs, which include equipment and engineering costs related to the development and expansion of facilities, are capitalized as construction in progress. Depreciation is not recognized for amounts in construction in progress.

Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset’s useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefit costs, incurred during the construction of a new plant are capitalized; indirect costs are not capitalized. Repairs and maintenance costs were $3.0 million and $2.0 million for the nine months ended September 30, 2013 and 2012, respectively.

Asset Impairment Assessments

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and amortizable intangible assets, are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to such asset or asset group’s carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. During 2012, we recorded an impairment related to the plant operated by Valorbois of $29.8 million that is reported in discontinued operations. Valorbois was distributed to our sponsor in the Reorganization. The entity operated a combined heat and power manufacturing plant and was not engaged in our core business of producing and delivering utility-grade wood pellets under long-term off-take contracts. During 2011, we also held an acquired grant awarded by an economic development corporation for the construction of a biomass project. We determined that we would not pursue the biomass project and thus recorded an impairment charge in 2011 of $3.7 million.

Goodwill

Goodwill represents the purchase price paid for an acquired business in excess of the identifiable acquired assets and assumed liabilities. Goodwill is not amortized, but is tested for impairment annually and whenever an event occurs or circumstances change such that it is more likely than not that the fair value of the reporting unit is less than its carrying amounts. We have identified one reporting unit which corresponds to our one segment and have selected the fourth fiscal quarter to perform the annual goodwill impairment test.

A qualitative assessment is first made to determine whether it is necessary to perform quantitative testing. If this initial qualitative assessment indicates that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and we are not required to perform the two-step impairment test. Qualitative factors considered in this assessment include (i) macroeconomic conditions, (ii) past, current and projected future financial performance, (iii) industry and market considerations, (iv) changes in the costs of raw materials, fuel and labor and (v) entity-specific factors such as changes in management or customer base.

If the results of the qualitative assessment indicate that it is more likely than not that goodwill is impaired, we will perform a two-step impairment test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

For the years ended December 31, 2012 and 2011, we applied the qualitative test and determined that it was more likely than not that the estimated fair value of the reporting unit substantially exceeded the related carrying value and, accordingly, we were not required to apply the two-step impairment test. We have not recorded any goodwill impairment for the years ended December 31, 2012 and 2011.

In making this qualitative analysis, we evaluated the following economic factors:

•	Our financial results from continuing operations reflect improved financial performance in 2012 and 2013 as reflected by increases in revenue and metric tons sold, as well as decreases in net loss.

•	We continued to expand production capacity with the completion of the Northampton plant construction in April 2013 and the completion of the Southampton plant construction in November 2013 and the expansion of the Chesapeake terminal.

•	We have fully contracted our production with long-term dollar-denominated, take-or-pay contracts with large European power generators for 1.7 million MTPY.

•	We now benefit from five production plants strategically located in the Southeastern United States which is an attractive fiber region with an abundance of supply and are located near multiple transportation points.

•	We began deliveries under two new customer contracts in 2013.

•	We have had no cancellations of contracts.

•	We have expanded our geographic operations with a sale of wood pellets to an Asian trading house in South Korea in 2013.

•	Worldwide demand for utility grade wood pellets is expected to increase to more than 38.0 million MTPY by 2020 which will result in an estimated 22.1 million MTPY gap between identified supply and forecasted demand, based on a report by an independent market consultant.

INDUSTRY OVERVIEW

We obtained the information in this prospectus about the utility-grade wood pellet industry from Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries. The following overview of the industry was prepared with Hawkins Wright’s assistance. Except where noted otherwise, the following discussion assumes an exchange rate of 0.61 pound sterling per U.S. dollar, and 104 yen per U.S. dollar, which are the exchange rates as of January 10, 2014. Our contracts are U.S. dollar-denominated.

We define “utility-grade wood pellets” as wood pellets meeting minimum requirements generally specified by industrial consumers and produced and sold in sufficient quantities to satisfy industrial-scale consumption. Wood pellets are also produced and used in smaller scale for residential, commercial and industrial heating purposes. Products move between the utility-grade and heating pellet markets, but each market displays distinct characteristics. Like us, most suppliers specialize in serving one market or the other.

Introduction

Utility-grade wood pellets are used as a substitute for coal in both dedicated and co-fired power generation and combined heat and power (“CHP”) plants. They enable major power generators to profitably generate electricity in a manner that reduces the overall cost of compliance with mandatory greenhouse gas (“GHG”) emissions limits and renewable energy targets while also allowing countries to diversify their sources of electricity supply. Unlike wind and solar power generation, wood pellet-fired plants are capable of meeting baseload electricity demand and are dispatchable (that is, power output can be switched on or off or adjusted based on demand). The capital costs required to convert a coal plant to co-fire biomass, or to burn biomass exclusively, are a small fraction of the capital costs associated with implementing most other renewable and low-carbon technologies. Furthermore, the relatively quick process of converting coal-fired plants to biomass-fired generation is an attractive benefit for power generators whose generation assets are no longer viable as coal plants due to the expiration of operating permits.

Worldwide demand for utility-grade wood pellets is projected by Hawkins Wright to grow from 9.7 million MTPY in 2013 to 18.4 million MTPY in 2015 and to more than 38.0 million MTPY in 2020, representing a compound annual growth rate of approximately 22% from 2013 to 2020. Worldwide capacity to produce utility-grade wood pellets is estimated by Hawkins Wright to be 11.0 million MTPY as of December 31, 2013. Wood pellet projects that are presently under construction or that have committed sources of financing are expected to raise production capacity to only 15.9 million MTPY by the end of 2016. The resulting 22.1 million MTPY gap between identified supply and forecasted 2020 demand is depicted in the chart below.

(1)	Represents supply available in North America excluding Enviva.

Source: Hawkins Wright

A substantial number of additional wood pellet production plants, as well as associated export terminals and logistics infrastructure, must be built if the gap between forecasted demand and identified supply is to be closed. Assuming a typical investment cost of approximately $220 per MT of wood pellet production capacity, Hawkins Wright expects that approximately $2.0 billion will need to be invested in new production plants by 2016 and approximately $4.9 billion will need to be invested in such plants by 2020. Due to its abundant forest resources, low fiber cost and established logistics infrastructure, the Southern U.S., where our production plants are located, is currently the preeminent wood pellet producing region.

Global Demand for Utility-Grade Wood Pellets

Due to significant demand from power generators in the United Kingdom, Denmark, Belgium, the Netherlands and Sweden, Europe accounts for approximately 98% of expected 2013 worldwide consumption of utility-grade wood pellets. By 2020, worldwide demand is forecasted to exceed 38.0 million MTPY of wood pellets, with 27.0 million MTPY of demand forecasted for Europe, 7.0 million MTPY forecasted for Asia (principally from South Korea and Japan) and 4.0 million MTPY forecasted for the United States.

European power generators are making significant investments in projects that consume utility-grade wood pellets. Drax Power, the owner of Europe’s largest coal-fired power station, intends to become a predominantly biomass-fired generator by 2017. Drax is investing £650.0 million to £700.0 million ($1.07 billion to $1.15 billion) to convert three of the six 660 MW generating units at its power station in the United Kingdom to burn wood pellets exclusively. The conversion of the first unit was completed in April 2013, and the second converted unit is expected to come online in mid-2014. When all three units are converted, Drax will consume approximately 7.5 million MTPY of wood pellets. Other European power generators, including Eggborough Power (UK), RWE (UK and the Netherlands), GDF Suez (Belgium and the Netherlands), E.ON (the Netherlands and Belgium), DONG (Denmark) and Vattenfall (Sweden, the Netherlands and Denmark) have also announced significant wood pellet-fired projects. These power generators are entering into firm, long-term wood pellet off-take contracts to ensure they have access to the fuel required to support their capital investments. These long-term contracts, which often have notional values in excess of $1.0 billion, require the power generators to assume a substantial portion of the fuel supplier’s risks, including currency fluctuations, inflation, increases in raw material and other wood pellet production costs and regulatory changes. Based upon the tenor and underlying financial exposure created by such contracts and the substantial capital being invested by power generators, we believe that the power generators will require wood pellets well into the next decade.

To support the expected growth in demand for utility-grade wood pellets, significant parallel investments are being made in new and improved port and logistics infrastructure on both sides of the Atlantic Ocean. In the U.S., such infrastructure includes our deep-water marine terminal in Chesapeake, Virginia, our sponsor’s planned deep-water marine terminal in Wilmington, North Carolina and third-party export terminals in Savannah and Brunswick, Georgia, Pascagoula, Mississippi and Baton Rouge, Louisiana. In Europe, substantial investments are being made in the UK ports of Tyne, Immingham and Liverpool, the Dutch ports of Amsterdam and Rotterdam and the Belgian port of Antwerp. For example, the Port of Tyne recently invested £23.0 million ($38.0 million) in a new wood pellet terminal, enabling it to handle up to 1.5 million MTPY of wood pellets. The port is planning to invest an additional £180.0 million ($297.0 million) in a wider expansion, incorporating fuel storage, rail connectivity and quay improvements. At the Port of Immingham, Associated British Ports is investing £75.0 million ($124.0 million) in wood pellet handling equipment that will enable it to accept Panamax-size bulk carriers and handle up to 3.0 million MTPY of wood pellets. Port improvements will include a new quayside discharge plant, conveyors, rail loading facilities and four storage silos with a combined capacity of up to 100,000 MT of wood pellets.

Drivers of Demand Growth for Utility-Grade Wood Pellets

The projected growth in utility-grade wood pellet demand is principally the result of two factors. First, there is a growing shortage in baseload generation capacity resulting from binding obligations to reduce GHG emissions. Second, many countries are subject to mandates to significantly increase renewable energy consumption. Under these circumstances, the ability of power generators to convert coal-fired plants to biomass-fired generation relatively quickly and inexpensively should position the utility-grade wood pellet industry for rapid growth.

By 2020, European Union (“EU”) member states are legally required to reduce aggregate GHG emissions by 20% relative to the EU’s GHG emissions in 1990. EU member states have been assigned varying targets that broadly reflect their relative per capita income. Following the closure of coal- and natural gas-fired plants, some of these member states already face shortages in the baseload generation capacity that is essential to maintain reliable electricity distribution networks. Many coal plants have been closed due to governmental policies designed to reduce GHG and other emissions. For example, since December 2012, 6.75 GW of coal-fired power generation capacity has been closed in the UK. In addition, high natural gas prices, low electricity prices and competition from wind and solar power have seriously undermined the economics of gas-fired generation in Europe. According to the Magritte Group, utilities have already closed 51 GW of modern gas-fired generation assets across Europe, which is the equivalent of the combined generation capacity of Belgium, the Czech Republic and Portugal.

The UK faces particular challenges. As a result of plant closures, the UK’s derated capacity margin, which represents excess generation capacity, is expected to drop to 4% in winter 2015/16 from approximately 9% in 2013/14, according to the UK’s Office for Gas and Electricity Markets. This level of excess capacity is generally regarded as insufficient to ensure the security and stability of electricity supply. By comparison, the derated capacity margin in the U.S. is currently more than 15%.

The shortages in baseload and dispatchable generation capacity are exacerbated by the growing use of wind and solar energy to generate electricity. Wind and solar generation, which only produce power when the wind is blowing or the sun is shining, present different challenges for electricity grid operators. The intermittent nature of these sources of electricity has resulted in wide swings in available capacity. Therefore, power generators and grid operators need back-up capacity that can fill the generation gap that results when these intermittent sources are unavailable and that also can be scaled back when intermittent sources are generating power. In order to meet the EU’s mandatory GHG emission-reduction targets and the renewable energy commitments discussed below, much of this new generation must be low-carbon and renewable.

In addition to being required to substantially reduce aggregate GHG emissions, EU member states are legally required to achieve targets that, by 2020, would result in 20% of all energy supplied to the final consumer, which is referred to as “final energy consumption,” coming from renewable sources. Energy generated from wood pellets is a recognized form of renewable energy under EU law. Each member state has been assigned individual renewable energy targets that must be achieved by 2020. Most EU member states are still significantly short of achieving their respective 2020 renewable targets, with renewable energy accounting for approximately 13% of final energy consumption in the EU in 2011 (the latest year for which such data is currently available), seven percentage points short of the 2020 mandate.

The following graph depicts the renewable energy consumption, in 2011, of certain EU member states and the shortfalls against their respective 2020 renewable energy targets. The shortfalls assume no change in final energy consumption between 2011 and 2020.

Source: Eurostat data adapted by Hawkins Wright

For some countries, the gap between current renewable energy use and their 2020 renewable targets can only be bridged by acceleration in the rate of renewable energy deployment. The UK has the largest percentage gap to overcome; its renewable energy share was 3.8% in 2011, compared to its individual 2020 target of 15%. In 2011, the Netherlands and Belgium had each achieved a renewable energy share of only 4%, well below their respective targets of 14% and 13%.

Wood pellet-fired generation plants are one of the few sources of electricity that is capable of addressing each of the challenges described above: they can provide baseload generation and produce substantial amounts of energy that is accepted by the EU as both low-carbon and renewable. Unlike wind or solar power facilities, wood pellet production plants can also be configured for dispatchable power generation. Moreover, converting a coal-fired power plant into a wood pellet-fired plant can be accomplished relatively quickly and significantly less expensively than deploying most other forms of low-carbon and renewable energy. For example, the capital cost of a conversion in the UK is estimated to be £400 per kW ($659 per kW) of generation capacity. By contrast, the capital cost of offshore wind is estimated to be £2,500 per kW ($4,120 per kW), and a new nuclear plant is expected to cost £4,900 per kW ($8,075 per kW).

The levelized cost of electricity (i.e. the lifetime cost of power generation at a plant, discounted to its present value and divided by the plant’s lifetime output) generated at a wood pellet or co-firing plant is also relatively low, comparable to onshore wind and significantly lower than offshore wind and solar PV (photovoltaic). An additional benefit of converting existing coal plants is that they are already connected to a transmission grid. Conversely, wind and solar projects require additional investment in transmission infrastructure.

The following graph depicts the levelized costs of electricity generation by technology in the UK.

Source: Department of Energy and Climate Change, Electricity Generation Costs 2013, published July 2013

Notes: Generation costs in the United Kingdom on a per MWh basis, converted into U.S. dollars at an exchange rate of $1 = £0.65. Data is for projects starting pre-development planning in 2013 and assumes a uniform 10% discount rate. The biomass fuel for co-firing, coal conversion and dedicated biomass (5-50 MW) is most likely to be wood pellets. The fuel for small biomass is more likely to be locally-sourced biomass, e.g. chips and recovered wood. The Open Cycle Gas Turbine (OCGT) cost assumes that this technology is used for “rapid response” peaking generation only, operating at a load factor of just 7%.

Co-firing less than 10% wood pellets at existing coal plants can be implemented without significant plant modification or investment. Once a fuel supply chain has been created, high rates of wood pellet co-firing can be achieved in months, rather than the years it may take to develop, for example, a wind farm capable of the same annual electricity output. In addition, the output of electricity from a single wood pellet-fired plant can be several orders of magnitude greater than is possible at facilities using other renewable technologies. A single 500 MW converted wood pellet-fired plant can be expected to generate approximately 2.8 TWh of electricity per year. In contrast, it would require 630 wind turbines, each with a capacity of 2 MW, operating (intermittently) at a load factor of 25% to generate the same amount of electricity in a year.

Policymakers in several EU member states, and in Asia, are providing incentives that support the co-firing of wood pellets with coal or the full conversion of existing coal plants to wood pellet-fired plants. Such developments help countries achieve mandatory reductions in GHG emissions and increases in renewable energy usage at a lower cost to consumers and taxpayers than other forms of renewable energy generation.

Sustainability Requirement

National governments are taking decisive steps to ensure that only sustainable biomass is used as an energy source, including by implementing rigorous sustainability rules. For example, in the UK, all power generators using solid biomass have been required to report against a set of sustainability criteria since April 2013. Furthermore, the UK’s Department of Energy and Climate Change (“DECC”) is currently in the process of introducing more stringent criteria regarding GHG emissions and sustainable forest management practices. Generators of energy from biomass will be required to comply with these detailed sustainability rules as a condition of eligibility for government subsidies.

Industry organizations are also developing their own voluntary sustainability principles. The Sustainable Biomass Partnership, a coalition of major European utilities, is working closely with European governments, wood pellet producers and other stakeholders to develop sustainability standards. Wood pellet producers demonstrate their commitment to sustainable forest management practices through adherence to the stringent standards of the world’s foremost forestry certification bodies, such as the Forest Stewardship Council™, the Programme for the Endorsement of Forest Certification and the Sustainable Forestry Initiative®.

Demand Outlook for Utility-Grade Wood Pellets

Hawkins Wright forecasts that worldwide demand for utility-grade wood pellets will be 9.7 million MTPY during 2013 and will rise to 38.1 million MTPY in 2020, representing a compound annual growth rate of approximately 22%. The following table shows Hawkins Wright’s forecast of utility-grade wood pellet demand growth from 2012 to 2020.

metric tons in thousands	2012	2013	2014	2015	2016	2020
Belgium	1,500	1,500	2,000	3,000	3,000	3,750
Denmark	1,000	1,000	1,500	2,000	3,000	3,500
Netherlands	1,200	1,000	1,000	1,500	2,000	3,000
Poland	500	400	500	500	500	1,000
Sweden	1,000	1,000	1,300	1,500	1,500	1,500
United Kingdom	1,300	4,570	5,900	7,000	10,900	14,100

Total Europe	6,500	9,470	12,200	15,500	20,900	26,850

United States	—	—	—	—	—	4,000
Canada	—	—	200	200	200	200

Total North America	—	—	200	200	200	4,200

Japan	60	60	200	1,000	1,500	3,000
South Korea	100	150	700	1,200	1,500	3,000
Other Asia	—	—	100	500	700	1,000

Total Asia	160	210	1,000	2,700	3,700	7,000

Total Demand	6,660	9,680	13,400	18,400	24,800	38,050

Source: Hawkins Wright

Hawkins Wright forecasts that demand for utility-grade wood pellets will continue to grow after 2020, although the rate of growth will likely slow. European subsidies for renewable electricity generation are intended to be transitional, enabling the development of technologies and supply chains until renewable technologies are able to operate without support. Coal-to-biomass converted power stations in the United Kingdom are currently scheduled to lose their governmental support starting on April 1, 2027. By then, given rising trends in electricity, natural gas and carbon prices, Hawkins Wright believes that wood pellets could be a competitive fuel even if the subsidies available to converted power stations are removed or substantially reduced.

Hawkins Wright’s regional and national demand forecasts follow below.

Europe

United Kingdom. The United Kingdom is currently implementing far-reaching reforms to its energy industry. These reforms include the introduction of a steadily increasing carbon tax that will make most remaining coal plants uncompetitive as baseload generators within three to five years. The government is also modifying its system of incentives to encourage existing coal plants to convert to 100% biomass. It also offers support to dedicated biomass CHP plants and to a limited number of dedicated electricity-only biomass projects.

The Drax Power station in England, which is Europe’s largest coal-fired power station, intends to become a predominantly biomass-fired power station by 2017. Other power generators are actively engaged in similar coal-to-biomass conversion projects, including the conversion of the Eggborough Power Station (2 GW) and RWE’s Lynemouth plant (420 MW). Hawkins Wright’s forecast is that the UK’s requirement for utility-grade wood pellets will be 14.1 million MTPY by 2020.

Belgium. Belgium is a long-standing user of wood pellets for co-firing with coal. The country’s largest power generator, Electrabel, which is a subsidiary of GDF Suez, operates several biomass-fired plants, including the 180 MW generating station in Rodenhuize, Belgium. Hawkins Wright forecasts that the expected conversion of three power stations to 100% biomass and the potential construction of two dedicated wood pellet-fired power plants will increase demand to 3.75 million MTPY by 2020.

Denmark. Denmark has ambitious plans to decarbonize its economy, beginning with the almost complete decarbonization of the electricity sector by 2035, including the conversion to biomass of all coal-fired CHP plants. This includes units at DONG’s Avedøre (575 MW) and Strudstrup (750 MW) plants, as well as Vattenfall’s Amager (438 MW) facility. Hawkins Wright forecasts that Denmark’s utility-grade wood pellet requirements will more than triple to 3.5 million MTPY by 2020.

The Netherlands. The Netherlands has been a major importer of utility-grade wood pellets for more than a decade. The government, power generators and other stakeholders have recently negotiated a framework of energy policies, including a new incentives regime, covering the next ten years. Subject to an agreement on sustainability criteria, the Dutch government has stated that this new system of support will take effect from April 2015. In addition, under the same system, the government intends to offer support to companies that use wood pellets to generate industrial heat. Hawkins Wright expects these new policies to support the use of 3.0 million MTPY of biomass in the Netherlands, the majority of which is likely to be wood pellets.

Poland. Poland’s energy policy has encouraged the co-firing of biomass with coal, though this institutional support is under review. Hawkins Wright’s forecast is that utility-grade wood pellet demand in Poland will be 1.0 million MTPY by 2020.

Sweden. Sweden has been using biomass in its CHP and district heating networks for many years, although much of this biomass is in the form of locally sourced forest residues. A carbon tax and an energy tax mean that power generators have already switched away from fossil fuels (which now account for just 4% of Sweden’s electricity generation), so the opportunities for further conversions are limited. Hawkins Wright forecasts that utility-grade wood pellet demand in Sweden will be 1.5 million MTPY by 2020, up from 1.0 million MTPY in 2013. Process heat and power will account for much of the growth.

Asia

South Korea. South Korean climate policy includes a target to reduce GHG emissions to 30% below the level that emissions would have been expected to reach in 2030 under a business-as-usual scenario. South Korean power generators are obligated to meet a steadily increasing Renewable Portfolio Standard (“RPS”) that was set at 2% renewable energy in 2012 and will rise to 10% in 2022, with substantial penalties for failing to comply. Several coal plants are installing or plan to install equipment to enable co-firing, as it is viewed as the cheapest and quickest way of meeting RPS obligations. A spot-market is emerging, with physical trades of wood pellets for firm delivery already taking place. Hawkins Wright forecasts that South Korea’s wood pellet demand will rise to 3.0 million MTPY by 2020.

Japan. Japan needs to fill an energy shortage that has been created by the closure of most nuclear plants following the Fukushima Daiichi disaster in 2011. The Japanese government has recently acknowledged that the reduction in nuclear capacity will make it impossible for the country to meet its earlier commitment to reduce GHG emissions by 25% relative to emissions in 1990 by 2020. Nevertheless, the government has stated that it remains committed to GHG emission cuts in the long term. In April 2012, the Japanese government introduced a system of generous feed-in tariffs (“FITs”) for renewable energy generators. For biomass power, these FITs amount to 25-34 yen/kWh, or approximately $240-327/MWh, guaranteed for 20 years. There has been no indication that this system of FITs will be impacted by the government’s decision regarding its GHG emission target.

Hawkins Wright expects that the improved visibility of long-term generation economics resulting from the introduction of FITs will increase the number of biomass projects pursued by power generators. Japan currently has 35 GW of coal-fired generating capacity, and there are significant opportunities for co-firing. Utility-grade wood pellet demand is currently negligible, but given the increased attention and focus of large multinational trading houses that have traditionally intermediated fuel supply and logistics for major power generators, Hawkins Wright forecasts that Japanese consumption of utility-grade wood pellets will increase to 3.0 million MTPY of wood pellets by 2020.

North America

United States. In September 2013, the EPA proposed new standards for coal-fired plants that are significantly more stringent than existing standards. In addition to federal regulations that limit carbon dioxide emissions, 29 states and Washington, DC have Renewable Portfolio Standards that require power generators to meet specified renewable energy targets by certain dates. U.S. coal-fired generators also face the need for substantial capital investments to upgrade aging coal fleets in order to comply with Best Available Control Technology (“BACT”) standards, mercury and air toxics standards and other emerging EPA emissions regulations, emissions limits and technology standards. In addition, states such as California are developing and implementing GHG regulations, including state-wide and regional cap-and-trade programs. As power generators weigh the capital costs of compliance against those of switching to biomass, several power generators are considering, and in some cases have already begun, conversion of smaller-scale coal assets. For example, Dominion (an energy utility operating in the Midwest, Mid-Atlantic and Northeast regions of the U.S.) recently converted three formerly coal-fired plants in Virginia to plants fired by biomass consisting of forestry residues and wood chips. Hawkins Wright forecasts that U.S. consumption of utility-grade wood pellets will rise to 4.0 million MTPY by 2020.

Canada. The federal government in Canada has passed legislation that significantly tightens the GHG emissions standards that apply to coal-fired power plants. The new cap on GHG emissions, which applies to power projects constructed after January 1, 2013 and to older plants starting July 1, 2015, is set at a level too low to be met by any coal-fired power plant. To comply with the regulation, coal plants could co-fire biomass in quantities sufficient to reduce non-biogenic emissions to below the cap. Alternatively, the power generators must close the old coal plants and replace them with gas-fired plants (if they are needed) or they must fit carbon capture and storage technology (which is not yet commercially viable). To date, one power station in Atikokan, Ontario is in the process of converting to 100% wood pellets, and another facility in Thunder Bay, Ontario will be converted in 2015. These projects will result in wood pellet consumption of approximately 200,000 MTPY. No other conversion projects have been announced to date, and no further utility-grade pellet consumption is included in Hawkins Wright’s forecast for 2020.

Global Supply of Wood Pellets

Current worldwide capacity to produce utility-grade wood pellets is approximately 11.0 million MTPY. Approximately 43% of this production capacity is located in the United States, 16% in Canada (principally British Columbia), 25% in the European Union and 12% in Russia and Eastern Europe. In addition to the

11.0 million MTPY of existing capacity, there is currently an additional 5.0 million MTPY of global capacity that is either under construction or has received committed financing and is scheduled for completion by or during 2016.

Most of the world’s current wood pellet production plants are owned by small private companies, with few companies owning or operating multiple plants. Few companies currently have the scale, technical expertise or commercial infrastructure required to plan, develop and build industrial-scale wood pellet production plants or to perform under large, long-term off-take contracts with power generators. In addition to us, U.S. producers of utility-grade wood pellets include Green Circle Bio Energy and Fram Renewable Fuels, both of which are privately owned, and Georgia Biomass, a plant owned by RWE, a European utility. Only we (with five plants) and Fram (with two plants) own more than a single plant in commercial operation.

Supply Outlook for Utility-Grade Wood Pellets

The following graph depicts current and expected utility-grade wood pellet production capacity of major producers.

(1)	Includes the Southeast Project being developed by our sponsor. Our sponsor intends to use the net proceeds from this offering for the development of a portion of the Southeast Project consisting of the first two production plants and one deep-water marine terminal. Our sponsor believes that these proceeds, together with existing capital commitments from the Riverstone Funds and regular quarterly cash distributions from us, will be sufficient to complete the Southeast Project.

Source: Hawkins Wright research

United States

The U.S. is currently the world’s largest producer and exporter of utility-grade wood pellets, with current production capacity of 4.2 million MTPY. Our operations account for approximately 38% of such capacity. The substantial majority of U.S. wood pellet production capacity is located in the Southern U.S., a region that benefits from strong competitive advantages: plentiful wood supply, fiber costs, logistic infrastructure and an experienced workforce. The decline of the U.S. paper and pulp industry is releasing resources to other users of forestry products, such as wood pellet producers, that can take advantage of the forest industry’s existing workforce and well-developed infrastructure. The most recent example of this decline is International Paper’s decision to close its 850,000 MTPY mill at Courtland, Alabama by the end of the first quarter of 2014, which by itself will reduce the paper industry’s wood fiber consumption by 3.0 million to 3.5 million MTPY. Imminent closures in paper capacity have also been announced by Georgia Pacific (at Crosset, Arkansas) and by Boise (at International Falls, Minnesota).

As a result of the robust forest inventory and the decline in adjacent industries, fiber costs in the Southern U.S. are among the lowest in the world. For example, the average delivered price of sawdust in Germany (European pellets are typically made from sawdust, not roundwood) in mid-2013 was approximately $152 per MT, while the equivalent price in the Southeastern U.S. is approximately $27 per MT. After allowing for differences in fiber processing steps, the raw material cost differential greatly exceeds the cost of shipping to Europe. The competitive advantages of the Southern U.S., including its logistics infrastructure, make it the preeminent wood pellet producing region.

Canada

Two companies located in British Columbia account for approximately 86% of Canada’s current wood pellet production capacity of 1.8 million MTPY. Other companies can supply an additional 250,000 MTPY of utility-grade wood pellets. Western Canadian production is favorably located geographically to supply emerging Asian demand. However, reductions in the allowable GHG footprint for delivered utility-grade wood pellets into Europe make the extended rail and shipping distances potentially problematic in the long term.

The feedstock used for pellet production in British Columbia is primarily residual fiber (sawdust and shavings) from sawmills. Sufficient wood fiber is available to expand capacity in British Columbia in the short term, but the long-term future for sawmills in the province is clouded by the effects of a decade-long “pine-beetle” epidemic. According to a report published by the provincial government, approximately 56% (or 26.5 billion cubic feet) of the pine volume in British Columbia will be killed by 2017. In response, two of British Columbia’s largest forest products companies, Canfor and West Fraser, have recently announced the closure of sawmills in the towns of Quesnel and Houston, respectively. Over time, other sawmills in the province are expected to close as well.

Plans to expand wood pellet production are nevertheless taking shape in British Columbia and elsewhere, but Hawkins Wright believes that final investment decisions have not yet been made. In Eastern Canada, two mothballed oriented strand board and particle board mills will be converted to wood pellet production plants, and such converted plants will supply the utility-grade wood pellet market with an additional 485,000 MTPY of capacity.

Europe

Although some European producers in the Baltic States and Portugal can supply the utility-grade wood pellet market successfully, most wood pellets produced in Europe are supplied into local residential heating markets and do not compete directly with imported U.S. pellets supplied into the utility-grade wood pellet market.

Europe has several hundred wood pellet production plants, the majority of which are relatively small. In many areas of Europe, the cost of wood fiber is too high and the scale of production too low to make these production plants competitive suppliers of utility-grade wood pellets. Currently, an estimated 2.75 million MTPY of wood pellets produced in the EU are sold to industrial users, most of which is from Latvia, Lithuania, Estonia and Portugal. Although the demand for wood pellets in Europe is increasing quickly, the availability and cost of wood fiber are restricting the expansion of capacity in the region. Consequently, an increasing portion of European demand will need to be supplied by imports.

The world’s largest wood pellet production plant is located near Vyborg on the Baltic Sea, north of St. Petersburg. The Vyborgskya plant has a nameplate capacity of 900,000 MTPY. An estimated 200,000 MTPY of this plant’s production serves the European heating market, and 700,000 MTPY has been allocated to the utility-grade wood pellet market in Hawkins Wright’s forecast. Other pellet producers in Eastern Europe are believed to supply an aggregate 600,000 MTPY into the utility-grade wood pellet market.

Rest of the World

Much of the world’s forests and fiber resources are located outside Europe and North America. In fact, Russia’s forest resources are the largest in the world. Elsewhere, plantation forestry has grown rapidly in South America, Africa and in South Asia. However, production of utility-grade wood pellets outside Europe and North America still accounts for only approximately 400,000 MTPY. Hawkins Wright does not expect this to change materially in the short term. Although sustainable plantation and other forestry initiatives may in the future be able to deliver raw material pricing similar to that of the Southern U.S., these economics cannot be demonstrated currently and are further challenged by the limited logistical infrastructure available to bring fiber and wood pellets from the forest or production plant to the market. This raises near-term and long-term questions about the economic competitiveness of these regions in a rapidly commoditizing market. Further, given the political and financial risks and the lack of a sufficiently established rule of law in some parts of these regions, most power generators have been hesitant to enter into contracts of any meaningful duration or quantity with suppliers in such locations.

Forecast of the Utility-Grade Wood Pellet Supply-Demand Gap

In sum, Hawkins Wright forecasts that global demand for utility-grade wood pellets will grow from 9.7 million MTPY in 2013 to 38.1 million MTPY in 2020. This growth is driven principally by the profitable generation opportunities for power generators seeking to address baseload or dispatchable capacity shortages in ways that satisfy government policies and binding obligations to reduce GHG emissions and increase renewable energy usage.

Meanwhile, worldwide capacity to produce utility-grade wood pellets is assessed to be 11.0 million MTPY as of the end of 2013, and projects that are presently under construction or that have secured committed financing are expected to raise worldwide production capacity to 15.9 million MTPY by the end of 2016.

Although the utility-grade wood pellet market is currently well-balanced at a global level, the forecasted growth in demand significantly exceeds the currently identified expansion of capacity, with the market projected to move into theoretical deficit during 2014. The growing gap between identified supply and forecasted demand, which is projected to reach 22.1 million MTPY by 2020, demonstrates the scale of investment in wood pellet production capacity, as well as associated export terminals and logistics infrastructure, that needs to be developed, permitted, financed and constructed in order to meet forecasted demand.

BUSINESS

Overview

We are the world’s largest supplier by volume of utility-grade wood pellets to major power generators. Since our entry into this business in 2010, we have executed multiple long-term, take-or-pay contracts with creditworthy customers and have built and operated the production and terminaling capacity necessary to serve them. We are significantly larger than any of our competitors and our existing production constitutes 14% of current global utility-grade wood pellet supply. We own and operate five production plants in the Southeastern U.S. that have a combined wood pellet production capacity of 1.6 million metric tons per year (“MTPY”). Three of our production plants are new facilities that we constructed using our templated design and standardized equipment. We also own a dry-bulk, deep-water marine terminal at the Port of Chesapeake (the “Chesapeake terminal”) that reduces our storage and shiploading costs and enables us to reliably supply our customers. All of our facilities are located in geographic regions with low input costs and favorable transportation logistics. Owning these cost-advantaged, fully-contracted assets in a rapidly expanding industry provides us with a platform to generate stable and growing cash flows that should enable us to increase our per-unit cash distributions over time, which is our primary business objective.

Demand for utility-grade wood pellets is expected to grow at a compound annual rate of 22% from 2013 to 2020, according to Hawkins Wright. This growth is being driven by the conversion of coal-fired power generation and combined heat and power plants to co-fired or dedicated biomass-fired plants, principally in Northern Europe and, increasingly, in South Korea and Japan. These conversions are attractive due to a combination of factors: they enable power generators to profitably extend the permitted lives of plants that provide critical baseload power generation; they help countries meet regulations regarding greenhouse gas (“GHG”) emissions and renewable energy usage; and they can be implemented quickly and cost effectively relative to other sources of renewable energy. Our sponsor, a portfolio company of the Riverstone Funds, is in active discussions with potential customers seeking to contract incremental long-term supply of utility-grade wood pellets and has granted us a right of first offer to acquire the fully-contracted production plants and deep-water marine terminals it is currently developing to serve those customers, as well as any similar assets it may develop in the future.

We believe our strategy to acquire and operate industrial-scale, cost-advantaged production plants and to control critical delivery infrastructure will enable us to maintain and grow our distributions to unitholders. We intend to make minimum quarterly distributions of $             per unit ($             per unit on an annualized basis) and believe our long-term, take-or-pay contracts will support our ability to make such distributions. In addition, we expect our growth strategy, which is focused on acquiring fully-contracted replicas of our long-lived production plants and deep-water marine terminals from our sponsor, will produce stable and growing cash flows and allow us to increase our per-unit distributions over time.

Business Strategies

Our primary business objective is to generate stable and growing cash flows that will enable us to maintain and increase our per-unit cash distributions over time. We intend to accomplish this objective by executing the following strategies:

•	Fully contracting our production with creditworthy customers on terms that provide predictable, growing cash flows. We have long-term, dollar-denominated, take-or-pay contracts with large European power generators for 1.7 million MTPY of utility-grade wood pellets. Our contracts have a weighted average remaining term of approximately six years as of December 31, 2013. Each of our and our sponsor’s successive contracts has benefited from increased pricing and incremental commercial protections designed to mitigate the impact of changes in inflation, raw material costs, distribution costs and certain other costs. Given this trend and our track record, we believe we will be able to obtain contracts in the future with creditworthy customers that contain longer tenures than our existing contracts and additional provisions that mitigate our cost variability, thereby increasing the stability of our cash flows.

•	Growing our business through drop-down and third-party acquisitions. We believe that our current scale of operations and relationship with our sponsor provide us with a platform for growth through accretive acquisitions that are complementary to our existing portfolio of assets. Our sponsor will grant us a right of first offer to acquire any of the wood pellet production plants and associated deep-water marine terminals that it is currently developing and will develop in the future (the “ROFO Assets”) that it may elect to sell. We also believe that we are well-positioned to acquire production plants and deep-water marine terminals from third parties as a result of our knowledge of the industry, operating expertise, control of existing deep-water marine terminals and access to capital. We intend to pursue these acquisition opportunities only when they are supported by long-term off-take contracts.

•	Expanding margins through operational excellence. We can expand our margins by generating incremental revenues through increased production at our existing production plants and from price adjustments for delivery of superior quality products. Our operational excellence is derived from our focus on plant reliability and uptime, raw material conversion efficiency, optimization of raw material mix and a management philosophy of continuous improvement.

•	Maintaining sound financial practices. We intend to maintain a conservative capital structure that, when combined with our stable, contracted cash flows, should afford us access to capital at a competitive cost. Consistent with our disciplined financial approach, in the long term, we intend to fund our expansion and acquisition projects through a combination of debt and equity issuances. We believe this approach will provide us the flexibility to pursue accretive acquisitions and organic growth projects as they become available.

Competitive Strengths

As a leader in an industry with significant projected demand growth, we believe we have developed the following competitive strengths that will enable us to successfully execute our growth strategy and achieve our primary business objective:

•	Our low-cost position. We believe we have a cost-advantaged position in our industry for the following reasons:

•	Strategically located production plants and deep-water marine terminals. Our production plants are strategically located in the Southeastern U.S., one of the most attractive fiber regions in the world due to its abundance of commercial, working forests, growing timber inventories and logistics infrastructure. Consequently, we believe that we are able to access raw materials more cheaply and reliably than competitors whose operations are located in other regions. Further, the proximity of our production plants to the Chesapeake terminal and a third-party deep-water marine terminal in Mobile, Alabama (the “Mobile terminal”) results in low “to-port” transportation costs. Finally, we are able to secure long-term, fixed price shipping contracts at a discount to other ports in the Southeastern U.S. due to our Chesapeake terminal’s favorable location in relation to trade flows between Europe and the Americas and closer proximity to our customers than other terminals.

•	Large scale of operations. We benefit from economies of scale at each level of our procurement, production, logistics and terminaling operations, which enable us to spread our fixed costs over wood pellet volumes substantially greater than the average producer in our industry.

•	Deep process know-how. As the largest and one of the most established operators in the industry, we have designed, engineered, built and expanded multiple production plants and a deep-water marine terminal for our products. Our operational experience helps us maintain uptime, throughput, overall performance and cost efficiency at levels we believe few of our competitors can replicate.

•	Vertical integration. We have made investments to control key areas of our supply chain, in particular our in-house fiber procurement activities and our Chesapeake terminal.

•	In-house wood fiber procurement. We have built an in-house procurement team of 19 people with an average of over 20 years of experience developing national, regional and local relationships with current and potential fiber suppliers. As of 2007, more than 60% of Southern U.S. timber resources were owned by individuals and small companies. Direct access to, and quality relationships with, this fragmented ownership base enable us to reliably procure low-cost wood fiber.

•	Terminal operations. We own or control critical storage and logistics assets capable of exporting industrial-scale quantities of wood pellets in an economic manner. Because access to this infrastructure is limited, our ownership of the Chesapeake terminal secures our ability to export our products and enables us to generate incremental margin from competitors or other third parties by managing throughput of their products. Owning the Chesapeake terminal also reduces our storage and loading costs and allows us to directly control inventory and preserve the quality of our products. Finally, because we maintain control over shipping schedules and have berth priority, we minimize the risk of incurring demurrage costs associated with shiploading delays and the working capital associated with inventory.

•	Quality and reliability of our products. The uninterruptible nature of baseload power generation requires consistent delivery of high-quality fuel that meets or exceeds customer specifications. Our production processes, in-house control labs and testing procedures, as well as our storage and logistics network, ensure the quality of our products until they reach our customers. In addition, our customers are subject to stringent requirements regarding the sustainability of the fuels they procure. We believe we are a preferred supplier to the major customers in our industry because of the quality and consistency of our products, the reliability of our deliveries and our ability to verify and document, through customer and third-party audits, that our products meet our customers’ regulatory sustainability obligations.

•	Our relationship with Enviva Holdings, a committed sponsor with well-capitalized owners. Our sponsor is an experienced acquirer and developer of industrial-scale wood pellet production plants and deep-water marine terminals and has acquired or developed all of the assets that constitute our business. Our sponsor is currently developing the Southeast Project, consisting of three 500,000 MTPY wood pellet production plants and deep-water marine terminal capacity in the Southeastern U.S. Our sponsor intends to use the net proceeds from this offering, along with regular quarterly cash distributions from us and other capital from its majority owners, to finance the development of the first two production plants and one deep-water marine terminal. Our sponsor will grant us a right of first offer on these facilities, and similar assets it may develop in the future. As the owner of approximately % of our common units, all of our subordinated units, all of the incentive distribution rights and our general partner, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities.

•	Experienced management. As recognized leaders at the forefront of our industry, the members of our management team have extensive experience in the commercial development and operation of wood pellet production plants and logistics assets throughout the U.S., Latin America, the Caribbean, and Europe. They have developed strong relationships with our Northern European and Asian customer base. Members of our management team average approximately 18 years of relevant experience from the forestry, traditional wood products, midstream energy, engineering and construction and general industrial manufacturing sectors, in addition to experience at Fortune 500 companies and publicly traded master limited partnerships. Our management team’s ability to develop and maintain customer relationships, operate our business in a cost-effective manner and efficiently integrate acquisitions is crucial to the continued growth of our business.

Our History

Enviva Partners, LP is a Delaware limited partnership formed by our sponsor in November 2013 to own the utility-grade wood pellet supply business operated by Enviva, LP and its subsidiaries, which collectively constitute our predecessor. Our predecessor entered into this line of business in early 2010 following the Riverstone Funds becoming the majority owners of our sponsor, and our predecessor acquired its first production plant in August 2010. Since acquiring its first production plant, our predecessor has acquired an additional production plant and constructed three production plants, with the final ramp-up of operations from the most recently constructed production plant at Southampton, Virginia expected to be completed in April 2014.

In November 2012, our predecessor and our sponsor undertook a series of transactions, which we collectively refer to as the Reorganization, whereby our predecessor distributed to our sponsor certain of its subsidiaries that were engaged in operations other than the production and supply of utility-grade wood pellets. Following the completion of the Reorganization, the results attributable to the operations of such distributed subsidiaries are reflected as discontinued operations within our historical financial statements. For additional information regarding the Reorganization, please read “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Factors Impacting Comparability of Our Financial Results” and the audited and unaudited historical financial statements of Enviva Partners, LP Predecessor and the notes to those statements included elsewhere in this prospectus.

Our Assets

We gather wood fiber and process it into utility-grade wood pellets. We load the finished wood pellets into trucks and barges that transport them to deep-water marine terminals, where they are received, stored and ultimately loaded onto oceangoing vessels for transport to our Northern European customers.

Our customers use our wood pellets as a substitute fuel for coal in dedicated biomass or co-fired coal power plants. Wood pellets serve as a suitable “drop-in” alternative to coal because of their comparable heat content, density and form. Due to the uninterruptible nature of their fuel consumption, our customers require a reliable supply of wood pellets that meet stringent product specifications. We have built our operations and assets to deliver and certify the highest levels of product quality, and our proven track record enables us to charge favorable prices for this certainty. In addition to our customers’ focus on the reliability of supply, they are concerned about the combustion efficiency of the wood pellets and their safe handling. Because combustion efficiency is a function of energy density, particle size distribution, ash/inert content and moisture, our customers require that we supply wood pellets meeting minimum criteria for a variety of specifications and, in some cases, provide incentives for exceeding our contract specifications.

Our Production Plants

We own and operate five industrial-scale wood pellet production plants located in the Mid-Atlantic and the Gulf Coast regions of the United States. These facilities are designed to run 24 hours per day/365 days per year, although we plan for 15 days of maintenance during each calendar year. There are no required major turnarounds or overhauls.

The aggregate production capacity of our production plants is adequate for the needs of our business. Though our aggregate contracted volume is currently higher than the aggregate production of our plants, we have the ability to purchase sufficient wood pellets produced by third parties or, alternatively, to reduce the volumes we deliver pursuant to flex provisions in our off-take contracts to fill this gap. See “—Customers.”

The following map depicts the location of our production plants and deep-water marine terminals:

Mid-Atlantic Region Plants

The following table describes our three wood pellet production plants in the Mid-Atlantic region:

	Operations Commenced	Annual Production (MTPY)
Plant Location
Ahoskie, NC	November 2011	350,000
Northampton, NC	April 2013	500,000
Southampton, VA	November 2013	500,000	(1)

Total		1,350,000

(1)	Represents expected annual production following ramp-up of operations at Southampton, which is expected to be completed in April 2014.

Ahoskie

We acquired the site of the Ahoskie plant in December 2010 and constructed a dedicated wood pellet production plant in less than one year, commencing operations in November 2011. Through an expansion completed in June 2012, we increased the plant’s production from 260,000 MTPY to 350,000 MTPY, operating on a schedule of 24 hours per day, seven days per week.

Production from the Ahoskie plant is transported by truck to our Chesapeake terminal.

Northampton

The Northampton plant was constructed based on the Ahoskie plant design, utilizing the same major equipment suppliers. The Northampton plant is designed to produce 500,000 MTPY of wood pellets. We completed the ramp-up of operations at our Northampton plant in November 2013.

Production from the Northampton plant is transported by truck to our Chesapeake terminal.

Southampton

As the third production plant to employ our “build-and-copy” approach, the Southampton plant is a direct copy of our Northampton plant. The Southampton plant is designed to produce 500,000 MTPY of wood pellets. The Southampton plant commenced operations in early November 2013 and we are in the process of ramping up the plant to full production, which we expect to complete in April 2014. The Southampton plant produced approximately 27,000 MT in December 2013.

Production from the Southampton plant is transported by truck to our Chesapeake terminal.

Gulf Coast Region Plants

The following table describes our two wood pellet production plants in the Gulf Coast region:

Plant Location	Acquisition Date	Annual Production (MTPY)

Amory, MS	August 2010	105,000
Wiggins, MS	October 2010	110,000

Total		215,000

We acquired our Gulf Coast region plants and completed a series of production modifications and capacity expansions to increase their aggregate production from 53,000 MTPY at acquisition to 215,000 MTPY and to bring the production quality up to our customers’ product specifications.

Amory

We purchased the Amory plant in August 2010. The plant initially consisted of three pellet mills producing at a rate of 41,500 MTPY on an operating schedule of 24 hours per day, five days per week. Through basic operational improvements to the existing set of assets, we increased the plant’s production to over 70,000 MTPY, before installing a fourth pellet mill to further increase output to 105,000 MTPY. We have also added a pellet quality laboratory, a new suspension burner and dryer, pellet mill surge bin, coolers and screens.

Production from the Amory plant is transported by barge to the Mobile terminal.

Wiggins

We purchased a 50% controlling interest in the entity that owns the Wiggins plant in October 2010, and subsequently contributed capital in exchange for additional interests that increased our ownership interest to a 67% controlling interest. During 2011, we completed a series of modifications to the plant, including the installation of a new dryer and suspension burner, receiving facilities for purchased residual materials and three new pellet mills, coolers and screens. The Wiggins plant’s production capacity was increased from 45,000 MTPY (though only 11,500 MTPY of actual production had been achieved previously) to its current production of 110,000 MTPY based on an operating schedule of 24 hours per day, seven days per week.

Production from the Wiggins plant is transported by truck to the Mobile terminal.

Our “Build-and-Copy” Approach for New Plants

We have designed, engineered and built our plants to optimize production at the scale necessary to serve the demands of large power generators. We constructed our Northampton and Southampton production plants using a “build-and-copy” approach, in which we replicated our first newly-constructed plant, Ahoskie, with only minor modifications for site layout and local permitting requirements. Our “build-and-copy” approach utilizes the same engineered design, the same equipment vendors and substantially the same contractors for each new production plant. This approach materially reduced the time, cost and performance risk associated with new construction and allowed for more efficient plant ramp-up because new employees were trained on the same equipment used at all of our existing Mid-Atlantic region plants. Our sponsor is following this approach as it develops the Southeast Project. The Ahoskie plant also serves as the home for a central warehouse to store key spare parts for our Northampton and Southampton plants, thereby lowering repair and maintenance costs.

Logistics and Storage Capabilities

To-Port Logistics & Port Infrastructure

We site our production plants to minimize fiber procurement and logistics costs. Our production plants are strategically located in advantaged fiber baskets and near multiple truck, rail, river and ocean transportation access points. We also have river access and Norfolk Southern rail access at our Chesapeake terminal. Our logistics for the Mid-Atlantic region are currently based solely on trucking given the close proximity of our plants to our Chesapeake terminal, and wood pellets produced at our Amory and Wiggins plants in the Gulf Coast region are transported by barge and truck, respectively, to the Mobile terminal. Our multi-year fixed cost contracts with third-party logistics providers allow for long-term visibility into our to-port logistics cost structure.

The wood pellets produced at our plants must be stored, terminaled and shipped to our European customers. Limited deep-water, bulk terminaling assets exist in the Southeastern U.S., and very few of them have the appropriate handling and storage infrastructure necessary for receiving, storing and loading wood pellets. In response to such scarcity, we have vertically integrated our operations downstream to encompass finished product logistics and storage. As a largely fixed cost and capital intensive piece of the value chain, our port infrastructure allows us to ship incremental product at a small fraction of the cost of our competitors. Management of port terminal infrastructure is also a key element in reducing demurrage and other distribution-related costs as we can manage the arrival and loading of vessels. Additionally, we are able to improve our cost position by maintaining a dedicated berth where pellets have priority and equipment with sufficient load rate capabilities to turnaround vessels within the allotted time windows.

Port Operation in the Mid-Atlantic Region

We acquired a deep-water marine terminal located at the Port of Chesapeake in January 2011 and converted it into a major dry-bulk terminal. Wood pellets produced at our Mid-Atlantic region plants are transported by truck to our Chesapeake terminal. The Chesapeake terminal can receive, store and load wood pellets for export and serves as the shipment point for products produced at our Mid-Atlantic region plants. Additionally, the Chesapeake terminal is suitable for the movement of other dry bulk or other types of product without disruption to its core activities, enabling us to ship and receive other products such as limestone, wood chips and other aggregates for regional customers. For example, we currently terminal approximately 110,000 MTPY of limestone for a major U.S. utility under a long-term agreement.

The Chesapeake terminal accommodates Handysize, Supramax and Panamax-sized vessels, and has a 200-car rail yard adjacent to a Norfolk Southern track, a loading/unloading system to accommodate deliveries by truck, rail and barge and a highly automated conveying system. In May 2011, we erected a 157-foot tall, 175-foot wide storage silo that receives, stores and loads up to 45,000 MT of wood pellets. In April 2013, we placed into operation a second storage silo at the site to add an additional 45,000 MT of storage.

The Chesapeake terminal’s storage and loading capacity is more than adequate to store and facilitate the loading of the wood pellets produced from our Mid-Atlantic region plants, and its location decreases our customers’ transportation time and costs. Efficiently positioned near our Ahoskie, Northampton and Southampton production plants, the Chesapeake terminal delivers up to a three- to four-day European shipping advantage (resulting in a benefit of approximately $5 to $10 per metric ton) compared to other southern or Gulf Coast ports. In addition, because we own the Chesapeake terminal, we enjoy preferential berth access and lading, which minimizes costs of shipping and logistics without the need for excess storage. Our ownership and operation of this terminal enables us to control our product from forest to ship.

Port Operation in the Gulf Coast Region

Wood pellets produced at our Amory and Wiggins plants are transported by barge and truck, respectively, to the Mobile terminal, where, pursuant to a long-term throughput agreement with Cooper Marine & Timberlands, we export from Cooper’s ChipCo terminal. This privately owned and maintained deep-water, multi-berth terminal operates 24 hours per day, seven days per week, and has served the forest products industry, coal and other bulk cargo markets for decades. This strategically located terminal is the fleeting and loading point for production from our Gulf Coast region plants. These production plants have been sited along major inland waterways and highways that make transportation to the Mobile terminal easy and efficient, thereby reducing emissions and costs. Trucked volumes from the Wiggins plant are transferred into barges and are fleeted along with barges from the Amory plant. The ability to store our wood pellets in barges provides a capital-light, flexible solution that accommodates the storage needs of the Amory and Wiggins plants. In addition, we have contracted with a third-party producer to purchase wood pellets in order to provide incremental throughput at the Mobile terminal, which allows us to optimize certain fixed costs associated with our throughput agreement.

Our Growth Strategy

According to Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries, global demand for utility-grade wood pellets is projected to expand at a compound annual growth rate of approximately 22% from 9.7 million MTPY in 2013 to 38.1 million MTPY in 2020, primarily as a result of demand growth in Northern Europe, South Korea and Japan. Given the limited current supply available, a substantial amount of new production capacity and related infrastructure will be required to meet this demand. As the largest supplier by volume in the industry, and because of our relationships with major Northern European and Asian customers, we believe that we are uniquely positioned to capture a significant portion of this expected future demand growth.

There are several opportunities for us to grow our business and increase our cash available for distribution. First, we expect to increase cash flow from existing assets and improve our margins through increased scale and optimization in the operation of our production plants and within our supply chain. Second, to promote our growth strategy, our sponsor will grant us a right of first offer to acquire the ROFO Assets. We will also consider third-party acquisitions. We do not plan to acquire assets that are in development or early stages of construction. We also intend to capitalize on our existing relationships with wood pellet consumers to capture a significant portion of growing worldwide demand. We currently acquire wood pellets in the Pacific Northwest for sale in Asian markets, and we expect to continue to expand our geographic reach to serve South Korean and Japanese demand.

The ROFO Assets

We expect the ROFO Assets will be contracted under long-term off-take contracts with creditworthy counterparties and will have long useful lives, stable cost positions and advantaged locations.

Our sponsor entered into a ten-year, take-or-pay off-take contract for 500,000 MTPY of wood pellets with a major Northern European power generator in December 2013, and is in active contract negotiations with other major power generators in Northern Europe seeking long-term supply of utility-grade wood pellets. In order to supply this product, our sponsor is developing three new 500,000 MTPY production plants and deep-water marine terminal capacity in the Southeastern U.S., which we refer to as the Southeast Project. Our sponsor has obtained rights to the real estate on which the three production plants will be constructed, has entered into a long-term lease agreement that will enable it to construct a terminal at the Port of Wilmington in Wilmington, NC, and is in active discussions with the owner of another regional deep-water marine terminal regarding the development of additional terminaling capacity at that existing facility. Our sponsor has begun the permitting process for these facilities and expects the first production plant to begin commercial operations in 2015. These three production plants, which will be strategically sited in attractive fiber baskets in close proximity to the associated terminals, will be constructed using substantially the same design and equipment as our recently constructed plants. Our sponsor intends to use the net proceeds from this offering to finance the development of the first two production plants and one deep-water marine terminal. Our sponsor believes that these proceeds, together with existing capital commitments from the Riverstone Funds and regular quarterly cash distributions from us, will be sufficient to complete the development of these assets, which, if acquired by us, would effectively double our current operations.

In addition to the Southeast Project, our sponsor is pursuing the development of one incremental deep-water marine terminal in the Southeastern U.S. and up to four regionally proximate production plants to be constructed with rail access to these deep-water marine terminals. Our sponsor is also pursuing the development or acquisition of production plants and associated deep-water marine terminals in the Pacific Northwest to serve growing Asian demand. The production from each of these projects would be sold under long-term off-take contracts with creditworthy counterparties.

Although we expect to have the opportunity to acquire assets, including the Southeast Project, from our sponsor in the future, there can be no assurance that our sponsor will be successful in completing its development projects or, if it is successful, that it will decide to sell those projects.

Customers

For the year ended December 31, 2012 and the nine-month period ended September 30, 2013, we generated 97% and 98%, respectively, of our revenues from sales pursuant under our long-term, take-or-pay off-take contracts and related contracts, and we expect to continue to sell substantially all of our products under long-term contracts.

Depending on the specific off-take contract, shipping terms are either “Cost, Insurance and Freight” (“CIF”) or “Free On Board” (“FOB”). For contracts with CIF terms, title and risk of loss transfer to our customers when the product is delivered on board the ship at the load port in the U.S., but we are responsible for arranging and paying for transportation to the destination port in Europe and for insurance. Two of our contracts contain CIF delivery terms. For contracts with FOB terms, title and risk of loss transfers to our customers as the product is delivered on board the ship at the load port in the U.S. One of our contracts contains FOB delivery terms, which ordinarily would mean that our customer is responsible for transportation and insurance costs. However, this customer currently contracts with us for us to act as the owner of the cargo for purposes of arranging transport from the load port in the U.S. to the destination port in Europe, while the customer pays insurance costs, effectively making this a “C&F” contract. We have entered into fixed-price shipping contracts with reputable shippers matching the terms and volumes of our contracts for which we are responsible for arranging shipping.

The following table provides additional information relating to our wood pellet customers and contracts:

Counterparty (Location)	Off-take Quantity		Expiration Date
Drax (United Kingdom)	468,750 MTPY (4/1/13 – 3/31/14 1,000,000 MTPY (4/1/14 – 3/31/22	) )	03/31/22
E.ON (Germany)	240,000 MTPY		12/31/15
GDF SUEZ Energy Management Trading (Belgium)	480,000 MTPY(1)		06/30/17

(1)	GDF has the right to permanently increase the off-take quantity by 50,000 MT at any time during the original term of the contract.

Drax Contract. We began selling utility-grade wood pellets to Drax in the amount of 468,750 MTPY on April 1, 2013. Beginning on April 1, 2014 through the end of the term of the contract in 2022, we will sell 1,000,000 MTPY of wood pellets, subject to ramp-up requirements.

E.ON Contract. We sell utility-grade wood pellets to E.ON in the amount of 240,000 MTPY. Delivery obligations began in January 2013, with a total of 720,000 MT to be delivered between January 1, 2013 and December 31, 2015.

GDF Contract. We began selling utility-grade wood pellets to Electrabel in the amount of 480,000 MTPY on June 30, 2011. GDF, as assignee of the contract, has the right to permanently increase the contract quantity by 50,000 MT once during the original term of the contract. The contract expires on June 31, 2017, and will automatically renew for successive one-year periods unless terminated by either party under the terms of the contract.

We refer to the structure of our contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure we will be made whole in the case of our customer’s failure to accept all or a part of the contracted volumes or for termination by our customer. Our contracts provide for annual inflation-based adjustments or price escalators. Certain of our contracts also contain provisions that allow us to increase or decrease the volume of product that we deliver by a percentage of the base volume of the contract, as well as cost pass-through provisions related to stumpage (i.e., the price paid to the underlying timber resource owner for the raw material), fuel or transportation costs and price adjustments for actual product specifications. In addition, certain of our contracts and related arrangements provide for payments to us in the event that the contracts are terminated by our customers as a result of changes in law or policy.

Our aggregate contracted volume is currently higher than the aggregate production of our plants. We are able to fill this gap by purchasing wood pellets on the spot market, reducing the volumes we deliver pursuant to the flex provisions in our off-take contracts, or a combination thereof.

In addition to the current contracted volumes, we are in negotiations with existing and new customers for substantial incremental volumes with extended tenors, higher pricing, and improved terms and conditions. This is consistent with the historic trend in our ability to obtain increasingly favorable contractual terms.

Other Sales

We have an agreement with Dominion to procure and manage logistics for approximately 1.2 million MTPY of wood chips, which Dominion uses to fuel two converted coal-fired power plants. This contract gives us additional scale and purchasing power in our Mid-Atlantic operating region and demonstrates our expertise in wood fiber procurement.

In October 2013, we sold approximately 47,000 MT of wood pellets to a major Asian trading house, which was the largest delivery of wood pellets to South Korea to date. We expect additional deliveries to Asia as the South Korean and Japanese markets continue to emerge.

We maintain an industry-leading internal sales organization that has long-standing relationships with major customers and power generators in Europe and increasingly with the major trading houses and utility procurement teams in Asia. This team is responsible for structuring, negotiating and executing contracts for all of the output from our assets and facilities.

Our sales and marketing organization is in regular contact with major existing and potential purchasers of wood pellets as well as most of the major producers of wood pellets similar to ours. This enables us to take advantage of dislocations in supply and demand by purchasing shipments from third parties and reselling them in back-to-back transactions that immediately transfer title and risk of loss to the ultimate purchaser. The sales may be on the spot market or, in certain circumstances, pursuant to our existing off-take contracts and generating a margin.

Production Process and Costs

Our business model uses advantaged siting, replicable operating processes and economies of scale to achieve a low-cost position in the market and, when combined with the favorable pricing we receive under our off-take contracts, results in a high-margin operating return. The costs to produce and deliver our wood pellets consist of raw material costs, plant production costs and distribution costs.

The raw material component of wood pellet production is comprised of the delivered cost of wood fiber to our production plants. The delivered cost includes stumpage (i.e., the price paid to the underlying timber resource owner for the material), labor and fuel costs associated with the harvesting of the material, the operations, maintenance and general administrative costs of our suppliers and the cost of freight to transport the material to our plants. Although the delivered cost of wood fiber makes up a large portion of the overall cost of wood pellets, stumpage itself represents only approximately 10% of the total cost of a delivered pellet. In some cases, the price we receive from our customers for our wood pellets is adjusted based upon changes in stumpage prices. Our primary source of wood fiber is traditional pulpwood, which has historically exhibited less pricing volatility than other sources of wood fiber. To ensure a low-cost raw materials position, we also procure industrial residuals (sawdust) and forest residuals (wood chips and slash), which have been more volatile historically in terms of price and supply but occasionally represent lower cost alternative outputs.

Plant production costs include labor, electricity, tooling, repairs and maintenance, on-site diesel and general and administrative expenses. Distribution costs include storage, logistics and shipping expenses. In order to mitigate volatility in our shipping costs, we have entered into fixed-price shipping contracts with reputable shippers matching the terms and volumes of our off-take contracts. In addition, our off-take contracts include inflation-based price adjustments or price escalators and, in some cases, may contain provisions that pass the cost of stumpage or shipping fuel through to the customer, which helps enable long-term margin stability and mitigates exposure to non-controllable adjustments in our cost position. Further, we are able to achieve a higher margin per metric ton due to internalizing our owned and operated Chesapeake terminal revenues and costs when compared to other competitors without such port facilities.

Production Process

Our production process can be divided into four subsystems:

1.	Log Receiving, Storage, Debarking, Chipping, Chip Storage and Chip Transfer:

•	Incoming trucks pass over truck scales and are routed to unloading areas and storage piles based on their contents.

•	Cranes feed logs into a processing system, where bark is removed.

•	Debarked logs are fed into a chipper by a knuckle boom hydraulic loader.

•	Chipped fiber is transferred via conveyor either directly to the drier or into secondary storage.

•	Bark byproduct is fed directly to the furnace fuel bin or to bark storage.

•	Purchased green chips are unloaded at a separate hydraulic truck dumper that delivers the chips to a furnace fuel reclaim system, a dryer fuel bin or a chip storage pile.

2.	Green Sizing, Dryer Heat Generation, Drying and Air Pollution Control:

•	Chips fed directly from the primary chipper or reclaimed from secondary storage are fed onto a green hammermill infeed conveyor which feeds the chips to a dryer metering bin.

•	Bark, residuals and process waste are fed by front loading mobile equipment or directly from the debarking drum into the furnace fuel bin.

•	Furnace fuel is combusted in the wood-fired stoker grate (or suspension burner) system and hot flue gas is drawn through the drier with a furnace induced draft fan.

•	Chipped fiber is fed via the dryer metering bin through the rotary kiln dryer and conveyed to the dry hammermill island.

•	Flue gas is drawn through the cyclones, baghouses, and wet electrostatic precipitators to remove particulates prior to discharge to atmosphere.

3.	Dry Processing and Pre-Screening:

•	Dried chips exiting the dryer discharge are fed onto a dryer collection conveyor belt for weighing and then onto a dried chips transfer conveyor, which includes a moisture content meter for quality control.

•	Dried chips are screened for size and acceptable materials are fed directly to the dry storage silo and chips that require further size reduction are metered into a dry hammermilling process island.

•	Dried chips are further size reduced at the dry hammermill process island and discharged into a dry storage silo.

4.	Pellet Production, Storage and Shipping:

•	Dried chips are discharged from the dry storage silo via conveyor to material ripening bins.

•	Ripening bins meter dried chips to the pellet mill island where the chips are pressed, cooled, discharged and screened.

•	Screened pellets are conveyed to finished goods silos and discharged principally into bottom dump trailers hauled to permanent port storage and terminaling facilities or are discharged into barges for fleeting and loading of ocean going dry bulk cargo vessels.

Quality Control. Our operating profile, corporate and plant leadership and procurement policies ensure that our production meets the required delivery ratability, high quality standards and safe operations demanded by our customers. Our real-time training, product testing and monitoring and extensive knowledge base of quality control methods have also dramatically improved the quality profile of each plant’s production. Continuous testing throughout the process allows us to know the characteristics of our products before they reach our customers.

Off-take contracts for wood pellets specify acceptable minimum parameters for key product attributes. We produce high-quality products across each specification, and to date 100% of our deliveries have been accepted by our customers and have been compliant with respect to required material attributes of our products. Further, certain contracts provide additional pricing incentives for exceeding specific quality metrics, including energy content, particle size distribution, ash content and GHG emissions content, and we frequently generate higher revenue per ton than the contract base price as a result of these incentives.

Lean Manufacturing Philosophy. We use Lean management principles as a basis for developing our operating system. As with all Lean processes, we start with a focus on our customers and what they value in our products and performance. Meeting customer specifications and delivery requirements drives our need for rigorous process controls. Our deployment of Lean principles is further informed by our years of experience in our industry, managing the wood pellet production process and operating the equipment described above. We have introduced this philosophy at all of our key production plants, along with associated training intended to create a common language and tool set centered around elimination of waste in our processes. As we optimize our processes, we seek to standardize and continuously improve our work practices through embedded data-driven monitoring and measurement.

Sustainability

Our customers are subject to stringent requirements regarding the sustainability of the fuels they procure. We are committed to ensuring that our sourcing, production and transport operations meet our customers’ sustainability requirements. We believe we are a preferred supplier to the major customers in our industry in part because of our ability to verify that our activities meet such requirements.

Our internal sustainability policies require that all harvesting activities be conducted legally, transparently and in a manner that safeguards water quality and sensitive habitats while optimizing the carbon benefits of the fuels we produce. For example, we do not accept saw timber or source fiber from lands that will not be reforested after a harvest. We are committed to conserving lands that are identified in partnership with leading conservation organizations as having high conservation value.

In addition to our internal sustainability policies and initiatives, our procurement is conducted in accordance with leading forest certification standards. We maintain Chain of Custody (“CoC”) certifications from leading sustainable forestry certification programs including the Sustainable Forestry Initiative® (SFI®) and the Programme for the Endorsement of Forest Certification. These certifications enable us to track the percentage of wood fiber that originates from land certified as sustainable under one or more of those standards. Also, all of our wood pellet production plants, as well as the third-party plants from which we purchase products, have been certified to the SFI® Certified Sourcing standard since 2011. SFI® Certified Sourcing is a program for companies that source fiber from forests, but do not own forestland. We proactively work with all of our suppliers to promote responsible forest management on all lands, not just those that are already certified.

As part of these certifications, we subject ourselves to rigorous, third party-audits that consist of a thorough review of records in the corporate offices and facility visits to review fiber procurement records and practices. Auditors also visit harvest sites to verify compliance with third-party sustainable forestry certification programs. Our customers also periodically conduct audits to ensure that our procurement is from legal and responsible sources. Finally, as part of our efforts to continually improve our ability to monitor and demonstrate compliance, we are implementing an industry leading track-and-trace system that will enable us to monitor the attributes of each ton of wood fiber we procure.

Fiber Procurement

Although stumpage (i.e., the price paid to the underlying timber resource owner for the raw material) only constitutes approximately 10% of our total cost of delivered products, fiber procurement is a vital function for our business, and cost-effective access to fiber is an important factor in our pricing stability. Our raw materials are byproducts of traditional timber harvesting, principally the tops and limbs of trees as well as other low-value wood materials that are generated in a harvest. We procure fiber directly from timber owners, loggers and other suppliers. Industrial residuals (sawdust) and forest residuals (woodchips and slash) are included opportunistically when they provide a cost advantage. Due to the moisture content of unprocessed wood, it cannot be transported practically or economically over long distances. Therefore, the specific regional fiber resource supply and demand balance dictates the underlying economics and practicality of fiber procurement. For this reason, we have elected to site our facilities in some of the most robust and advantaged fiber baskets in the world.

Our fiber demand is symbiotic with, rather than in competition with, demand for high-grade wood for use by other forest industries, such as lumber and furniture making. For example, recent improvements in the U.S. housing construction industry have increased the demand for construction-quality lumber, which in turn increases the available supply of the low-cost pulpwood and mill residues that are used in wood pellet production. By using commercial thinnings and byproducts as raw materials, wood pellet production also indirectly supports other forest-related industries as well as the sustainable management of commercial forests.

Fiber Resources in the U.S. South

The U.S. South is the most concentrated and favorable timber producing region in the U.S. and the world. According to the U.S. Forest Service, the net volume of growing stock on timberland in the U.S. South was 307 billion cubic feet in 2012. In 2011, the region accounted for 62% (8.0 billion cubic feet) of total removals of wood from U.S. timberlands.

Further, while the area of timberland in the South has remained generally constant over the past decade, the inventory of wood in the region has steadily increased. According to the U.S. Forest Service, in 2012, the area of the

U.S. South timberland was 210 million acres, only slightly up from 205 million acres in 1997, but the net volume of growing stock on timberland in the U.S. South increased by 20% over the same period, from approximately 256 billion cubic feet in 1997 to 307 billion cubic feet in 2012. Currently, there is also a significant oversupply of wood fiber available, partly due to the reduced demand from the pulp industry. As a result, forest growth in the South consistently exceeds harvests. As the key fiber basket for paper manufacturers for more than a century, the South also has a well-established, but no longer fully utilized, logging and harvesting infrastructure.

Like the U.S. forest industry generally, timber ownership in the Southern U.S. is highly fragmented, with the majority of fiber owned by individuals, as illustrated in the chart below.

(1)	Southern states include TX, OK, LA, AS, LA, MS, AL, GA, FL, SC, NC, VA, TN and KY.

Source: U.S. Forest Service: U.S. Forest Resource Facts and Historical Trends. FS – 801. Revised September 2009.

These small, private landowners own timber for a number of reasons, including recreation, investment and timber production. Landowners primarily harvest for saw timber, as it delivers the highest return. The combination of excess timber that cannot be economically transported beyond the region and the existence of hundreds and often thousands of local suppliers that are dependent upon timber sales to relatively few buyers creates a raw material market with low, stable prices.

For example, delivered fiber costs in North Carolina, where our Northampton and Ahoskie production plants are located, demonstrate little historic price volatility and generally track inflation, as the chart below indicates.

Source:	Extension Forestry at North Carolina State University, Price Report (www.ces.ncsu.edu/forestry/resources/price_report.php)

Notes: North Carolina data. Conversion from cords to tons based on Enviva experience (2.61 for pine and 2.80 for hardwood).

Our Fiber Procurement

The fiber used for wood pellet production comprises predominantly pulpwood, which derives its name from its traditional use by the pulp and paper industry and includes roundwood (typically thinnings from forest management operations and the tops and branches from sawlogs), and wood residues (primarily mill residues, a byproduct of sawmilling and veneer mill operations). The annual supply of pulpwood has remained almost constant over the past decade, though lower than during the peak of the U.S. paper industry in the mid-1990s. In 2010, pulpwood and residues in the U.S. South totaled approximately 158.1 million MT, of which roundwood made up approximately 126.2 million MT and residues constituted 31.9 million MT.

We acquire approximately 3.1 million MTPY of wood fiber to produce 1.6 million MTPY of finished goods. Our procured wood fiber represents approximately 2% of the annual removals in the Southeastern U.S. as of 2011 and less than 0.07% of the total Southeastern U.S. forest inventory. Our procured wood fiber consists of:

•	Low-grade wood fiber: wood that is unsuitable for or rejected by the sawmilling and lumber industries because of small size, defects (e.g. crooked or knotty), disease or pest infestation;

•	Tops and limbs: the parts of trees that cannot be processed into lumber;

•	Commercial thinnings: harvests that promote the growth of higher value timber by removing weaker or deformed trees to reduce competition for water, nutrients and sunlight; and

•	Mill residues: chips, sawdust and other wood industry byproducts.

Demand for the non-merchantable trees, waste products or byproducts that we use is generally low because they have few competing uses, and such raw materials represent approximately 10% to 30% of the value paid to a landowner for any given harvest. The tops, limbs and other low-grade wood fiber that wood pellet producers take would otherwise generally be left on the forest floor, impeding reforestation, or burned. Wood pellet production provides a profitable use for the residues from sawmill and furniture industries and for the trees that are thinned to make room for higher value lumber-grade timber. U.S. demand for such low grade wood fiber historically emerged from the pulp and paper industry. However, due to the decline in demand from paper and pulp by over 90 million MTPY between 1995 and 2010, many landowners lack the commercial markets for this fiber. Wood pellet producers help fill the gap.

We have grown and maintained an internal procurement team of 19 people with an average of more than 20 years of experience procuring wood fiber for some of the largest paper and forest products companies in the world, including International Paper, Weyerhauser, Rayonier, Champion, Georgia Pacific and Kimberly-Clark. The long-standing relationships of our experienced professionals in local markets ensure reliability of supply and low-cost wood fiber procurement. Our relationships with large paper and forest products companies also help in our procurement of mill residues.

As a result of the fragmented nature of tract ownership, we procure raw materials from thousands of landowners, loggers and timber industry participants, with no individual landowner representing a material fraction of any of our production plants’ needs. Our fiber is procured under a range of arrangements, including (1) the direct purchase of timber tracts which provide an inventory of stumpage for up to 36 months, (2) logging contracts for the thinnings, pulpwood and other unmerchandised chip-and-saw timber cut by a harvester, (3) in-woods chipping contracts where we may also provide the actual harvesting assets, (4) contracts with timber dealers and (5) “gatewood” purchases, which refer to wood hauled to a mill that was not purchased as standing timber by the mill. During the twelve-month period ended September 30, 2013, we sourced our wood fiber from approximately 239 suppliers from 715 tracts of timberland, including landowners growing both hardwoods and softwoods and other suppliers. The diversity of our supply base enables us to maintain stable costs, and our facilities’ advantaged siting ensures consistent and reliable deliveries at lower cost than others in our region or industry.

Competition

We compete with other utility-grade wood pellet producers for long-term off-take contracts with major power generation customers. Competition in our industry revolves around the price, quality and consistency of the wood pellets produced, the reliability of wood pellet deliveries and the producer’s ability to verify and document, through customer and third-party audits, that its wood pellets meet the regulatory sustainability obligations of a particular customer.

Most of the world’s current wood pellet production plants are owned by a disparate group of small, private companies. Currently, only approximately ten companies have the scale, technical expertise or commercial infrastructure necessary to supply utility-grade wood pellets under large, long-term off-take contracts with power generators. We are the largest producer by volume, and consider the other companies in this group to be our competitors.

Nearly 70% of the world’s utility-grade wood pellet production capacity is located in North America. Other current producers of utility-grade wood pellets in North America include Green Circle Bio Energy Inc. and Fram Renewable Fuels, LLC, both of which are owned by individual investors, Georgia Biomass, LLC, a project whose beneficial owner is RWE Innogy, and German Pellets GmbH, a German company. In addition, Rentech, Inc. completed its acquisition of Fulgum Fibres in April 2013 and reportedly intends to begin production of wood pellets from two facilities that it is converting to wood pellet production facilities in Ontario, Canada. Rentech, Inc. has announced plans to develop new gathering, production and terminal assets. For a description of existing and projected supply, see “Industry Overview—Global Supply of Wood Pellets—Supply Outlook for Utility-grade Wood Pellets.”

Our Management and Employees

We are managed and operated by the board of directors and executive officers of our general partner, Enviva Partners GP, LLC, a wholly owned subsidiary of our sponsor. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

As of December 31, 2013, Enviva, LP and its subsidiaries had a total of 323 employees, and Enviva Holdings, LP had 52 employees.

Environmental Matters

Our operations are subject to stringent and comprehensive federal, state and local laws and regulations governing matters including environmental protection, occupational health and safety and the release or discharge of materials into the environment, including air emissions and wastewater discharges. These laws and regulations may (i) require acquisition, compliance with and maintenance of certain permits or other approvals to conduct regulated activities, (ii) impose technology requirements or standards on our operations, (iii) restrict the amounts and types of substances that may be discharged or emitted into the environment, (iv) limit or prohibit construction or timbering activities in sensitive areas such as wetlands or areas inhabited by endangered or threatened species, (v) govern worker health and safety aspects of operations, (vi) require measures to investigate, mitigate or remediate releases of hazardous or other substances from our operations and (vii) impose substantial liabilities, including possible fines and penalties for unpermitted emissions or discharges from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

Moreover, the trend in environmental regulation is towards increasingly stringent and broader requirements for activities that may affect the environment. Any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly requirements could have a material adverse effect on our operations and financial position. Although we monitor environmental requirements closely and budget for the expected costs, actual future expenditures may be different from the amounts we currently anticipate spending. Moreover, certain environmental laws impose joint and several, strict liability for costs to clean up and restore sites where pollutants have been disposed or otherwise spilled or released. We cannot assure you that we will not incur significant costs and liabilities for remediation or damage to property, natural resources or persons as a result of spills or releases from our operations or those of a third party. Although we believe that our competitors will face similar environmental requirements, other market factors may prevent us from passing on any increased costs to our customers. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, there is no assurance that the current level of regulation will continue in the future.

The following summarizes some of the more significant existing environmental, health and safety laws and regulations applicable to our business operations and with which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Air Emissions

The Clean Air Act, as amended (“CAA”), and state and local laws and regulations that implement and add to CAA requirements, regulate the emission of air pollutants from our facilities. The CAA imposes significant monitoring, recordkeeping and reporting requirements for these emissions. These laws and regulations require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements, and in certain cases utilize specific equipment or technologies to control and measure emissions. Obtaining these permits can be both costly and time intensive and has the potential to delay the opening of new plants or the significant expansion of existing plants.

The CAA requires that we obtain various construction and operating permits, including, in some cases, Title V air permits. In certain cases, the CAA requires us to incur capital expenditures to install air pollution control devices at our facilities. We have incurred, and expect to continue to incur, substantial administrative and capital expenditures to maintain compliance with CAA requirements that have been promulgated or may be promulgated or revised in the future.

Climate Change and Greenhouse Gases

In response to findings that emissions of carbon dioxide, methane and certain other gases, referred to as greenhouse gases (“GHGs”), present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that require a reduction in emissions of GHGs from motor vehicles and certain stationary sources. In addition, Congress has from time to time considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures with respect to emissions of GHGs, including the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Significant uncertainty remains in the United States regarding the scope and extent of GHG regulations on a national and even regional or state level. Any legislation or regulations that require permitting or reporting of GHG emissions or limit such emissions from our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. We also note that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our operations, including impacts on our suppliers.

Water Discharges

The Federal Water Pollution Control Act, as amended (“Clean Water Act”), as well as state laws and regulations that implement and may be more stringent than the Clean Water Act, restrict the discharge of pollutants into waters of the United States. Any such discharge of pollutants must be performed in accordance with the terms of the permit issued by the EPA or the implementing state agency. In addition, the Clean Water Act and implementing state laws and regulations require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. These permits generally have a term of five years. Our facilities are subject to permitting requirements for stormwater discharges. While our facilities are presently in compliance with these requirements, changes to the terms and conditions of our permits in future renewals or new or modified regulations could require us to incur additional capital or operating expenditures which may be material.

Pursuant to the Clean Water Act, the EPA has adopted the Discharge of Oil Regulation, which requires any person in charge of an onshore facility to report any discharge of a harmful quantity of oil into U.S. navigable waters, adjoining shorelines or the contiguous zone. A harmful quantity is any quantity of discharged oil that violates state water quality standards, causes a film or sheen on the water’s surface or leaves sludge or emulsion beneath the surface. Spills from our production plants that are located along waterways or from our deep-water marine terminal facilities may result in fines, penalties and obligations to respond to and remediate any such spills.

Spill Response and Release Reporting

The operations of our Ahoskie, Northampton and Southampton plants and Chesapeake terminal are subject to federal requirements to prepare for and respond to spills or releases from tanks and other equipment located at these facilities and provide training to employees on operation, maintenance and discharge prevention procedures and the applicable pollution control laws. At these facilities, we have developed or will develop Spill Prevention, Control, and Countermeasure plans to memorialize these preparations and response plans and will update them on a regular basis. From time to time, these requirements may be made more stringent and may require us to modify our operations or expand our plans accordingly. The costs of implementing any such modifications or expansion may be significant. In addition, in the event of a spill or release, we may incur fines or penalties or incur responsibility for damage to natural resources, private property or personal injury in addition to obligations to respond to and remediate any such spill or release.

Endangered Species Act

The federal Endangered Species Act, as amended (“ESA”), restricts activities that may affect endangered and threatened species or their habitats. While some of our facilities may be located in areas that are designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to make a determination on listing of more than 250 species as endangered or threatened under the ESA over the next six years, through the agency’s 2017 fiscal year. The designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas, which could have an adverse impact on the availability or price of raw materials.

Coastal Area Protection and Wetlands and Navigable Waters Activity Regulations

Our Chesapeake terminal is a deep-water marine terminal facility. As a result, it is subject to the various federal and state programs that regulate the conservation and development of coastal resources. At the federal level, the Coastal Zone Management Act (“CZMA”) was enacted to preserve, protect, develop and, where possible, restore or enhance valuable natural coastal resources of the United States coastal zone. The CZMA authorizes and provides grants for state management programs to regulate land and water use and coastal development.

In Virginia, the Virginia Coastal Zone Management Program (“Virginia CZM Program”) administers the CZMA as established through Executive Order 18 (2010). A network of state agencies and local governments administer the Virginia CZM Program with the Virginia Department of Environmental Quality serving as the lead agency. The Chesapeake Bay Preservation Area Designation and Management Regulations provide specific regulations regarding the protection and improvement of water quality of the Chesapeake Bay and establish criteria for local governments in granting, denying or modifying zoning and development requests in certain areas. The City of Chesapeake has passed an ordinance creating the Chesapeake Bay Preservation Area District and adopting regulations for development within that district. As a result of these policies and regulations, certain permitting decisions are subject to review with respect to CZM consistency that may impact permitting related to the facility.

In addition to the CZMA, the Clean Water Act may result in federal or state regulators imposing conditions or restrictions on our operations or construction activities. For instance, the dredge and fill provisions of the Clean Water Act require a permit to conduct construction activities in protected waters and wetlands and prohibit unpermitted discharges of fill materials. Likewise, Section 10 of the Rivers and Harbors Act also requires permits for the construction of certain port structures. We believe that we are in material compliance with these various requirements. However, any delays in obtaining future permits or renewals, or the inclusion of restrictive conditions in such permits, could adversely affect the cost of, or result in delays in, our operations and any future construction.

Safety and Maintenance

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes, whose purpose is to protect the health and safety of workers. We have a corporate health and safety program that governs the way we conduct our operations at our facilities. Our employees receive OSHA training that is appropriate in light of the tasks performed at our facilities and general training on our health and safety plans. Compliance with OSHA and general training is mandatory. We perform preventive and routine maintenance on all of our manufacturing and deep-water marine terminaling systems, and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable regulations. In addition, the OSHA hazard communication standards in the Emergency Planning and Community Right-to-Know Act (“EPCRA”) and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. Our facilities adhere to National Fire Protection Association (NFPA) standards for combustible dust and incorporate pollution control equipment such as cyclones, baghouses and electrostatic precipitators to minimize regulated emissions. Our deep-water marine terminaling facilities adhere to Homeland Security/U.S. Coast Guard regulations regarding physical security and emergency response plans. We continually strive to maintain compliance with applicable air, solid waste and wastewater regulations. Notwithstanding these preventative measures, we cannot guarantee that serious accidents will not occur in the future.

Seasonality

Our business is affected to some extent by seasonal fluctuations. The cost of producing wood pellets tends to be slightly higher in the winter months because our raw materials have, on average, higher moisture content during such period of the year, resulting in a lower product yield. In addition, lower ambient temperatures increase the cost of drying fiber.

Principal Executive Offices

We lease office space for our principal executive offices in Bethesda, Maryland. The lease expires in December 2022.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations.

MANAGEMENT

Management of Enviva Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner, Enviva Partners GP, LLC, a wholly owned subsidiary of our sponsor. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. Our general partner owes certain contractual duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that the board of directors of our general partner will have eight directors, including three independent directors meeting the independence standards established by the NYSE and the Exchange Act. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner.

In evaluating director candidates, our sponsor will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of our sponsor. The amount of time that our executive officers will devote to our business and the business of our sponsor will vary in any given year based on a variety of factors. We expect that our executive officers will devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. However, our executive officers’ fiduciary duties to our sponsor and other obligations may prevent them from devoting sufficient time to our business and affairs.

Following consummation of this offering, we will incur general and administrative costs related to our management services agreement (“MSA”) that covers the corporate salary and overhead expenses associated with our business. See “—Certain Relationships and Related Transactions—Other Transactions with Related Persons—Management Services Agreement.” If the MSA were terminated without replacement, or our general partner or its affiliates provided services outside of the scope of the MSA, our partnership agreement would require us to reimburse our general partner and its affiliates, including our sponsor, for all expenses they incur and payments they make on our behalf.

Executive Officers and Directors of Our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers. Some of our directors and all of our executive officers also serve as executive officers of our sponsor.

Name	Age	Position With Our General Partner
John K. Keppler	43	Chairman and Chief Executive Officer
Stephen F. Reeves	54	Executive Vice President and Chief Financial Officer
Thomas Meth	40	Executive Vice President of Sales and Marketing
William H. Schmidt, Jr.	41	Executive Vice President, General Counsel and Secretary
James P. Geraghty	36	Vice President and Controller
Michael B. Hoffman	63	Director
Ralph C. Alexander	58	Director
Carl L. Williams	37	Director
John C. Bumgarner, Jr.	71	Director Nominee
William K. Reilly	74	Director Nominee
Janet S. Wong	55	Director Nominee

John K. Keppler. Mr. Keppler has served as Chairman of the Board of Directors and Chief Executive Officer of our general partner since our inception in November 2013. Mr. Keppler co-founded Intrinergy, the predecessor to our sponsor, in 2004, and has been responsible for setting Enviva’s strategic direction and leading the company’s growth. From 2002 to 2004, Mr. Keppler was the Director of Corporate Strategy in the Office of the Vice Chairman with America Online and, prior to that, he was Senior Manager, Business Affairs and Development with America Online from 2001 to 2002. Mr. Keppler holds a bachelor of arts degree in political economy from the University of California, Berkeley, as well as an MBA from The Darden Graduate School of Business Administration at The University of Virginia. Over the course of Mr. Keppler’s career, he has gained extensive experience growing innovative ideas into successful businesses across a broad range of industries and has developed a wealth of experience in business strategy and operations and a keen knowledge of the renewable energy sector. For the past nine years, Mr. Keppler has been responsible for setting our strategic direction and leading the company’s growth from a start-up company to the world’s leading producer of wood biomass fuels. In light of this experience, we believe that he has requisite set of skills to serve as a director, as well as Chairman and Chief Executive Officer.

Stephen F. Reeves. Mr. Reeves has served as Executive Vice President and Chief Financial Officer of our general partner since our inception in November 2013. Mr. Reeves has served in the same capacity at our sponsor and Enviva, LP since 2012. He served as Senior Vice President and Chief Financial Officer of the Black & Decker Corporation, a global manufacturer and marketer of power tools, home improvement products and industrial fastening equipment, from 2008 through 2010, and prior to that served in the Worldwide Power Tools and Accessories division of Black and Decker as Vice President—Global Finance from April 2000. Mr. Reeves was previously with the audit firm of Ernst & Young LLP. Mr. Reeves earned a bachelor of science in Accounting from the Pennsylvania State University and holds a Certified Public Accountant accreditation.

Thomas Meth. Mr. Meth has served as Executive Vice President of Sales and Marketing of our general partner since our inception in November 2013. He was also a co-founder of Intrinergy. Mr. Meth is responsible for our commercial customer relations as well as our marketing, communications and public relations initiatives. Prior to Intrinergy, Mr. Meth was Head of Sales and Marketing in Europe, the Middle East and Africa for the Colfax Corporation from 2002 to 2004. From 1993 to 2000, Mr. Meth was the Director of Sales for Europay Austria, a consumer financial services company that offered MasterCard, Maestro and Electronic Purse services. Mr. Meth holds a bachelor of commerce from Vienna University of Economics and Business Administration in Austria as well as an MBA from The Darden Graduate School of Business Administration at The University of Virginia.

William H. Schmidt, Jr. Mr. Schmidt has served as Executive Vice President, General Counsel and Secretary of our general partner since our inception in November 2013, and has served in the same capacity at our sponsor and Enviva, LP since March 2013. Mr. Schmidt is responsible for our and our sponsor’s legal affairs and for our sponsor’s development activities. Prior to joining us, Mr. Schmidt was the Senior Vice President and General Counsel of Buckeye GP LLC, the general partner of Buckeye Partners, L.P., a publicly traded midstream energy company that owns and operates petroleum pipelines and terminals in the U.S., marine terminals serving international petroleum markets, natural gas storage facilities, and a petroleum products marketing business. From November 2010 to February 2013, he was Vice President and General Counsel of Buckeye GP LLC and, from November 2007 to November 2010, he was Vice President, General Counsel and Secretary of Buckeye GP LLC. Prior to November 2007, Mr. Schmidt served as Vice President and General Counsel of Buckeye Pipe Line Services Company, an affiliate of Buckeye Partners, L.P., since February 2007 and as Associate General Counsel since September 2004. Mr. Schmidt also was the President of Lodi Gas Storage, L.L.C., a subsidiary of Buckeye Partners, L.P., from August 2009 to January 2012. Prior to joining Buckeye, Mr. Schmidt practiced law at Chadbourne & Parke LLP, an international law firm.

James P. Geraghty. Mr. Geraghty has served as Vice President and Controller of our general partner since our inception in November 2013, and has served in the same capacity at our sponsor and Enviva, LP since January 2011. From July 2008 to January 2011, Mr. Geraghty was Project Manager at Rose Financial Services, a consulting firm that specializes in assisting early stage high growth companies to scale their finance functions in preparation for private and public debt and equity offerings. Prior to that, he was the Controller at The George Washington University Hospital since July 2002. From September 1999 to July 2002, Mr. Geraghty worked in the Assurance and Business Advisory Services of Arthur Andersen, LLP. Mr. Geraghty holds a bachelor of science in Accounting from Mount Saint Mary’s University, an MBA from the George Washington University School of Business and holds a Certified Public Accountant accreditation.

Michael B. Hoffman. Mr. Hoffman has served as a director on the board of directors of our general partner since our inception in November 2013. Mr. Hoffman is a partner of Riverstone, where he is principally responsible for investments in power and renewable energy for Riverstone’s funds and is based in New York. Mr. Hoffman is co-head of Riverstone’s Renewable Energy Funds I and II. Mr. Hoffman also serves on the board of directors of Pattern Energy Group Inc. Before joining Riverstone in 2003, Mr. Hoffman was senior managing director and head of the mergers and acquisitions advisory business of The Blackstone Group for 15 years, where he also served on the firm’s principal group investment committee as well as its executive committee. Prior to joining Blackstone, Mr. Hoffman was managing director and co-head of the mergers and acquisitions department of Smith Barney, Harris Upham & Co. In addition to serving on the boards of a number of Riverstone portfolio companies and their affiliates, Mr. Hoffman is chairman of the board of directors of Onconova Therapeutics Inc. His non-profit board affiliations include those of North Shore-Long Island Jewish Health System and the Municipal Arts Society. We believe Mr. Hoffman’s extensive leadership and financial expertise will enable him to contribute significant managerial, strategic and financial oversight skills to the board of directors of our general partner and our management team.

Ralph C. Alexander. Mr. Alexander has served as a director on the board of directors of our general partner since our inception in November 2013. Mr. Alexander is a Managing Director of Riverstone and joined Riverstone in September 2007. During 2007, Mr. Alexander served as a consultant to TPG Capital. For nearly 25 years, Mr. Alexander served in various positions with subsidiaries and affiliates of BP plc, one of the world’s largest energy firms. From June 2004 until December 2005, he served as Chief Executive Officer of Innovene, BP’s $20 billion olefins and derivatives subsidiary. From 2001 until June 2004, he served as Chief Executive Officer of BP’s Gas, Power and Renewables and Solar segment and was a member of the BP group executive committee. Prior to that, Mr. Alexander served as a Group Vice President in BP’s Exploration and Production segment and BP’s Refinery and Marketing segment. He held responsibilities for various regions of the world, including North America, Russia, the Caspian, Africa and Latin America. Prior to these positions, Mr. Alexander held various positions in the upstream, downstream and finance groups of BP. In addition to serving on the boards of a number of Riverstone portfolio companies and their affiliates, Mr. Alexander is a director of Stein

Mart Corporation since May 2007 and of EP Energy Corporation since September 2013. He previously served on the board of KiOR Inc., Amyris, Inc., Foster Wheeler AG and Anglo American plc. He holds a B.S. and M.S. in nuclear engineering from Brooklyn Polytech (now NYU Polytechnic) and holds an M.S. in management science from Stanford University. He is currently Chairman of the Board of NYU Polytechnic and is a New York University Trustee. We believe Mr. Alexander’s extensive experience with the energy industry enables him to provide essential guidance to the board of directors of our general partner and our management team.

Carl L. Williams. Mr. Williams has served as a director on the board of directors of our general partner since our inception in November 2013. Mr. Williams is a Principal at Riverstone. Prior to joining Riverstone in 2008, Mr. Williams was in the Global Natural Resources investment banking group at Goldman, Sachs & Co. from 2005 to 2008. While at Goldman, he focused on mergers and acquisitions and financing transactions in the power generation, alternative energy, oil and gas and refining industries. Prior to that, he held various positions in engineering and strategic sourcing with Lyondell Chemical Company, a supplier of raw materials and technology to the coatings industry, from 1999 to 2004. He received his MBA from Columbia Business School, and holds a BS in chemical engineering and a BA in economics and managerial studies from Rice University. We believe that Mr. Williams’ extensive experience in, and knowledge of, each of the finance and energy sectors will enable him to provide essential guidance to the board of directors of our general partner and our management team.

John C. Bumgarner, Jr. Mr. Bumgarner is a nominee for the board of directors of our general partner. Mr. Bumgarner has been engaged in private investment since November 2002, and currently assists in operating a family-owned, multi-faceted real estate company. Mr. Bumgarner previously served as Co-Chief Operating Officer and President of Strategic Investments for Williams Communications Group, Inc., a high technology company, from May 2001 to November 2002. Williams Communications Group, Inc. filed a Plan of Reorganization with the U.S. Bankruptcy Court in August 2002. Mr. Bumgarner joined The Williams Companies, Inc., in 1977 and, prior to working at Williams Communications Group, Inc., served as Senior Vice President of Williams Companies Corporate Development and Planning, President of Williams International Company and President of Williams Real Estate Company. He most recently served as a director of Energy Partners Ltd., an oil and natural gas exploration and production company, from January 2000 to February 2009, and at Management Planning Solutions Inc. from February 1982 until April 2011. Energy Partners, Ltd. filed a Plan of Reorganization with the U.S. Bankruptcy Court in May 2009. Mr. Bumgarner holds a B.S. from the University of Kansas and an M.B.A. from Stanford University. Mr. Bumgarner’s substantial experience as an executive at a conglomerate and as a director on boards of public and private companies engaged in a variety of industries provide him with unique insight that we expect will be particularly helpful and valuable to the board of directors of our general partner.

William K. Reilly. Mr. Reilly is a nominee for the board of directors of our general partner. Mr. Reilly served as Administrator of the U.S. Environmental Protection Agency from 1989 to 1993. Since June 1999, Mr. Reilly has served as President and Chief Executive Officer of Aqua International Partners, an investment group which finances water improvements in developing countries. He is also a Senior Advisor to TPG Capital. In 2010, Mr. Reilly was appointed by President Obama as co-chair of the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling. He currently serves on the board of directors of Royal Caribbean Cruises Ltd. and as a director of the National Geographic Education Foundation and the David and Lucille Packard Foundation. Mr. Reilly served as a director of Conoco Inc. from 1998 until its merger with Phillips Petroleum Company in 2002, and thereafter served as a director of ConocoPhillips until May 2013. From 1993 until April 2012, Mr. Reilly also served on the Board of Directors of E.I. duPont de Nemours and Company. He has also previously served as the first Payne Visiting Professor at Stanford University, President of the World Wildlife Fund and President of The Conservation Foundation. He is Chairman Emeritus of the World Wildlife Fund, Chairman Emeritus of the ClimateWorks Foundation and Chairman of the Nicholas Institute for Environmental Policy Solutions at Duke University. Mr. Reilly’s extensive environmental regulatory experience and his service on various other boards make him well qualified to serve as a member of the board of directors of our general partner, and will allow him to provide unique and valuable perspective on matters critical to our operations.

Janet S. Wong. Ms. Wong is a nominee for the board of directors of our general partner. Since January 2013, Ms. Wong has served as a National Advisor for Ascend, a non-profit professional organization that enables its members, corporate partners and the community to realize the leadership potential of Pan-Asians in global corporations. At Ascend, Ms. Wong has been a co-developer and instructor for its Executive Insight courses. Ms. Wong also currently sits on the board of directors of the Cynthia Woods Mitchell Pavilion, one of the top five outdoor amphitheaters in the U.S. for ticket sales and revenue, and on the Advisory Board of the College of Business of Louisiana Tech University. A Certified Public Accountant for over 30 years, Ms. Wong served as a Partner at Grant Thornton LLP from August 2008 through July 2012, where she was the Central Region Corporate and Partnership Services Lead Partner. In 2008, Ms. Wong retired from the partnership of KPMG, culminating a career with the global firm from 1985 through 2008, where she served as the National Industry Practice Lead Partner. Ms. Wong has extensive experience working with clients in the consumer markets, energy, financial services, manufacturing, and technology sectors. We believe Ms. Wong’s audit expertise and her professional and leadership experience will enable her to provide essential guidance to the board of directors of our general partner and our management team.

Director Independence

In accordance with the rules of the NYSE, our sponsor must appoint at least one independent director prior to the listing of our common units on the NYSE, one additional member within three months of that listing, and one additional independent member within 12 months of that listing. Upon the closing of this offering, we expect that the board of directors of our general partner will have three independent directors meeting the independence standards established by the NYSE and the Exchange Act.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee, a conflicts committee, a compensation committee and a health, safety, sustainability and environmental committee.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management.

Conflicts Committee

At least one independent member of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is adverse to the interest of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including our sponsor, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Compensation Committee

As a limited partnership to be listed on the NYSE, we will not be required to have a compensation committee. However, at the closing of this offering, the board of directors of our general partner will establish a compensation committee to, among other things, administer the long-term incentive plan adopted by our general partner, and establish and review general policies related to, and determine and approve, or make recommendations to the board with respect to, the compensation and benefits of the non-employee members of the board.

Health, Safety, Sustainability and Environmental Committee

At the closing of this offering, the board of directors of our general partner will form a Health, Safety, Sustainability and Environmental Committee (the “HSSE committee”). The HSSE committee will assist the board of directors of our general partner in fulfilling its oversight responsibilities with respect to the board’s and our continuing commitment to (i) ensuring the safety of our employees and the public and assuring that our businesses and facilities are operated and maintained in a safe and environmentally sound manner, (ii) sustainability, including sustainable forestry practices, (iii) delivering environmental benefits to our customers, the forests from which we source our fiber and the communities in which we operate and (iv) minimizing the impact of our operations on the environment. The HSSE committee will review and oversee our health, safety, sustainability and environmental policies, programs, issues and initiatives, review associated risks that affect or could affect us, our employees and the public and ensure proper management of those risks and reports to the board on health, safety, sustainability and environmental matters affecting us, our employees and the public. The members of the HSSE committee will be non-employee directors.

Executive Compensation

We and our general partner were formed in November 2013 and will not have operations until the closing of this offering. Accordingly, our general partner did not participate in the design or implementation of, nor will it have accrued any obligations with respect to, compensation for its executive officers for periods prior to the closing of this offering. However, if our general partner had been formed and had operations during the 2013 fiscal year, then, with respect to such fiscal year, our principal executive officer would have been John K. Keppler and our next three most highly compensated executive officers would have been Stephen F. Reeves, Thomas Meth and William H. Schmidt, Jr. We refer to Messrs. Keppler, Reeves, Meth and Schmidt herein collectively as our “Named Executive Officers” or “NEOs.”

Because the executive officers of our general partner are employed by our sponsor, their compensation has historically been set by our sponsor and they currently receive all of their compensation and benefits for employment related to our business from our sponsor. Prior to the completion of this offering, we expect that the executive officers of our general partner will become employed by our affiliate, Enviva Management, and will continue to allocate their time between managing our business and the other businesses of our sponsor. However, the amount of time that each executive officer devotes to our business and the other businesses of our sponsor is determined based on a variety of factors. As of January 24, 2014, Mr. Keppler’s annual base salary was $280,000, Mr. Reeves’ annual base salary was $255,000, Mr. Meth’s annual base salary was $240,000 and Mr. Schmidt’s annual base salary was $250,000. In addition, each of our Named Executive Officers is eligible to receive a discretionary annual bonus from our sponsor and discretionary matching and profit sharing contributions under the 401(k) plan in which they participate.

The MSA currently provides for the provision of services by personnel of our sponsor to Enviva, LP in exchange for a maximum annual fee. This annual fee includes, among other things, a portion of the compensation allocable to us that our sponsor provides to certain executive officers of our general partner. The MSA fee also currently includes the allocation to us of salaries and benefits of other employees of our sponsor (including our general partner’s executive officers who are not covered by the annual fee), and the MSA requires us to reimburse our sponsor, subject to certain annual limitations, for an allocable portion of the salaries and benefits of those employees engaged in providing certain specified services under the MSA based on the amount of time they spend providing services to us. For more information regarding the MSA, please see “Certain Relationships and Related Transactions—Other Transactions with Related Persons—Management Services Agreement.” Prior to the completion of this offering, we anticipate that the MSA will be amended to address the allocation of such compensation expenses to us by our sponsor following the offering.

Employment Agreements

Messrs. Keppler and Meth both entered into employment agreements with Enviva, LP in 2010 and Mr. Schmidt entered into an employment agreement with Enviva Holdings, LP in 2013. We refer to these employment agreements herein collectively as the “Employment Agreements.” Each Employment Agreement includes an initial two-year term that automatically renews annually for successive 12-month periods unless either party provides written notice of non-renewal at least 60 days prior to each renewal date. We anticipate that, prior to the closing of this offering, the Employment Agreements will be amended and assigned to Enviva Management (or Enviva Management will enter into substantially similar agreements that supercede the existing Employment Agreements). Under the Employment Agreements, Messrs. Keppler, Meth and Schmidt are each entitled to an annualized base salary and are eligible for discretionary annual bonuses based on performance targets established annually by the board of directors of the general partner of our sponsor, in its sole discretion. As discussed below under “—Potential Payments Upon Termination or a Change in Control,” the Employment Agreements also provide for certain severance payments in the event Mr. Keppler’s, Mr. Meth’s or Mr. Schmidt’s employment is terminated under certain circumstances. While Mr. Reeves does not currently have an employment agreement, we anticipate that prior to the closing of this offering, Enviva Management will enter into an employment agreement with Mr. Reeves with terms that are substantially similar to the terms of the amended Employment Agreements (or, if applicable, the new agreements Enviva Management enters into with Mr. Keppler, Mr. Meth and Mr. Schmidt). In addition, we expect that the amended Employment Agreements (or, if applicable, the new employment agreements with Enviva Management) will contain terms that are substantially similar to the terms of Mr. Schmidt’s employment agreement.

Potential Payments Upon Termination or a Change in Control

Under the Employment Agreements, if the applicable NEO’s employment is terminated without “cause,” by the applicable NEO for “good reason” or due to the applicable NEO’s “disability,” then so long as the applicable NEO executes (and does not revoke within the time provided to do so) a release in a form satisfactory to his employer within 50 days following the termination of his employment, he will receive a lump sum cash severance payment 15 days after his release becomes irrevocable equal to six months’ worth of his annualized base salary. In addition, upon a termination of the employment of Mr. Keppler, Mr. Meth or Mr. Schmidt without “cause” (or, in the case of Mr. Schmidt only, his termination of his employment for “good reason”), the Employment Agreements provide that the executives are entitled to receive a pro-rated annual bonus for the year in which their employment terminates.

Under the Employment Agreements, “cause” means the applicable NEO’s: (i) material breach of his Employment Agreement (except that, in the case of Mr. Schmidt only, his material breach of his employment agreement constitutes “cause” only if such breach is not cured within 30 days after his employer provides him with written notice of its belief that a material breach has occurred), (ii) conviction, or plea of nolo contendere, to any felony or crime involving moral turpitude or (iii) gross negligence, misconduct or material mismanagement in providing services to his employer or its affiliates pursuant to his Employment Agreement that is not cured within 30 days after his employer provides written notice to such NEO of its belief that such condition exists. In addition, “good reason,” for purposes of the Employment Agreements, means, without the applicable NEO’s consent and subject to certain notice and cure periods, (v) the material diminution in such NEO’s authority, duties, or responsibilities (or, in the case of Mr. Schmidt only, the material diminution in his title), (w) the material diminution in such NEO’s annualized base salary (or, in the case of Mr. Schmidt only, the material diminution in his annual bonus opportunity), (x) the relocation of the geographic location of such NEO’s principal place of employment by more than 150 miles (or, in the case of Mr. Schmidt only, 100 miles) from the location of his principal place of employment as of the effective date of the Employment Agreement, (y) in the case of Mr. Meth only, his inability to remain lawfully employed in the United States or (z) in the case of Mr. Schmidt only, his employer’s delivery of a written notice of non-renewal of his employment agreement. “Disability” is defined for purposes of the Employment Agreements as existing if the applicable NEO is unable to perform the essential functions of his position, with reasonable accommodation, due to an illness or physical or mental impairment or other incapacity that continues for a period in excess of 90 days, whether consecutive or not (except that, in the case of Mr. Schmidt only, such illness, impairment or incapacity must continue for a period of 90 days, whether or not consecutive, in any period of 365 consecutive days). The determination of a disability will be made by the employer after obtaining an opinion from a doctor selected by the employer.

The Employment Agreements also contain certain restrictive covenants pursuant to which Mr. Keppler, Mr. Meth and Mr. Schmidt have recognized an obligation to comply with, among other things, certain confidentiality covenants as well as covenants not to compete with their respective employers or any of their respective affiliates to which they have provided services or about which they have obtained confidential information or solicit their respective employers’ or such affiliates’ employees, customers, vendors or suppliers, in each case, in a defined market area during the term of the agreement and for a period of one year thereafter.

Each of our Named Executive Officers holds Series E Units (and Messrs. Keppler, Reeves and Meth also hold Series C Units) representing limited partner interests in Enviva Holdings, LP that are intended to constitute profits interests. Certain of the Series C Units and Series E Units remain subject to vesting conditions based on the Named Executive Officers’ continued employment by our sponsor or one of its affiliates. The Restricted Units Agreements pursuant to which the Series C Units and Series E Units were granted provide that if a Named Executive Officer’s employment with our sponsor or any of its affiliates is terminated by the Named Executive Officer for “good reason,” by our sponsor or one of its affiliates without “cause” (including as a result of our sponsor or one of its affiliates providing notice of non-renewal under an employment agreement) or as a result of a Named Executive Officer’s death or “disability,” then the number of unvested Series E Units (and, if applicable, Series C Units) in Enviva Holdings, LP, if any, that would have become vested in the 180-day period beginning on the date of such termination if the Named Executive Officer had remained continuously employed by our sponsor or one of its affiliates during the entirety of such period will become vested as of the date of such termination. For this purpose, “cause,” “good reason” and “disability” generally have the same meanings assigned to them under the Employment Agreements (including with respect to Mr. Reeves, who does not currently have an employment agreement).

We do not currently provide any additional or enhanced payments or benefits to our Named Executive Officers in connection with any change in control transactions.

Long-Term Incentive Plan

Prior to the completion of this offering, our general partner intends to adopt a long-term incentive plan for employees, consultants and directors who perform services for us. We expect that the long-term incentive plan will provide for the grant of equity-based awards intended to align the interests of such employees, consultants and directors with those of our unitholders. Any awards that are granted in the future under the new long-term incentive plan to our Named Executive Officers will be approved by the board of directors of our general partner or a committee thereof.

Director Compensation

Officers or employees of our predecessor or our sponsor or its affiliates who also serve as directors of our general partner will not receive additional compensation for such service. Our general partner anticipates that its directors who are not also officers or employees of our predecessor or our sponsor or its affiliates will receive compensation for their service on our general partner’s board of directors and committees thereof. The amount and form of such compensation has not yet been determined. Each non-employee director will be reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. Each director will be fully indemnified by us for actions associated with serving as a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Enviva Partners, LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	our general partner;

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and named executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Unless otherwise noted, the address for each beneficial owner listed below is 7200 Wisconsin Ave., Suite 1000, Bethesda, MD 20814.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned		Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Enviva MLP Holdco, LLC (1)(2)			%		100%		%
Enviva Partners GP, LLC	—	—		—	—	—
John K. Keppler			%	—	—		%
Stephen F. Reeves			%	—	—		%
Thomas Meth			%	—	—		%
William H. Schmidt, Jr.			%	—	—		%
Michael B. Hoffman			%	—	—		%
Ralph C. Alexander			%	—	—		%
Carl L. Williams			%	—	—		%
John C. Bumgarner, Jr.			%	—	—		%
William K. Reilly			%	—	—		%
Janet S. Wong			%	—	—		%
All directors, director nominees and executive officers as a group (11 persons)			%	—	—		%

(1)	R/C Renewable Energy GP II, LLC is the general partner of Riverstone/Carlyle Renewable Energy Partners II, L.P., which is the general partner of R/C Wood Pellet Investment Partnership LP, which is the sole member of Enviva Holdings GP, LLC, which is the general partner of Enviva Holdings, LP, which is the sole member of Enviva MLP Holdco, LLC. R/C Renewable Energy GP II, LLC is managed by an eight-person investment committee. Pierre F. Lapeyre, Jr., David M. Leuschen, Ralph C. Alexander, Lord John Browne, Michael B. Hoffman, Stephen J. Schaefer, Daniel A. D’Aniello and Edward J. Mathias are the members of the investment committee of R/C Renewable Energy GP II, LLC.
(2)	The address for each of R/C Renewable Energy GP II, LLC, Riverstone/Carlyle Renewable Energy Partners II, L.P., R/C Wood Pellet Investment Partnership LP, is c/o Riverstone Holdings, LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will own              common units and              subordinated units representing an aggregate approximately     % limited partner interest in us (excluding the incentive distribution rights, which cannot be expressed as a fixed percentage), and will own and control our general partner. Our sponsor will also appoint all of the directors of our general partner, which will maintain a non-economic general partner interest in us and be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Enviva Partners, LP.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of their interests in Enviva, LP	•	common units;

•	subordinated units; and

•	our incentive distribution rights.

We will distribute the $ million of net proceeds from this offering (after deducting the underwriting discounts and the expenses of this offering) to our sponsor. To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds to our sponsor. Any common units not purchased by the underwriters pursuant to their option will be issued to our sponsor.

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on their units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its non-economic general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we will enter into certain agreements with our sponsor, as described in more detail below.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement that will effect the transactions, including the transfer of the ownership interests in Enviva, LP to us, and the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with our sponsor pursuant to which we may be required to register the sale of the (i) common units issued (or issuable) to our sponsor pursuant to the contribution agreement, (ii) subordinated units and (iii) common units issuable upon conversion of the subordinated units pursuant to the terms of the partnership agreement (together, the “Registrable Securities”) it holds. Under the registration rights agreement, our sponsor will have the right to request that we register the sale of Registrable Securities held by it, and our sponsor will have the right to require us to make available shelf registration statements permitting sales of Registrable Securities into the market from time to time over an extended period, subject to certain limitations. In addition, the registration rights agreement gives our sponsor piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with indemnification and contribution and allocation of expenses. All of the Registrable Securities held by our sponsor and any permitted transferee will be entitled to these registration rights.

Other Transactions with Related Persons

Management Services Agreement

As part of the Reorganization, certain employees of Enviva, LP were transferred to Enviva Holdings, LP and therefore, on November 9, 2012, Enviva, LP entered into a six-year management services agreement with Enviva Holdings, LP (the “Service Provider”) to provide Enviva, LP with general administrative and management services and other similar services (the “Services”). Enviva, LP incurs a maximum annual fee due to the Service Provider in the amount of $7.2 million. In addition, Enviva, LP is obligated to reimburse the Service Provider for all direct or indirect costs and expenses incurred by, or chargeable to, the Service Provider in connection with the Services. This includes (1) the portion of the salary and benefits of employees engaged in providing the Services reasonably allocable to the provision of the Services excluding those included in the annual fee, (2) the charges and expenses of any third party retained by the Service Provider to provide any portion of the Services and (3) office rent and expenses and other overhead costs of the Service Provider incurred in connection with, or reasonably allocable to, providing the Services (collectively, “Reimbursable Expenses”). The Reimbursable Expenses maximum is $3.0 million per year and is payable monthly. Beginning in 2014, each of the annual fee due and the maximum amount of Reimbursable Expenses are subject to an annual 2% escalation.

Previously, Enviva, LP incurred an annual monitoring fee paid quarterly to Riverstone/Carlyle Renewable Energy Partners II, L.P. equal to 0.4% of the average value of capital contributions during a fiscal quarter. Effective November 1, 2012, the annual monitoring fee attributable to the capital deployed to Enviva, LP was included in the management services agreement fee due to Enviva Holdings, LP. At the closing of this offering, the monitoring fee will no longer be charged to Enviva, LP.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors of our general partner.

Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Summary of Applicable Duties

The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership. Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

When our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning it must act in a manner that it believes is not adverse to our interest. This duty to act in good faith is the default standard set forth under our partnership agreement and our general partner will not be subject to any higher standard.

Our partnership agreement specifies decisions that our general partner may make in its individual capacity, and permits our general partner to make these decisions free of any contractual or other duty to us or our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

When the directors and officers of our general partner cause our general partner to manage and operate our business, the directors and officers must cause our general partner to act in a manner consistent with our general partner’s applicable duties. However, the directors and officers of our general partner have fiduciary duties to manage our general partner, including when it is acting in its capacity as our general partner, in a manner beneficial to our sponsor.

Conflicts may arise as a result of the duties of our general partner and its directors and officers to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. Where the directors and officers of our general partner are causing our general partner to act in its capacity as our general partner, the directors and officers must cause the general partner to act in good faith, meaning they cannot cause the general partner to take an action that they believe is adverse to our interest. However, where a decision by our general partner in its capacity as our general partner is not clearly not adverse to our interest, the directors of our general partner may determine to submit the determination to the conflicts committee for review or to seek approval by the unitholders, as described below.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its directors, officers and owners (including our sponsor), on the one hand, and us and our limited partners, on the other hand.

Whenever a conflict arises between our general partner or its owners, on the one hand, and us or our limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interest of the partnership. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions To Our Partners.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of our sponsor have a fiduciary duty to make decisions in the best interests of the owners of our sponsor, which may be contrary to our interests.

The officers and certain directors of our general partner have fiduciary duties to our sponsor that may cause them to pursue business strategies that disproportionately benefit our sponsor or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interest of the partnership, and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful;

•	our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful; and

•	in resolving conflicts of interest, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•	expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•	purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

We may choose to not retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business other than guaranteeing debt of its affiliates and those activities incidental to its ownership of interests in us. However affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us, and our sponsor or its affiliates may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and we have made cash distributions in excess of the then-applicable third target distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it believed its actions or omissions were not adverse to the interest of the partnership, and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards replace the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. These standards replace the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its reliance on the provisions of our partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged in by it in bad faith or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Distributions To Our Partners.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

                    will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement, which we will adopt in connection with the closing of this offering. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide investors and prospective investors with a copy of our partnership agreement, when available, upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash available for distribution, please read “How We Make Distributions To Our Partners”;

•	with regard to the duties of, and standard of care applicable to, our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were organized in November 2013 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of supplying utility-grade wood pellets, our general partner may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders.

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Distributions To Our Partners.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units whose vote is controlled by our general partner or its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2024 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2⁄3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in several states and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately     % of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by our general partner without limited partner approval, will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any such amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any such amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                     , 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                     , 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2⁄3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1⁄3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, an affiliate of our general partner will own    % of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•	all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Enviva Partners GP, LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners (or their owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us or our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of such person’s federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Our general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Our general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•	any person who is or was serving as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder; and

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with our sponsor. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to our sponsor and the common units issuable upon the conversion of the subordinated units upon request of our sponsor. In addition, the registration rights agreement gives our sponsor piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of our sponsor and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our sponsor will hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and our sponsor have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Prior to the completion of this offering, we expect to adopt a new long-term incentive plan (the “Long-Term Incentive Plan”). If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the Long-Term Incentive Plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to Enviva Partners, LP and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We have requested and obtained a favorable private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that, based on facts presented in the private letter ruling request, our income from processing timber feedstocks into pellets and transporting, storing, marketing and distributing such timber feedstocks and wood pellets will constitute “qualifying income” within the meaning of Section 7704 of the Code. However, no ruling has been or will be requested from the IRS regarding our treatment as a partnership for U.S. federal income tax purposes. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of certain natural resources, including timber, as well as other types of income such as interest (other than from a financial business) and dividends. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time.

We have requested and obtained a favorable private letter ruling from the IRS to the effect that, based on facts presented in the private letter ruling request, our income from processing timber feedstocks into pellets and transporting, storing, marketing and distributing such timber feedstocks and wood pellets will constitute “qualifying income” within the meaning of Section 7704 of the Code. However, no ruling has been or will be requested from the IRS regarding our treatment as a partnership for U.S. federal income tax purposes. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. Based upon factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses and any decreases in the unitholder’s share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income that will be         % or less of the cash distributed on those units with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and that could be changed or with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	we distribute less cash than we have assumed in making this projection; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes during such period or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction generally will be allocated amongst our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax (“NIIT”) applies to certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments and (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing units from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. Although there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred.

Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being included in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year, thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Non-U.S. Unitholders will be considered to be engaged in business in the United States because of their ownership of our units. Furthermore, it is probable that they will be deemed to conduct such activities through permanent establishments in the U.S. within the meaning of applicable tax treaties. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a Non-U.S. Unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s effectively connected earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business. Thus, part or all of a non-U.S. unitholder’s gain from the sale or other disposition of its units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate, including land, improvements, and associated personal property, and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	a statement regarding whether the beneficial owner is:

(a)	a non-U.S. person;

(b)	a non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

(c)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future, or in which the unitholder is a resident. We will initially own assets and conduct business in Mississippi, North Carolina, and Virginia, each of which currently impose a personal income tax on individuals and an income tax on corporations and other entities. In addition, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN ENVIVA PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction restrictions imposed by Section 4975 of the Internal Revenue Code and may be subject to provisions under certain other laws or regulations that are similar to ERISA or the Internal Revenue Code (“Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, certain Keogh plans, certain simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization.

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the employee benefit plan;

•	whether making the investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Internal Revenue Code and any other applicable Similar Laws (see the discussion under “—Prohibited Transaction Issues” below);

•	whether in making the investment, the employee benefit plan will be considered to hold, as plan assets, (1) only the investment in our common units or (2) an undivided interest in our underlying assets (see the discussion under “—Plan Asset Issues” below); and

•	whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our common units is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan or IRA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans and certain IRAs that are not considered part of an employee benefit plan from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan or IRA, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Internal Revenue Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s underlying assets generally would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, “freely transferable” (as defined in the applicable Department of Labor regulations) and either part of a class of securities registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of an equity interest in any entity by an employee benefit plan, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates and certain other persons, is held by the employee benefit plans and IRAs referred to above.

With respect to an investment in our common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) and (2) above and may also satisfy the requirements in (3) above (although we do not monitor the level of investment by benefit plan investors as required for compliance with (3)).

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Internal Revenue Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences of such purchase under ERISA, the Internal Revenue Code and Similar Laws in light of the serious penalties, excise taxes and liabilities imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered, which underwriting agreement will be filed as an exhibit to the registration statement. Barclays Capital Inc., Goldman, Sachs & Co., RBC Capital Markets, LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Under the terms of the underwriting agreement and subject to the conditions therein, each of the underwriters named below has severally agreed to purchase from us the number of common units shown opposite the underwriter’s name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Goldman, Sachs & Co.
RBC Capital Markets, LLC
Citigroup Global Markets Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units included in this offering depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters being true;

•	there having been no material change in our business or the financial markets; and

•	our delivery of customary closing documents to the underwriters.

Commissions and Expenses

The following table shows the per common unit and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

We estimate that the expenses of this offering will be approximately $          (excluding underwriting discounts and commissions and structuring fees) and are payable by us.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of              additional common

units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than              common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We, our general partner, our sponsor, and the directors and executive officers of our general partner and our sponsor have agreed that, without the prior written consent of Barclays Capital Inc., we and they will not, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. These restrictions do not apply to, among other things, the sale of common units pursuant to the underwriting agreement.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. has no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements.

At the request of our sponsor, the underwriters have reserved up to     % of the common units for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Each participant in the directed unit program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Barclays Capital Inc., sell, pledge or assign any common units or any securities convertible into or exchangeable for our common units with respect to common units purchased in the program. Barclays Capital Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. Our sponsor has agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common units, the representatives expect to consider:

•	the history and prospects for the industry in which we operate;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our common units on the NYSE under the symbol “EVA.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us, our general partner and our sponsor, for which they received or will receive customary fees and expenses.

Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities or instruments or the securities or instruments of our general partner or our sponsor. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

FINRA

Because the Financial Industry Regulatory Authority, Inc. (“FINRA”) is expected to view the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”), that is not a “recognized collective investment scheme” for the purposes of FSMA, or CIS, and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the “CIS Promotion Order”), or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (the “CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The section in this prospectus entitled “Industry Overview” has been reviewed by Hawkins Wright, which has confirmed to us that it accurately describes the utility-grade wood pellet industry, as indicated in the consent of Hawkins Wright filed as an exhibit to the registration statement on Form S-1 under the Securities Act of which this prospectus is a part.

The consolidated financial statements of Enviva, LP as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, have been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statement of Enviva Partners, LP dated as of November 12, 2013 (date of inception) has been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website address on the Internet will be www.envivapartners.com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. After this offering, documents filed by us can also be inspected at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10002.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP within 90 days following the end of our fiscal year. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year within 45 days following the quarter to which the report relates.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the amount of our products that we are able to produce, which could be adversely affected by, among other things, operating difficulties;

•	the volume of our products that we are able to sell;

•	the price at which we are able to sell wood pellets;

•	changes in the price and availability of natural gas or coal;

•	changes in prevailing economic conditions;

•	unanticipated ground, grade or water conditions;

•	inclement or hazardous weather conditions, including flooding;

•	environmental hazards;

•	fires, explosions or other accidents;

•	changes in domestic and foreign laws and regulations (or the interpretation thereof) related to the forestry product industry or power generators;

•	inability to acquire or maintain necessary permits;

•	inability to obtain necessary production equipment or replacement parts;

•	technical difficulties or failures;

•	labor disputes;

•	late delivery of raw materials;

•	inability of our customers to take delivery or their rejection of a delivery of our products;

•	changes in the price and availability of transportation;

•	our ability to borrow funds and access capital markets; and

•	certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

INDEX TO FINANCIAL STATEMENTS

ENVIVA, LP AND SUBSIDIARIES

ENVIVA, LP AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands, except for number of units and par value)

	September 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$9,477	$11,699
Accounts receivable, net of allowance for doubtful accounts of $61 in 2013 and $62 in 2012	11,629	10,192
Current portion of notes receivable	—	23
Inventory	21,467	10,592
Restricted cash	18,398	11,454
Prepaid expenses and other current assets	1,783	1,624

Total current assets	62,754	45,584
Property, plant and equipment, net	314,348	213,395
Intangible assets, net of accumulated amortization of $631 in 2013 and $441 in 2012	1,119	1,309
Goodwill	4,879	4,879
Debt issuance costs, net of accumulated amortization of $1,277 in 2013 and $236 in 2012	5,332	6,351
Other long-term assets	132	134

Total assets	$388,564	$271,652

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$7,236	$6,730
Related party payable	367	—
Accrued liabilities	16,658	10,179
Deferred revenue	656	130
Current portion of interest payable	462	—
Current portion of long-term debt and capital lease obligations	3,431	798

Total current liabilities	28,810	17,837
Long-term debt and capital lease obligations	99,761	39,361
Interest payable	488	333
Interest rate swap derivatives	100	144
Other liabilities	—	3

Total liabilities	129,159	57,678
Commitments and contingencies
Partners’ capital:
Capital attributable to Enviva Holdings, LP partners	256,284	210,804
Noncontrolling partners’ interests	3,121	3,170

Total partners’ capital	259,405	213,974

Total liabilities and partners’ capital	$388,564	$271,652

See accompanying notes to unaudited condensed consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(In thousands, except per unit amounts)

(Unaudited)

	Nine Months Ended September 30,
	2013		2012
Product sales		$110,063		$65,268
Other revenue		1,833		1,773

Net revenue		111,896		67,041
Cost of goods sold, excluding depreciation and amortization		97,157		61,028
Depreciation and amortization(1)		7,940		5,450

Total cost of goods sold		105,097		66,478

Gross margin		6,799		563
General and administrative expenses		13,747		15,390
Related party monitoring fee		—		584

Loss from operations		(6,948)		(15,411)
Other income (expense):
Interest expense		(3,396)		(732)
Other income		988		144

Total other expense, net		(2,408)		(588)

Loss from continuing operations		(9,356)		(15,999)
Loss from discontinued operations		—		(29,846)

Net loss		(9,356)		(45,845)
Less net loss attributable to noncontrolling interests		49		15,510

Net loss attributable to Enviva, LP		$(9,307)		$(30,335)

Net loss per unit, basic and diluted	$		$
Weighted average number of units, basic and diluted

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

See accompanying notes to unaudited condensed consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Net loss	$(9,356)	$(45,845)

Other comprehensive loss:
Foreign currency translation adjustment	—	(92)

Comprehensive loss	$(9,356)	$(45,937)

See accompanying notes to unaudited condensed consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands)

	Capital Attributable to Enviva Holdings, LP	Noncontrolling Interests	Total Partners’ Capital
Balance at December 31, 2011	$128,837	$(2,314)	$126,523
Contributed capital	105,189	1,000	106,189
Share-based compensation expense	509	—	509
Distribution of capital as a result of Reorganization	10,881	20,187	31,068
Foreign currency translation adjustment	(443)	—	(443)
Net loss	(34,169)	(15,703)	(49,872)

Balance at December 31, 2012	210,804	3,170	213,974
Contributed capital	54,783	—	54,783
Share-based compensation expense	4	—	4
Net loss	(9,307)	(49)	(9,356)

Balance at September 30, 2013 (unaudited)	$256,284	$3,121	$259,405

See accompanying notes to unaudited condensed consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash used in operating activities:
Net loss	$(9,356)	$(45,845)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss from discontinued operations	—	29,846
Loss on disposals of fixed assets	239	32
Currency translation adjustment from discontinued operations	—	(92)
Depreciation and amortization	8,091	5,715
Amortization of debt issuance costs and original issue discount	578	—
Restricted cash	—	250
Change in fair value of interest rate swaps	(44)	—
Share-based compensation	4	423
Change in operating assets and liabilities:
Accounts receivable	(1,437)	15,290
Prepaid expenses and other assets	1,854	307
Inventory	(10,876)	(8,570)
Accounts payable and accrued liabilities	3,258	(6,161)
Accrued interest	(718)	(40)
Deferred revenue	526	—
Other long-term liabilities	(2)	86

Net cash used in operating activities of continuing operations	(7,883)	(8,759)
Net cash used in operating activities of discontinued operations	—	(2,084)

Net cash used in operating activities	(7,883)	(10,843)
Cash used in investing activities:
Purchases of property, plant and equipment	(102,632)	(54,034)
Restricted cash	(6,404)	—
Proceeds from the sale of equipment	23	203

Net cash used in investing activities of continuing operations	(109,013)	(53,831)
Net cash used in investing activities of discontinued operations	—	—

Net cash used in investing activities	(109,013)	(53,831)
Cash provided by financing activities:
Principal payments on debt and capital lease obligations	(4,546)	(2,489)
Cash paid related to debt issuance costs	(23)	(905)
Cash restricted for debt service	(540)	—
Proceeds from debt issuance	65,000	—
Proceeds from issuance of noncontrolling interest	—	593
Proceeds from contributions from Enviva Holdings, LP	54,783	65,366

Net cash provided by financing activities of continuing operations	114,674	62,565
Net cash provided by financing activities of discontinued operations	—	—

Net cash provided by financing activities	114,674	62,565

Net decrease in cash and cash equivalents	(2,222)	(2,109)
Cash and cash equivalents, beginning of period	11,699	11,227

Cash and cash equivalents, end of period	$9,477	$9,118

Noncash investing and financing activities:
The Company acquired property, plant and equipment in non-cash transactions as follows:
Property, plant and equipment additions included in accrued liabilities	$13,080	$19,030
Land included in debt	—	1,120
Property, plant and equipment acquired under capital leases	95	165
Financed insurance	2,011	2,554
Capitalized debt issuance costs and original issue discount	937	—
Supplemental information:
Interest paid on continuing operations, net of capitalized interest of $1,335 and $0 respectively	$2,267	$772

See accompanying notes to unaudited condensed consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

(1)	Business

Enviva, LP (the Company or Enviva) was organized as a Delaware limited partnership on March 18, 2010 (inception). The Company is the world’s largest supplier by volume of utility-grade wood pellets to major power generators under long-term, take-or-pay off-take contracts. The Company acquires wood fiber from thousands of landowners and other suppliers, dries and processes that fiber into wood pellets at industrial-scale production plants and transports those products to deep-water marine terminals where they are stored and then distributed to customers. Wood pellets are sold to Northern European power generators who use them as a substitute fuel for coal in dedicated biomass or co-fired coal power plants. The Company operates five industrial-scale wood pellet production plants located in the Mid-Atlantic and Gulf Coast regions of the United States. Wood pellets are exported from a wholly-owned deep-water marine terminal in Chesapeake, Virginia (the Chesapeake terminal) and from a third-party deep-water marine terminal in Mobile, Alabama (the Mobile terminal) under a long-term contract. In addition to wood pellet production, the Company also has an agreement with one U.S. integrated utility to procure and manage logistics for wood chips, which are used to fuel two converted coal-fired power plants.

On November 1, 2012, the Company and its owner (Enviva Holdings, LP or Holdings) undertook a series of transactions whereby the Company distributed certain of its subsidiaries to Holdings, primarily its 100% investment in IHE Holdings, LLC (IHE Holdings) and 50% controlling investment in a joint venture that develops biomass fuel for use in the power generation industry (or the Joint Venture). On the date of distribution, IHE Holdings held a 50% controlling investment in Valorbois, which operated a combined heat and power manufacturing plant in Thimister-Clermont, Belgium. Holdings then created a new subsidiary (Enviva MLP Holdco, LLC or Parent) and contributed its ownership in Enviva, LP to Parent. Operations that the Company distributed to Holdings are presented as discontinued operations (see Note 11, Discontinued Operations). These transactions are referred to as the Reorganization.

As a result of the Reorganization, Enviva MLP Holdco, LLC is the owner of the Company. Enviva Holdings, LP is the owner of Enviva MLP Holdco, LLC. Enviva Holdings GP, LLC (the General Partner) is the General Partner of the Company.

Holdings began operations on March 25, 2010, with a cash contribution of $5.5 million from R/C Wood Pellet Investment Partnership, LP and the sole member of the General Partner of Enviva Holdings, in exchange for 6.0 million Series A units of Enviva Holdings, LP and the acquisition of a business from IN Group Companies, LLC (IN Group) in exchange for 14.1 million Series B units of Enviva Holdings, LP. R/C Wood Pellet Investment Partnership, L.P. and certain affiliates funds are referred to as the “Riverstone Funds.” The acquisition was accounted for using the acquisition method of accounting and was contributed to Enviva. Under certain conditions, the Riverstone Funds committed to provide up to $244.0 million of additional capital, less a funding fee of 2%, in exchange for 244.0 million Series A units. By the end of 2012, Enviva Holdings, LP had issued 250.0 million of Series A units to the Riverstone Funds in exchange for cash contributions of $243.6 million which was contributed to Enviva, LP.

As a result of the Reorganization, the Amended and Restated Agreement of Limited Partnership of Enviva Holdings, LP dated November 9, 2012, created two additional series of units (Series D and Series E). In 2012, Enviva Holdings, LP issued 19.9 million Series D units to the Riverstone Funds for $19.5 million. Under certain conditions, the Riverstone Funds had committed to provide up to $98.3 million of additional capital, less a funding fee of 2%, in exchange for 98.3 million Enviva Holdings, LP Series D units. In 2012, Enviva Holdings, LP issued 1.1 million Series D units to IN Group in exchange for $1.1 million. Under certain conditions, IN Group has committed to provide up to $6.7 million in exchange for 6.7 million Enviva Holdings, LP Series D

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

units. In 2012, Enviva Holdings, LP issued 28.6 Series D units to select members of the Enviva Holdings, LP management team in exchange for $28.6. Under certain conditions, the select members have committed to provide up to an additional $170.0 in exchange for 170.0 Enviva Holdings, LP Series D units. Of the amounts provided to Enviva Holdings, LP for Series D units during 2012, $18.8 million was committed to Enviva, LP for the purpose of the construction of certain facilities. During 2012, $17.6 million was contributed to Enviva, LP.

During the first nine months of 2013, Enviva Holdings, LP issued 64.8 million Series D units to the Riverstone Funds for $63.5 million. During the first nine months of 2013, Enviva Holdings, LP issued 3.6 million Series D units to IN Group in exchange for $3.6 million. During the first nine months of 2013, Enviva Holdings, LP issued 93.2 Series D units to select members of the Enviva Holdings, LP management team in exchange for $93.2. Of the amounts provided to Enviva Holdings, LP for Series D units during 2013, Enviva Holdings, LP has committed $58.7 million to Enviva, LP for the purpose of the construction of certain facilities. During the first nine months of 2013, $54.8 million was contributed to Enviva, LP. In October 2013, the remaining balance of the commitment was contributed to Enviva, LP.

Conveyance Agreement and Reorganization

On November 1, 2012, Enviva Holdings, LP, Enviva Holdings GP, Enviva, Enviva MLP Holdco, LLC (MLP Holdco), and Enviva Holdback, LLC (Holdback) entered into a contribution and conveyance agreement (the Conveyance Agreement).

Formation of MLP Holdco and Holdback Entities

Pursuant to written consent dated November 1, 2012, all of the members of the board of directors of the General Partner of Enviva Holdings, LP (the Board) agreed that it was in best interests of the General Partner and Holdings that Holdings form two limited liability companies named Enviva MLP Holdco, LLC and Enviva Holdback, LLC. The Board further authorized the Reorganization detailed within the Conveyance Agreement. Immediately prior to the Conveyance Agreement on November 1, 2012, Holdings obtained ownership of 100% LLC interests of MLP Holdco and Holdback, the newly formed entities.

Prior to Conveyance Agreement

Enviva had 100% ownership to the following:

•	Enviva Pellets Amory, LLC (Enviva Pellets Amory)

•	Enviva Pellets Ahoskie, LLC (Enviva Pellets Ahoskie)

•	Enviva Port of Chesapeake, LLC (Enviva Port of Chesapeake)

•	Enviva Pellets Northampton, LLC (Enviva Pellets Northampton)

•	Enviva Pellets Southampton, LLC (Enviva Pellets Southampton)

•	Enviva Materials, LLC (Enviva Materials)

•	IHE Holdings, LLC (IHE Holdings)

Enviva had 67% ownership to the following:

•	Enviva Pellets Wiggins, LLC (Enviva Pellets Wiggins)

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

Enviva had 50% ownership to the following:

•	A joint venture that develops biomass fuel for use in the power generation industry (the Joint Venture)

Holdings had ownership to the following:

•	Partnership interest in Enviva with a 99.999% sharing ratio, pursuant to the Agreement of Limited Partnership of Enviva dated March 18, 2010,

•	1% of the current membership interest of Intrinergy Coöperatief U.A. (Coop), pursuant to the Deed of Incorporation of Coop dated July 25, 2008, and the Deed of Contribution, Transfer and Assignment of Membership Interest of Coop dated March 25, 2010, and

•	100% of the limited liability company interests in the General Partner, pursuant to the Limited Liability Company Agreement of the General Partner dated March 18, 2010.

The General Partner had ownership to the following: 0.0001% share ratio interest in the Company pursuant to the Agreement of Limited Partnership of Enviva dated March 18, 2010.

Reorganization

Pursuant to the Conveyance Agreement, Enviva distributed its investment in the Joint Venture and IHE Holdings (collectively the Holdback Interests) to Holdings and the General Partner in accordance with their respective sharing ratios in Enviva. Immediately following the distribution of the 0.001% portion of the Holdback Interests to the General Partner, the General Partner contributed such portion of the Holdback Interests to Holdings. Subsequently, Holdings contributed and conveyed its interest in Enviva, LP to MLP Holdco (the Reorganization).

Contribution of Enviva, LP Corporate Assets and Liabilities to Enviva Holdings, LP

As a result of the Reorganization, certain assets previously held at Enviva, LP were distributed to Enviva Holdings, LP. These assets pertained to corporate management and administrative services, which subsequent to the Reorganization are held within the Enviva Holdings, LP entity. After the reorganization, Enviva Holdings, LP provides services to Enviva, LP through a management services agreement (see Note 9, Related Party Transactions.)

(2)	Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements include the accounts of Enviva and its subsidiaries (collectively, the Company or Enviva). All intercompany transactions and balances have been eliminated in consolidation. The financial information presented in the accompanying unaudited consolidated financial statements has been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and in accordance with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments and accruals that

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

are necessary for a fair presentation of the results of all interim periods presented herein and are of a normal recurring nature. These unaudited condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S., or GAAP, requires management to make judgments, estimates and assumptions that affect the amounts reported in the Company’s condensed consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Restricted Cash

The Company is party to irrevocable standby letters of credit, in connection with contracts between Enviva and third parties, in the ordinary course of business. As of September 30, 2013 and December 31, 2012, the Company had $2.1 million and $1.1 million, respectively, classified as restricted cash as a result of the irrevocable standby letters of credit.

In connection with the issuance of the Senior Secured Credit Facilities in 2012 (see Note 8, Long–Term Debt), the Company deposited $2.5 million of the net proceeds into a restricted debt service cash account. During the nine months ended September 30, 2013, an additional $0.5 million was required to be deposited into the restricted debt service cash account. The Company is also required to restrict amounts for the construction of facilities as identified by the Senior Secured Credit Facilities. As of September 30, 2013 and December 31, 2012, the Company had $13.3 million and $7.9 million, respectively, classified as restricted cash for construction related disbursements.

Revenue Recognition

The Company primarily earns revenue by supplying wood pellets to customers under long-term, dollar-denominated contracts (also referred to as “off-take” contracts). The Company refers to the structure of the contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure the Company will be made whole in the case of the customer’s failure to accept all or a part of the contracted volumes or for termination by the customer. Each contract defines the annual volume of wood pellets that the customer is required to purchase and the Company is required to sell and the fixed-price per metric ton for a base net calorific value and the technical specifications of the product, as well as, in some instances, provides for price adjustments for actual product specification and changes in underlying costs. Revenues from the sale of pellets are recognized when the goods are shipped, title passes, the sales price to the customer is fixed and collectability is reasonably assured.

Depending on the specific off-take contract, shipping terms are either Cost, Insurance and Freight (CIF) or Free on Board (FOB). Under a CIF contract, the Company earns shipping revenue and incurs shipping costs that are recorded as revenue and cost of goods sold, respectively. Under an FOB contract, the Company does not record shipping revenue as all shipping costs are borne by the customers directly.

In some cases, the Company may purchase shipments of product from a third-party supplier and resell them in back-to-back transactions that immediately transfer title and risk of loss to the ultimate purchaser. Thus, the revenue from these transactions is recorded net of costs paid to the third-party supplier. The Company records this revenue as “Other revenue.”

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

In instances when a customer requests the cancellation, deferral or acceleration of a shipment, the customer may pay a fee for this service including reimbursement of any incremental costs. This revenue is included in “Product sales.”

Cost of Goods Sold

Cost of goods sold includes the costs to produce and deliver wood pellets to customers. The principal expenses to produce and deliver wood pellets consist of raw material, production and distribution costs. The Company records the cost of goods sold associated with inventory that is delivered when the product sale of wood pellets to a customer is recorded. Inventory is recorded using the first-in, first-out method (FIFO) which requires the use of judgment and estimates. Given the nature of the inventory, the calculation of cost of goods sold is based on estimates used in the valuation of the FIFO inventory and in determining the specific composition of inventory that is sold to each customer.

Capitalized Interest

The Company capitalizes interest cost incurred on debt during the construction of major projects. A reconciliation of total interest cost to interest expense as reported in the condensed consolidated statements of operations for the nine months ended September 30, 2013 and 2012 is as follows:

	2013	2012
Interest cost capitalized to construction in progress	$1,335	$—
Interest cost charged to operations	3,396	732

Total interest cost	$4,731	$732

Income Taxes

The Company’s U.S. operations are organized as limited partnerships and several entities that are disregarded entities for federal and state income tax purposes. As a result, the Company is not subject to U.S. federal and most state income taxes. The members and unitholders of the Company are liable for these income taxes on their share of the Company’s taxable income. Some states impose franchise and capital taxes on the Company. Such taxes are not material to the condensed consolidated financial statements and have been included in other income (expense) as incurred.

Share–Based Compensation

Enviva Holdings, LP has granted Series C restricted units of Enviva Holdings, LP to employees of the Company. The units primarily have a vesting schedule of three years with 25% vesting on the effective date and 25% for each anniversary date thereafter. The majority of the employees granted the Series C units were transferred to Enviva Holdings, LP upon the Reorganization on November 1, 2012. The Company recognizes all employee share–based compensation related to Enviva Holdings, LP as a cost in the condensed consolidated financial statements and a corresponding equity adjustment. Equity–classified awards are measured at the grant date fair value using the Option Pricing Method, which employs the Black–Scholes–Merton option–pricing model. Total equity value was estimated using a discounted cash flow analysis. Share–based compensation cost was $3.6 and $422.7 for the nine months ended September 30, 2013 and 2012, respectively, and is reported in operating expenses.

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

For the nine months ended September 30, 2013, Enviva Holdings, LP did not grant any Series C units. For the nine months ended September 30, 2012, Enviva Holdings, LP granted 60.0 Series C units to employees of Enviva, LP. At September 30, 2013 and December 31, 2012, there were 57.1 and 60.0, respectively, of Series C units held by employees of the Company of which 10.8 were unvested at September 30, 2013 and 25.7 were unvested at December 31, 2012.

The fair value of the Series C units issued during 2012 has been estimated as of the date of grant using the following weighted average assumptions:

Expected term from grant date (in years)	1.84
Risk-free interest rate	0.28%
Expected volatility	30.00
Dividend yield	—%

Fair Value Measurements

The Company applies authoritative accounting guidance for fair value measurements of financial and nonfinancial assets and liabilities. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(3)	Significant Risks and Uncertainties Including Business Concentrations

The Company’s business is significantly impacted by greenhouse gas emission legislation in the European Union (the E.U.). If the E.U. reduces restrictions on carbon emissions, the Company’s ability to enter into new contracts as the current contracts expire may be adversely affected.

The Company’s primary industrial customers are located in Northern Europe. Two customers accounted for 64% of the Company’s product sales for the nine months ended September 30, 2013 and one customer accounted for 94% of product sales for the nine months ended September 30, 2012.

The Company’s cash and cash equivalents are placed in or with various financial institutions. The Company has not experienced any losses on such accounts and does not believe it has any significant risk in this area.

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

(4)	Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following at:

	September 30, 2013	December 31, 2012
Land	$11,854	$11,854
Land improvements	17,361	6,943
Buildings	39,593	13,294
Machinery and equipment	181,472	108,060
Vehicles	687	687
Furniture and office equipment	692	358

	251,659	141,196
Less accumulated depreciation	(18,218)	(10,365)

	233,441	130,831
Construction in progress	80,907	82,564

Total property, plant and equipment, net	$314,348	$213,395

Total depreciation expense from continuing operations was $7.9 million and $5.5 million in the nine months ended September 30, 2013 and 2012, respectively. See Note 11, Discontinued Operations.

(5)	Inventory

Inventory consisted of the following at:

	September 30, 2013	December 31, 2012
Raw materials and work-in-process	$6,017	$1,366
Consumable tooling	4,500	2,340
Finished goods	10,950	6,886

Total inventory	$21,467	$10,592

(6)	Derivative Instruments

The Company uses interest rate swaps that meet the definition of a derivative instrument to manage changes in interest rates on its variable-rate debt instruments.

The Credit Agreement requires the Company to swap a minimum of 50% of the term loan balance outstanding under the Senior Secured Credit Facilities. In connection with the issuance of the Senior Secured Credit Facilities (see Note 8, Long-Term Debt), the Company entered into interest rate swap arrangements. The Company entered into an interest rate swap agreement in December 2012 with a notional amount of $17.5 million and an effective fixed interest rate of 1.48%. During the nine months ended September 30, 2013, the Company increased the notional amount to $32.5 million. The interest rate swap matures on December 24, 2015. The Company entered into an additional interest rate swap in January 2013 with a notional amount of $17.5 million and an effective fixed interest rate of 1.4925%. During the nine months ended September 30, 2013, the Company increased the notional amount of the additional interest rate swap to $32.5 million. The interest rate swap matures on December 30, 2016.

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

The Company recorded an insignificant gain in the fair value of the interest rate swap agreements for the nine months ended September 30, 2013 which was recognized in interest expense on the condensed consolidated statements of operations. The fair value was $100 as of September 30, 2013 and $144 as of December 31, 2012.

The Company does not enter into derivative instruments for any purpose other than to manage cash flow. The Company does not speculate using derivative instruments. The counterparties to the interest rate swaps are large financial institutions.

Interest Rate Swap (Notional Value)	Fixed Rate Percentage	Variable Rate Percentage	Maturity	September 30, 2013 Fair Value
$32,500	1.480%	1.250%	December 24, 2015	$(105)
32,500	1.493%	1.250%	December 30, 2016	5

				$(100)

Interest Rate Swap (Notional Value)	Fixed Rate Percentage	Variable Rate Percentage	Maturity	December 31, 2012 Fair Value
$17,000	1.480%	1.250%	December 24, 2015	$(144)

(7)	Fair Value Measurements

Enviva’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued liabilities and debt. The Company believes that the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable and accrued liabilities approximate fair value because of the short–term nature of these instruments.

Interest rate swaps and long-term and short-term debt are classified as Level 2 instruments due to the usage of market prices not quoted on active markets and other observable market data. The carrying amount of Level 2 instruments approximates fair value.

(8)	Long–Term Debt

In November 2012, the Company entered into a Credit and Guaranty Agreement (the “Credit Agreement”) providing for $120.0 million aggregate principal of senior secured credit facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) $35.0 million aggregate principal amount of Tranche A advances, (ii) up to $60.0 million aggregate principal amount of delayed draw term commitments, (iii) up to $15.0 million aggregate principal amount of working capital commitments and (iv) up to $10.0 million aggregate principal amount of letter of credit facility commitments. The Tranche A facility and the delayed draw term facility mature on November 9, 2017, while the working capital facility and the letter of credit facility mature on November 9, 2016. Borrowings under the Tranche A facility, the delayed draw term facility and the working capital facility bear interest, at our option, at either (i) the base rate plus an applicable margin or (ii) the greater of 1.25% or Eurodollar rate (or LIBOR) plus an applicable margin, except for working capital borrowings which are not subject to the 1.25% floor. The base interest rate is the greater of (i) the prime rate in effect on such day; (ii) the Federal Funds Effective Rate in effect on such day plus 0.5%; and (iii) 1.0% plus the adjusted Eurodollar rate for a one month interest period in effect on such day. Applicable margin is (i) in the case of the base rate, 3.25% and (ii) in the case of the Eurodollar rate, 4.25%. The Company is required to use the proceeds

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

from borrowings under the Senior Secured Credit Facilities to complete the construction of the Northampton and Southampton plants and to increase the storage capacity of the Chesapeake terminal. Letters of credit issued under the Letter of Credit Facility are subject to a fee calculated at the applicable margin for Eurodollar Loans.

As of September 30, 2013 and December 31, 2012, the Company had $35.0 million of outstanding Tranche A advances priced at the Eurodollar rate, with an effective rate of 5.5%. Interest is payable on the Tranche A advances on December 31, March 31, June 30, and September 30 of each year. Net proceeds resulting from the issuance of the Tranche A advances, after issuance costs, establishing a debt service reserve of $2.5 million and the requisite payoff of the Chesapeake Seller Note for $7.6 million was $16.3 million. Original issue discount at December 31, 2012, was $3.0 million and is recorded net of debt on the consolidated balance sheet. Amortization of original issue discount was $0.5 million for the nine months ended September 30, 2013, of which $0.3 million was capitalized to construction in progress and was $0.1 million for the year ended December 31, 2012, all of which was capitalized to construction in progress.

During January 2013, the Company drew an additional $15.0 million under the delayed draw term facility bearing interest at a rate of 5.5%. Interest is payable on April 10, July 10, October 10, and January 10, of each year, beginning on April 10, 2013. During March 2013, the Company drew an additional $20.0 million under the delayed draw term facility bearing interest at a rate of 5.5%. Interest is payable on June 8, September 8, December 8, and March 8, of each year, beginning on June 8, 2013. During May 2013, the Company drew an additional $16.0 million under the delayed draw term facility bearing interest at a rate of 5.5%. Interest is payable on August 2, November 2, February 2, and May 2, of each year, beginning on August 2, 2013. During September 2013, the Company drew an additional $9.0 million under the delayed draw term facility bearing interest at a rate of 5.5%. Interest is payable on December 5, March 5, June 5, and September 5 of each year, beginning on December 5, 2013.

During April 2013, the Company drew $5.0 million under the working capital facility bearing interest at a rate of 4.53%. Interest is payable on July 23, October 23, January 23, and April 23 of each year, beginning on July 23, 2013. During August 2013, the Company paid $2.5 million in principal and interest against the outstanding working capital facility.

The Company had drawn $9.0 million as of September 30, 2013 and $6.0 million as of December 31, 2012 under the letter of credit facility. The letters of credit were obtained in connection with contracts between Enviva and third parties, in the ordinary course of business. The amounts required to be secured with letters of credit under these contracts may be adjusted or cancelled based on the specific third-party contract terms. Of the total amount outstanding as of September 30, 2013, $8.0 million is subject to automatic extension through the termination date of the letter of credit facility. One letter of credit in the amount of $1.0 million expires on December 31, 2013 in accordance with the terms of the contract. The letters of credit are not cash collateralized and as a result, no debt is outstanding as of September 30, 2013 and December 31, 2012. The Company pays an interest rate of 4.25% on the letters of credit.

Prior to the consummation of a Qualified MLP IPO (IPO) as defined in the Credit Agreement, repayment of the Tranche A and delayed draw term facilities will be due in quarterly installments commencing on September 30, 2014. Beginning September 30, 2014 and each quarter thereafter on the last business day through June 30, 2016, the Company must repay 2.5% times the aggregate principal amount. Beginning September 30, 2016, and each quarter thereafter on the last business day through June 30, 2017, the Company must pay 16.0% times the aggregate principal amount. On the Term Maturity Date of November 9, 2017, all remaining principal

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

amounts thereof will be due. In the event of an IPO as defined in the Credit Agreement, the quarterly amount due is reduced to 1.0% per annum times the aggregate principal amount with all remaining principal amounts due on the Term Maturity Date.

The Company is also required to make mandatory prepayments in the event of any of the following:

•	Prior to the consummation of an IPO, beginning with the quarter ending March 31, 2014 and for each quarter thereafter, in an amount equal to 75% of excess cash flow, as defined in the Credit Agreement. Following the consummation of an IPO, no payments from excess cash flow are required.

•	On the date of receipt of an any equity proceeds from an IPO, in an amount equal to the lesser of (i) 50.0% of the proceeds or (ii) an amount required to reduce outstanding borrowing under the Credit Agreement as of such date to an amount that results in a ratio of total debt to projected EBITDA for the twelve month period following such date of no greater than 2.5:1.00.

•	Following the earlier of the date on which (i) the expansion of the Port of Chesapeake, Northampton and Southampton have achieved commercial operations or (ii) December 13, 2013, in an amount equal to the amount in the construction disbursement account, if any.

•	Following the sale, transfer or other disposition of any asset in an amount greater than $0.8 million or for a series of related transactions, in an amount greater than $1.0 million, an amount equal to the proceeds.

•	Following the receipt of any proceeds from debt issued other than as permitted under the Credit Agreement or any insurance proceeds, in an amount equal to the proceeds received.

Repayment of the working capital facility will be due and termination of the letter of credit facility will occur on November 9, 2016.

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, limitations on the Company’s ability to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge. As of September 30, 2013, the Company is in compliance with all material covenants and restrictions associated with, and no events of default existed under, the Credit Agreement.

Beginning the quarter ending December 31, 2013, the Company must maintain, as of the last day of any fiscal quarter, a ratio of total debt to EBITDA (Leverage Ratio) of not more than 3.50:1.00 for the quarter ending December 31, 2013, 3.00:1.00 for the quarter ending March 31, 2014, 2.75:1.00 for the quarter ending June 30, 2014, and 2.50:1.00 for the quarter ending September 30, 2014 and thereafter for the four previous consecutive quarters. In addition, the Company must maintain as of the last day of any fiscal quarter, beginning the fiscal quarter ending December 31, 2013, a ratio of EBITDA to interest expense (Interest Coverage Ratio) of not less than 3.50:1.00 for the four previous consecutive quarters. For the quarter ending December 31, 2013, EBITDA and interest expense will be determined to equal EBITDA and interest expense for the quarter ending December 31, 2013 multiplied by four. For the quarter ending March 31, 2014, EBITDA and interest expense will be determined to equal EBITDA and interest expense for the first two quarters then ending multiplied by two. For the quarter ending June 30, 2014, EBITDA and interest expense will be determined to equal EBITDA and interest expense for the three quarters ending June 30, 2013 multiplied by 4/3.

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

The obligations under the Credit Agreement are guaranteed by certain of the Company’s subsidiaries and secured by liens on substantially all of the Company’s assets.

Interest expense related to the debt issuance, net of amounts capitalized of $1.3 million during the nine months ended September 30, 2013, was $2.4 million.

Amounts included in the current portion of long-term debt and capital lease obligations on the condensed consolidated balance sheets reflect the expected principal maturities under the Credit Agreement prior to the consummation of an IPO. As of September 30, 2013, the future minimum principal payments under the Credit Agreement prior to the consummation of an IPO and in the event of an IPO are as follows for the years ending December 31:

	Prior to the Consummation of an IPO	In the Event of an IPO
2013	$—	$—
2014	4,750	475
2015	9,500	950
2016	37,650	3,450
2017	45,600	92,625

	$97,500	$97,500

During the first nine months of 2013 and in November 2012, the Company entered into interest rate swap agreements, related to the outstanding debt at September 30, 2013 and December 31, 2012. See Note 6, Derivative Instruments, for further discussion of the interest rate swaps. The Credit Agreement requires the Company to swap a minimum of 50% of its outstanding term loan balance.

On June 8, 2012, the Company purchased land for the Enviva Pellets Southampton plant development. A promissory note was issued maturing on June 8, 2017 for $1.5 million and no stated interest. The effective–interest method was applied using an interest rate of 7.6% to determine the present value. The note had a present value of $1.1 million on June 8, 2012. Interest expense of $65.4 was incurred for the nine months ended September 30, 2013.

The Enviva Pellets Wiggins construction loan and working capital line are secured by all machinery and equipment located at the Enviva Pellets Wiggins plant.

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

Long-term debt, at carrying value which approximately fair value, consisted of the following:

	September 30, 2013	December 31, 2012
Enviva LP Senior Secured Credit Facility, Tranche A Advances, net of unamortized discount of $2.4 million, with quarterly interest beginning December 2012 at a Eurodollar Rate of 5.50% at September 30, 2013. Principal payments of $0.9 million are due quarterly beginning September 2014 through June 2016, $5.6 million due quarterly September 2016 through June 2017, and the final payment of $5.6 million on the November 9, 2017 maturity date.	$32,579	$32,105
Enviva LP Senior Secured Credit Facility, delayed draw term commitments with quarterly interest beginning the first quarter following the day that the cash was drawn at a Eurodollar Rate of 5.5% at September 30, 2013. Principal payments of $1.5 million are due quarterly beginning September 2014 through June 2016, $9.6 million due quarterly September 2016 through June 2017, and the final payment of $9.6 million on the November 9, 2017 maturity date.	60,000	—
Enviva LP Senior Secured Credit Facility, working capital commitments with quarterly interest beginning July 2013 at a Eurodollar Rate of 4.53% at September 30, 2013. Principal payment of $2.5 million is due November 2016.	2,500	—
Enviva Pellets Wiggins construction loan, with monthly principal and interest (at an annual rate of 6.35%) payments of $32.9 and a lump sum payment of $2.4 million on the October 18, 2016 maturity date	3,030	3,177
Enviva Pellets Wiggins working capital line, with monthly principal and interest (at an annual rate of 6.35%) payments of $10.3 and a lump sum payment of $743.3 on the October 18, 2016 maturity date	946	991
Enviva Pellets Amory note, with principal and accrued interest (at an annual rate of 6.0%) due on the August 4, 2017 maturity date.	2,000	2,000
Enviva Pellets Southampton promissory note, with principal and interest payments in the amount of $308.7 due on June 8, 2015 and 2016 and $926.1 due on June 8, 2017. Present value for 5 years at an annual rate of 7.6%.	1,120	1,120
Other loans due through July 19, 2015	689	468
Capital leases	328	298

Total long-term debt and capital lease obligations	103,192	40,159
Less current portion of long-term debt and capital lease obligations	(3,431)	(798)

Long-term debt and capital lease obligations, excluding current installments	$99,761	$39,361

(9)	Related Party Transactions

As part of the Reorganization, certain employees of the Company were transferred to Enviva Holdings, LP and therefore, on November 9, 2012, the Company entered into a six-year management services agreement with Enviva Holdings, LP (Service Provider) to provide the Company with general administrative and management services and other similar services (Services). The Company incurs the following costs:

•

A maximum annual fee in the amount of $7.2 million is due to the Service Provider. The annual fee is payable in equal quarterly installments in advance on the first business day of each January, April, July and October. On January 1 of each year, commencing in 2014, the annual fee will be multiplied by

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

102%. During the nine months ended September 30, 2013, the Company incurred and paid $5.4 million, to Enviva Holdings and the amount is included in general and administrative expenses on the condensed consolidated statement of operations. No fee was incurred to Holdings during the nine months ended September 30, 2012.

•	The Company will reimburse the Service Provider for all direct or indirect costs and expenses incurred by, or chargeable to, the Service Provider in connection with the Services. This includes (1) the portion of the salary and benefits of employees engaged in providing the Services reasonably allocable to the provision of the Services, excluding those included in the annual fee, (2) the charges and expenses of any third party retained by the Service Provider to provide any portion of the Services and (3) office rent and expenses and other overhead costs of the Service Provider incurred in connection with, or reasonably allocable to, providing the Services (collectively, Reimbursable Expenses). The Reimbursable Expenses maximum is $3.0 million per year each January 1 beginning 2014 and payable monthly. On January 1 of each year subsequent to 2014, the Reimbursable Expenses maximum will be multiplied by 102%. During the nine months ended September 30, 2013, the Company incurred $1.6 million of Reimbursable Expenses which is included in general, and administrative expenses on the condensed consolidated statement of operations. The Company paid $1.3 million to Enviva Holdings during 2013 and as of September 30, 2013, $0.3 million is included as a related party payable on the condensed consolidated balance sheet. No Reimbursable Expenses were incurred to Holdings for the nine months ended September 30, 2012.

Direct and indirect costs and expenses are either directly identifiable or allocated to the Company by the Service Provider. The general method used to allocate direct and indirect costs and expenses is established through the annual budgeting process. The Service Provider estimates the percentage of salary, benefits, third-party costs, office rent and expenses and any other overhead costs to be provided to the Company. Each month, the Service Provider allocates the actual costs accumulated in the financial system based on the estimated budgeted percentage for each type of cost. The Service Provider charges the Company for any directly identifiable costs such as goods or services provided at the Company’s request. Management believes the assumptions and allocation were made on a reasonable basis. However, these costs and expenses are not necessarily indicative of those which would have been incurred by the Company on a stand-alone basis.

Previously, the Company incurred an annual monitoring fee paid quarterly to Riverstone/Carlyle Renewable Energy Partners II, L.P., equal to 0.4% of the average value of capital contributions during a fiscal quarter. The Company incurred $0.6 million of monitoring fee expense during the nine months ended September 30, 2012. Effective November 1, 2012, the annual monitoring fee attributable to the capital deployed to Enviva, LP was included in the management services agreement fee due to Enviva Holdings, LP, therefore no monitoring fee expense has been recorded during the nine months ended September 30, 2013.

On July 25, 2012, Belgium Efforts and Enviva Holdings, LP entered into a Back–Stop Agreement as part of an approved plan by the Company’s management to sell all of the assets and business operations of Valorbois. Two members of the board of directors are also members of Belgium Efforts. Belgium Efforts paid a purchase price of €4.5 million to Norddeutsche Landesbank (Nord) for the transfer of the obligations of Valorbois. As part of the Reorganization, Valorbois was distributed to Enviva Holdings, LP. (See Note 1, Business).

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

(10)	Commitments and Contingencies

Southampton Promissory Note

In connection with the $1.5 million note issued for the Enviva Pellets Southampton land purchase, the Company received various incentives from the Industrial Development Authority of Southampton County, Virginia. The Company has commitments of investments in land, buildings, and equipment, initial investment in machinery and tools, creation of full–time jobs, average annual compensation and an investment to extend natural gas service to the site. At September 30, 2013 and December 31, 2012, the Company expected to meet the necessary requirements and had not recorded any provision for reimbursement in the financial statements.

Amory Note

The $2.0 million note issued as part of the consideration paid for an acquisition in Monroe County, Mississippi included a conversion option which allowed for the conversion of the note into a noncontrolling interest in Enviva Pellets Amory provided that written notice was given to the Company no later than 90 days prior to August 4, 2013. In the accompanying condensed consolidated balance sheets, as of September 30, 2013 and December 31, 2012, the $2.0 million note was included in long–term debt and at September 30, 2013 and December 31, 2012, accrued interest of $0.4 million and $0.3 million, respectively, and was included in long–term interest payable. On May 6, 2013, the conversion option lapsed.

(11)	Discontinued Operations

As a result of the Reorganization (see Note 1, Business), the Company distributed its 100% investment in IHE Holdings and 50% controlling investment in the Joint Venture. On November 1, 2012 the Company distributed all related assets and liabilities to Enviva Holdings, LP. Accordingly, the results of operations of IHE Holdings and the Joint Venture are presented as discontinued operations in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2012.

Included in IHE Holdings, the Company held assets and liabilities related to a wood pellet manufacturing plant based in Straubing, Germany. On November 15, 2010, the entity entered into bankruptcy. With the assets placed in a bankruptcy trust, the Company disposed of the fixed asset group and the outstanding loan balance resulting in no loss on disposal. All expenses associated with the funding of this entity during the nine months ended September 30, 2012 were recorded in loss on discontinued operations in the accompanying condensed consolidated statement of operations.

(12)	Pro Forma Earnings per Unit (EPU)

Enviva Partners, LP was formed in Delaware on November 12, 2013, and has had no activity other than its initial capitalization. On                     , 2014, the units of the Company’s interests were exchanged for common units, subordinated units and incentive distribution rights in Enviva Partners, LP, resulting in              total units outstanding. This exchange has been treated as a unit-split and loss per unit for all periods presented have been adjusted accordingly.

Basic and Diluted EPU are computed by dividing income available to common unitholders by the weighted-average number of units outstanding for the period. Changes in ownership interests during any period are weighted for the portion of the period that they were outstanding.

ENVIVA, LP AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(Unaudited)

The following is a pro forma calculation of the basic and diluted loss per unit for the nine months ended September 30, 2013 and 2012 (dollars in thousands, except per unit data):

	September 30, 2013	September 30, 2012
Net loss	$	$
Weighted average number of units
Basic and diluted loss per unit	$	$

When the transactions referred to in Note 17 of the Notes to the Consolidated Financial Statements have been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

The Board of Directors

Enviva Partners GP, LLC:

We have audited the accompanying consolidated balance sheets of Enviva, LP and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in partners’ capital, and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enviva, LP and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

[unsigned]

McLean, Virginia

April 30, 2013, except as to Note 13 which is as of May 6, 2013 and Note 17 which is as of …

ENVIVA, LP AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2012 and 2011

(In thousands, except for number of units)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$11,699	$11,227
Accounts receivable, net of allowance for doubtful accounts of $62 in 2012 and $0 in 2011	10,192	19,374
Current portion of notes receivable	23	218
Inventory	10,592	3,752
Restricted cash	11,454	—
Prepaid expenses and other current assets	1,624	1,313

Total current assets	45,584	35,884
Property, plant and equipment, net	213,395	164,133
Intangible assets, net of accumulated amortization of $441 and $3,831 in 2012 and 2011, respectively	1,309	1,619
Goodwill	4,879	4,879
Restricted cash	—	1,000
Debt issuance costs, net	6,351	—
Other long-term assets	134	2,871

Total assets	$271,652	$210,386

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$6,730	$5,535
Accrued liabilities	10,179	19,074
Deferred revenue	130	—
Current portion of interest payable	—	467
Current portion of long-term debt and capital lease obligations	798	34,717

Total current liabilities	17,837	59,793
Long-term debt and capital lease obligations	39,361	12,897
Related party note payable	—	4,481
Interest payable	333	1,233
Interest rate swap derivative	144	4,969
Other liabilities	3	490

Total liabilities	57,678	83,863
Commitments and contingencies
Partners’ capital:
Capital attributable to Enviva Holdings, LP partners	210,804	128,837
Noncontrolling partners’ interests	3,170	(2,314)

Total partners’ capital	213,974	126,523

Total liabilities and partners’ capital	$271,652	$210,386

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2012 and 2011

(In thousands, except per unit amounts and par value)

	2012		2011
Product sales		$100,537		$29,987
Other revenue		2,787		1,173

Net revenue		103,324		31,160

Cost of goods sold, excluding depreciation and amortization		91,761		31,965
Depreciation and amortization(1)		7,385		2,963

Total cost of goods sold		99,146		34,928

Gross margin		4,178		(3,768)
General and administrative expenses		21,637		15,970
Impairment of intangible asset		—		3,700
Related party monitoring fee		674		438

Loss from operations		(18,133)		(23,876)

Other income (expense):
Interest expense		(1,237)		(934)
Early retirement of debt obligation		(837)		—
Other income		447		83

Total other expense, net		(1,627)		(851)

Loss from continuing operations		(19,760)		(24,727)
Loss from discontinued operations		(30,112)		(9,858)

Net loss		(49,872)		(34,585)
Less net loss attributable to noncontrolling interests		15,703		5,101

Net loss attributable to Enviva, LP		$(34,169)		$(29,484)

Net loss per unit, basic and diluted	$		$
Weighted average number of units, basic and diluted

(1)	Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

Years ended December 31, 2012 and 2011

(In thousands)

	2012	2011
Net loss	$(49,872)	$(34,585)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(443)	480

Comprehensive loss	$(50,315)	$(34,105)

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Consolidated Statements of Changes in Partners’ Capital

Years ended December 31, 2012 and 2011

(In thousands)

	Capital Attributable to Enviva Holdings, LP	Noncontrolling Interests	Total Partners’ Capital
Balance at December 31, 2010	$32,401	$2,287	$34,688
Contributed capital	125,440	500	125,940
Foreign currency translation adjustment	480	—	480
Net loss	(29,484)	(5,101)	(34,585)

Balance at December 31, 2011	128,837	(2,314)	126,523
Contributed capital	105,189	1,000	106,189
Share-based compensation expense	509	—	509
Distribution of capital as a result of Reorganization	10,881	20,187	31,068
Foreign currency translation adjustment	(443)	—	(443)
Net loss	(34,169)	(15,703)	(49,872)

Balance at December 31, 2012	$210,804	$3,170	$213,974

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2012 and 2011

(In thousands)

	2012	2011
Cash used in operating activities:
Net loss	$(49,872)	$(34,585)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss from discontinued operations	30,112	9,858
Currency translation adjustment from discontinued operations	(443)	208
Depreciation and amortization	7,731	3,206
Impairment of intangible asset	—	3,700
Loss on disposals of fixed assets	32	12
Cash received for tenant improvements	—	215
Restricted cash	(69)	(1,000)
Share-based compensation	509	—
Change in fair value of interest rate swaps	144	—
Change in operating assets and liabilities:
Accounts receivable	6,415	(16,464)
Prepaid expenses and other assets	1,814	98
Inventory	(6,997)	(1,606)
Accounts payable and accrued liabilities	(6,998)	15,879
Accrued interest	(305)	587
Other long-term liabilities	86	275

Net cash used in operating activities of continuing operations	(17,841)	(19,617)
Net cash used in operating activities of discontinued operations	(1,607)	(2,441)

Net cash used in operating activities	(19,448)	(22,058)
Cash used in investing activities:
Purchases of property, plant and equipment	(90,471)	(89,514)
Acquisition of business	—	(7,518)
Restricted cash	(7,884)	—
Proceeds from the sale of equipment	221	40
Loans issued	—	(156)

Net cash used in investing activities of continuing operations	(98,134)	(97,148)
Net cash used in investing activities of discontinued operations	—	—

Net cash used in investing activities	(98,134)	(97,148)
Cash provided by financing activities:
Principal payments on debt and capital lease obligations	(9,537)	(1,000)
Cash paid related to debt issuance costs	(6,587)	—
Cash contribution to Enviva Holdings, LP at Reorganization	(1,104)	—
Cash restricted for debt service	(2,500)	—
Proceeds from debt issuance, net of original issue discount	32,000	—
Proceeds from issuance of noncontrolling interest	593	500
Proceeds from contributions from Enviva Holdings, LP	105,189	125,440

Net cash provided by financing activities of continuing operations	118,054	124,940
Net cash provided by financing activities of discontinued operations	—	—

Net cash provided by financing activities	118,054	124,940
Net increase in cash and cash equivalents	472	5,734
Cash and cash equivalents, beginning of period	11,227	5,493

Cash and cash equivalents, end of period	$11,699	$11,227

ENVIVA, LP AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 2012 and 2011

(In thousands)

	2012	2011
Noncash investing and financing activities:
In connection with business acquisitions, the Company assumed liabilities as follows (Note 14)
Fair value of assets acquired	$—	$14,417
Cash paid	—	(7,518)

	$—	$6,899

Fair value of liabilities assumed	$—	$6,899

The Company acquired property, plant and equipment in non-cash transactions as follows:
Land included in debt	$1,120	$—
Land included in deferred revenue	130	—
Property, plant and equipment additions included in accrued liabilities	6,474	4,381
Property, plant and equipment acquired under capital leases	165	428
Vehicles acquired under debt	—	53
Supplemental information:
Interest paid on continuing operations, net of capitalized interest of $0.2 million and $0 respectively	$1,397	$346
Interest paid on discontinued operations	—	2,760

See accompanying notes to consolidated financial statements.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(1)	Business

Enviva, LP (the Company or Enviva) was organized as a Delaware limited partnership on March 18, 2010 (inception). The Company is the world’s largest supplier by volume of utility-grade wood pellets to major power generators under long-term, take-or-pay off-take contracts. The Company acquires wood fiber from thousands of landowners and other suppliers, dries and processes that fiber into wood pellets at industrial-scale production plants and transports those products to deep-water marine terminals where they are stored and then distributed to customers. Wood pellets are sold to Northern European power generators who use them as a substitute fuel for coal in dedicated biomass or co-fired coal power plants. The Company operates five industrial-scale wood pellet production plants located in the Mid-Atlantic and Gulf Coast regions of the United States. Wood pellets are exported from a wholly owned deep-water marine terminal in Chesapeake, Virginia (the “Chesapeake terminal”) and from a third-party deep-water marine terminal in Mobile, Alabama (the “Mobile terminal”) under a long-term contract. In addition to wood pellet production, the Company also has an agreement with one U.S. integrated utility to procure and manage logistics for wood chips, which are used to fuel two converted coal-fired power plants.

On November 1, 2012, the Company and its owner (Enviva Holdings, LP or Holdings) undertook a series of transactions whereby the Company distributed certain of its subsidiaries to Holdings, primarily its 100% investment in IHE Holdings, LLC (IHE Holdings) and 50% controlling investment in a joint venture the business of which develops biomass fuel for use in the power generation industry (or the Joint Venture). On the date of the distribution, IHE Holdings held a 50% controlling investment in Valorbois, which operated a combined heat and power manufacturing facility in Thimister–Clermont, Belgium. Holdings then created a new subsidiary (Enviva MLP Holdco, LLC or Parent) and contributed its ownership in Enviva, LP to Parent. Operations that the Company distributed to Holdings are presented as discontinued operations (see Note 16, Discontinued Operations). These transactions are referred to as the Reorganization.

As a result of the Reorganization, Enviva MLP Holdco, LLC is the owner of the Company. Enviva Holdings, LP is the owner of Enviva MLP Holdco, LLC. Enviva Holdings GP, LLC (the General Partner) is the General Partner of the Company.

Holdings began operations on March 25, 2010, with a cash contribution of $5.5 million from R/C Wood Pellet Investment Partnership, LP and the sole member of the General Partner of Holdings, in exchange for 6.0 million Series A units of Enviva Holdings, LP and the acquisition of a business from IN Group Companies, LLC (IN Group) in exchange for 14.1 million Series B units of Enviva Holdings, LP. R/C Wood Pellet Investment Partnership, LP and certain affiliated funds are referred to as the “Riverstone Funds.” The acquisition was accounted for using the acquisition method of accounting and was contributed to Enviva. Under certain conditions, the Riverstone Funds committed to provide up to $244.0 million of additional capital, less a funding fee of 2%, in exchange for 244.0 million Series A units. By the end of 2012, Enviva Holdings, LP had issued 250.0 million of Series A units to the Riverstone Funds in exchange for cash contributions of $243.6 million which was contributed to Enviva, LP. By the end of 2011, Enviva Holdings, LP had issued 161.0 million of Series A units to the Riverstone Funds in exchange for cash contributions of $156.5 million. This amount was contributed to Enviva, LP.

As a result of the Reorganization, the Amended and Restated Agreement of Limited Partnership of Enviva Holdings, LP dated November 9, 2012, created two additional series of units (Series D and Series E). In 2012, Enviva Holdings, LP issued 19.9 million Series D units to the Riverstone Funds for $19.5 million. Under certain conditions, the Riverstone Funds have committed to provide up to $98.3 million of additional capital, less a

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

funding fee of 2%, in exchange for 98.3 million Enviva Holdings, LP Series D units. In 2012, Enviva Holdings, LP issued 1.1 million Series D units to IN Group in exchange for $1.1 million. Under certain conditions, IN Group has committed to provide up to $6.7 million in exchange for 6.7 million Enviva Holdings, LP Series D units. In 2012, Enviva Holdings, LP issued 28.6 Series D units to select members of the Enviva Holdings, LP management team in exchange for $28.6. Under certain conditions, the select members have committed to provide up to an additional $170.0 exchange for 170.0 Enviva Holdings, LP Series D units. Of the amounts provided to Enviva Holdings, LP for Series D units during 2012, $18.8 million was committed to Enviva, LP for the purpose of the construction of certain facilities. During 2012, $17.6 million was contributed to Enviva, LP.

Conveyance Agreement and Reorganization

On November 1, 2012, Enviva Holdings, LP, Enviva Holdings GP, Enviva, Enviva MLP Holdco, LLC (MLP Holdco), and Enviva Holdback, LLC (Holdback) entered into a contribution and conveyance agreement (the Conveyance Agreement).

Formation of MLP Holdco and Holdback Entities

Pursuant to written consent dated November 1, 2012, all of the members of the board of directors of the General Partner of Enviva Holdings, LP (the Board) agreed that it was in best interests of the General Partner and Holdings that Holdings form two limited liability companies named Enviva MLP Holdco, LLC and Enviva Holdback, LLC. The Board further authorized the Reorganization detailed within the Conveyance Agreement. Immediately prior to the Conveyance Agreement on November 1, 2012, Holdings obtained ownership of 100% LLC interests of MLP Holdco and Holdback, the newly formed entities.

Prior to Conveyance Agreement

Enviva had 100% ownership to the following:

•	Enviva Pellets Amory, LLC (Enviva Pellets Amory)

•	Enviva Pellets Ahoskie, LLC (Enviva Pellets Ahoskie)

•	Enviva Port of Chesapeake, LLC (Enviva Port of Chesapeake)

•	Enviva Pellets Northampton, LLC (Enviva Pellets Northampton)

•	Enviva Pellets Southampton, LLC (Enviva Pellets Southampton)

•	Enviva Materials, LLC (Enviva Materials)

•	IHE Holdings, LLC (IHE Holdings)

Enviva had 67% ownership to the following:

•	Enviva Pellets Wiggins, LLC (Enviva Pellets Wiggins)

Enviva had 50% ownership to the following:

•	A joint venture that develops biomass fuel for use in the power generation industry (the Joint Venture)

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Holdings had ownership to the following:

•	Partnership interest in Enviva with a 99.999% sharing ratio, pursuant to the Agreement of Limited Partnership of Enviva dated March 18, 2010,

•	1% of the current membership interest of Intrinergy Coöperatief U.A. (Coop), pursuant to the Deed of Incorporation of Coop dated July 25, 2008, and the Deed of Contribution, Transfer and Assignment of Membership Interest of Coop dated March 25, 2010, and

•	100% of the limited liability company interests in the General Partner, pursuant to the Limited Liability Company Agreement of the General Partner dated March 18, 2010.

The General Partner owned a partnership interest in the Company with a 0.001% sharing ratio, pursuant to the Agreement of Limited Partnership of Enviva dated March 18, 2010.

Reorganization

Pursuant to the Conveyance Agreement, Enviva distributed its investment in the Joint Venture and IHE Holdings (collectively the Holdback Interests) to Holdings and the General Partner in accordance with their respective sharing ratios in Enviva. Immediately following the distribution of the 0.001% portion of the Holdback Interests to the General Partner, the General Partner contributed such portion of the Holdback Interests to Holdings. Subsequently, Holdings contributed and conveyed its interest in Enviva, LP to MLP Holdco (the Reorganization).

Contribution of Enviva, LP Corporate Assets and Liabilities to Enviva Holdings, LP

As a result of the Reorganization, certain assets previously held at Enviva, LP were distributed to Enviva Holdings, LP. These assets pertained to corporate management and administrative services, which subsequent to the Reorganization are held within the Enviva Holdings, LP entity. After the reorganization, Enviva Holdings, LP provides services to Enviva, LP through a management services agreement (see Note 9, Related Party Transactions.)

A summary of all corporate assets and liabilities that were distributed from Enviva to Holdings is included below. The intercompany investments represent the investment in the Holdback entities (see Note 16, Discontinued Operations), fixed assets are related to corporate leasehold improvements where the lease is held with Holdings and general office equipment, and accrued liabilities relate primarily to corporate bonuses for Holdings employees.

Description	Amount
Intercompany investments	$(33,263)
Prepaid insurance	2,067
Property, plant and equipment, net	1,206
Deposits	722
Accrued liabilities	(1,182)
Financed insurance policies	(45)
Deferred rent	(573)

$(31,068)

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(2)	Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Enviva and its subsidiaries (collectively, the Company or Enviva). The wholly and majority owned subsidiaries include wood pellet manufacturing facilities in Monroe County, Mississippi (Enviva Pellets Amory), Hertford County, North Carolina (Enviva Pellets Ahoskie), Northampton County, North Carolina (Enviva Pellets Northampton) and Southampton County, Virginia (Enviva Pellets Southampton), an entity focused on wood procurement for third parties (Enviva Materials) and a deep-water marine terminal in Chesapeake, Virginia (Enviva Port of Chesapeake). The Company also holds a 67% controlling interest in a wood pellet manufacturing facility in Stone County, Mississippi (Enviva Pellets Wiggins). As discussed in Note 1, Business, until the Reorganization, the Company through IHE Holdings held a 50% controlling interest in a combined heat and power plant and a wood pellet manufacturing facility in Belgium (Valorbois), and a 50% controlling interest in the Joint Venture which are presented as discontinued operations in the consolidated financial statements (see Note 16, Discontinued Operations). Certain amounts in the prior period have been reclassified to conform to the current period presentation; specifically the results of these subsidiaries are included in the accompanying consolidated statements of operations as discontinued operations.

All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S., or GAAP, requires management to make judgments, estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and equivalents consist of short–term, highly liquid investments readily convertible into cash with an original maturity of three months or less.

Restricted Cash

The Company is party to irrevocable standby letters of credit, in connection with contracts between Enviva and third parties, in the ordinary course of business. As of December 31, 2012 and 2011, the Company had $1.1 million and $1.0 million, respectively, classified as restricted cash as a result of the irrevocable standby letters of credit.

In connection with the issuance of the Senior Secured Credit Facilities in 2012 (see Note 8, Long–Term Debt), the Company deposited $2.5 million of the net proceeds into a restricted debt service cash account. In addition, the Company is required to restrict amounts for the construction of our facilities as identified by the Senior Secured Credit Facilities. As of December 31, 2012, the Company had $7.9 million classified as restricted cash for construction related disbursements.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. In establishing an allowance for doubtful accounts, management considers historical losses adjusted to take into account current

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews the aging of accounts receivables monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. There were no bad debt write–offs during the years ended December 31, 2012 and 2011. The Company recorded an allowance for doubtful accounts in the amount of $62 and $0 as of December 31, 2012 and 2011, respectively. The Company does not have any off–balance–sheet credit exposure related to its customers.

Inventories

Inventories consist of raw materials, work-in-progress, consumable tooling and finished goods. Fixed production overhead, including related depreciation expense, is allocated to inventory based on the normal capacity of the facilities. To the extent we do not achieve normal production levels, the Company charges such under absorption of fixed overheads to operations. Inventories are stated at the lower of cost or market using the first–in, first–out method (FIFO) for all inventories.

Revenue Recognition

The Company primarily earns revenue by supplying wood pellets to customers under long-term, dollar-denominated contracts (also referred to as “off-take” contracts). The Company refers to the structure of the contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure the Company will be made whole in the case of the customer’s failure to accept all or a part of the contracted volumes or for termination by the customer. Each contract defines the annual volume of wood pellets that the customer is required to purchase and the Company is required to sell and the fixed-price per metric ton for a base net calorific value and the technical specifications of the product, as well as, in some instances, provides for price adjustments for actual product specification and changes in underlying costs. Revenues from the sale of pellets are recognized when the goods are shipped, title passes, the sales price to the customer is fixed and collectability is reasonably assured.

Depending on the specific off-take contract, shipping terms are either Cost, Insurance and Freight (CIF) or Free on Board (FOB). Under a CIF contract, the Company earns shipping revenue and incurs shipping costs that are recorded as revenue and cost of goods sold, respectively. Under an FOB contract, the Company does not record shipping revenue as all shipping costs are borne by the customers directly.

In some cases, the Company may purchase shipments of product from a third-party supplier and resell them in back-to-back transactions that immediately transfer title and risk of loss to the ultimate purchaser. Thus, the revenue from these transactions is recorded net of costs paid to the third-party supplier. The Company records this revenue as “Other revenue.”

In instances when a customer requests the cancellation, deferral or acceleration of a shipment, the customer may pay a fee for this service including reimbursement of any incremental costs. This revenue is included in “Product sales.”

Cost of Goods Sold

Cost of goods sold includes the costs to produce and deliver wood pellets to customers. The principal expenses to produce and deliver wood pellets consist of raw material, production and distribution costs. The Company records the cost of goods sold associated with inventory that is delivered when the product sale of

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

wood pellets to a customer is recorded. Inventory is recorded using FIFO which requires the use of judgment and estimates. Given the nature of the inventory, the calculation of cost of goods sold is based on estimates used in the valuation of the FIFO inventory and in determining the specific composition of inventory that is sold to each customer.

Derivative Instruments

The Company uses derivative financial instruments to manage its exposure to fluctuations in interest rates on long–term debt as required per the terms of the Senior Secured Credit Facilities in 2012 (see Note 8, Long–Term Debt). The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company accounts for interest rate swaps by recognizing all derivative financial instruments on the consolidated balance sheets at fair value. The Company’s interest rate swap agreements do not qualify for hedge accounting; therefore, the gain or loss is recognized in the consolidated statements of operations in other income.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, which includes the fair values of assets acquired. Equipment under capital leases are stated at the present value of minimum lease payments. Useful lives of assets are based on historical experience and are adjusted when changes in the expected physical life of the asset, its planned use, technological advances, or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively.

Depreciation and amortization are calculated using the straight–line method based on the estimated useful lives of the related assets. Plant and equipment held under capital leases are amortized on a straight–line basis over the shorter of the lease term or estimated useful life of the asset.

Construction in progress primarily represents expenditures for the development and expansion of facilities. Capitalized interest cost and all direct costs, which include equipment and engineering costs related to the development and expansion of facilities, are capitalized as construction in progress. Depreciation is not recognized for amounts in construction in progress.

Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset’s useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefit costs, incurred during the construction of a new plant are capitalized; indirect costs are not capitalized.

The principal useful lives are as follows:

Asset	Estimated useful life
Land improvements	15 to 17 years
Buildings	5 to 40 years
Machinery and equipment	2 to 25 years
Vehicles	5 to 6 years
Furniture and office equipment	2 to 10 years
Leasehold improvements	Shorter of estimated useful life or lease term, generally 10 years

Costs and accumulated depreciation applicable to assets retired or sold are removed from the accounts, and any resulting gain or loss is included in operations.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Debt Issuance Costs

The Company incurred debt issuance costs in connection with the Senior Secured Credit Facilities (see Note 8, Long–Term Debt) due 2017, which included legal fees, original issue discount, arranger fees, and other direct expenses.

Debt issuance costs, net at December 31, 2012, were $6.4 million. Amortization of deferred financing costs of $0.2 million was capitalized to construction in progress for the year ended December 31, 2012. There were no deferred financing fees incurred during the year ended December 31, 2011. Original issue discount at December 31, 2012 was $3.0 million and is recorded net of debt on the consolidated balance sheet. Amortization of original issue discount of $0.1 million was capitalized to construction in progress for the year ended December 31, 2012.

Capitalized Interest

The Company capitalizes interest cost incurred on debt during the construction of major projects. A reconciliation of total interest cost to interest expense as reported in the consolidated statements of operations for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Interest cost capitalized to construction in progress	$226	$—
Interest cost charged to operations	1,237	934

Total interest cost	$1,463	$934

Goodwill

Goodwill represents the purchase price paid for an acquired business in excess of the identifiable acquired assets and assumed liabilities. Goodwill is not amortized, but is tested for impairment annually and whenever an event occurs or circumstances change such that it is more likely than not that the fair value of the reporting unit is less than its carrying amounts. The Company has identified one reporting unit which corresponds to the Company’s one segment and has selected the fourth fiscal quarter to perform its annual goodwill impairment test.

A qualitative assessment is first made to determine whether it is necessary to perform quantitative testing. If this initial qualitative assessment indicates that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and the Company is not required to perform the two-step impairment test. Qualitative factors considered in this assessment include (i) macroeconomic conditions, (ii) past, current and projected future financial performance, (iii) industry and market considerations, (iv) changes in the costs of raw materials, fuel and labor and (v) entity-specific factors such as changes in management or customer base.

If the results of the qualitative assessment indicate that it is more likely than not that goodwill is impaired, the Company will perform a two-step impairment test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

For the years ended December 31, 2012 and 2011, the Company applied the qualitative test and determined that it was more likely than not that the estimated fair value of the reporting unit substantially exceeded the related carrying value and, accordingly, the Company was not required to apply the two-step impairment test. The Company has not recorded any goodwill impairment for the years ended December 31, 2012 and 2011.

In making this qualitative analysis, the Company evaluated the following economic factors:

•	The Company’s financial results from continuing operations reflect improved financial performance in 2012 and 2013 as reflected by increases in revenue and metric tons sold, as well as decreases in net loss.

•	The Company continued its expansion of production capacity with the completion of the Northampton plant construction in April 2013 and the completion of the Southampton plant construction in November 2013 and the expansion of the Chesapeake terminal.

•	The Company now benefits from five production plants strategically located in the Southeastern United States which is an attractive fiber region with an abundance of supply and are located near multiple transportation points.

•	The Company began deliveries under two new customer contracts in 2013.

•	The Company has had no cancellations of contracts.

•	The Company has expanded its geographic operations with its sale of wood pellets to an Asian trading house in South Korea in 2013.

Intangible Assets

The Company recorded payments made to acquire a customer contract as an intangible asset. These costs are recoverable through the future revenue streams generated from the customer contract. The Company believes this is a preferable method of accounting as the acquisition costs are so closely related to the revenue from the customer contracts that they should be recorded as an asset and charged to expense as the Company recognizes revenue. All other costs, such as general and administrative expenses and costs associated with the negotiation of a contract that is not consummated, are charged to expense as incurred.

Intangible assets are evaluated for impairment when events and changes in circumstances indicate the carrying value may not be recoverable. At December 31, 2012 and 2011, Intangible Assets included an acquired customer contract. The customer contract intangible is amortized as the Company makes deliveries during the contract term. During 2011, the Company held an acquired grant awarded by an economic development corporation for the construction of a biomass project. The Company determined that it would not pursue the biomass project and recorded an impairment charge in 2011. See Note 15, Goodwill and Other Intangible Assets.

Other Assets

Other current assets and other assets primarily consist of security deposits for utilities.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Advertising

Costs incurred related to advertising of the Company’s products and services are expensed as incurred.

Income Taxes

The Company’s U.S. operations are organized as limited partnerships and several entities that are disregarded entities for federal and state income tax purposes. As a result, the Company is not subject to U.S. federal and most state income taxes. The members and unitholders of the Company are liable for these income taxes on their share of the Company’s taxable income. Some states impose franchise and capital taxes on the Company. Such taxes are not material to the consolidated financial statements and have been included in other income (expense) as incurred.

Share–Based Compensation

Enviva Holdings, LP has granted Series C restricted units of Enviva Holdings, LP to employees of the Company. The Company recognizes all employee share–based compensation related to Enviva Holdings, LP as a cost in the consolidated financial statements and a corresponding equity adjustment. Equity–classified awards are measured at the grant date fair value using the Option Pricing Method, which employs the Black–Scholes– Merton option–pricing model. Total equity value was estimated using a discounted cash flow analysis. Share– based compensation cost was $0.5 million and $0 for the years ended December 31, 2012 and 2011, respectively, and is reported in general and administrative expenses.

During 2012, Enviva Holdings, LP granted 3.5 million Series C units with an estimated fair value of $0.29. The units primarily have a vesting schedule of three years with 25% vesting on the effective date and 25% for each anniversary date thereafter. No equity–classified awards were granted during 2011. The majority of the employees granted the Series C units were transferred to Enviva Holdings upon the Reorganization on November 1, 2012. At December 31, 2012, there were 60.0 of Series C units held by employees of the Company of which 25.7 are unvested.

The fair value of the Series C units issued during the year ended December 31, 2012, has been estimated as of the date of grant using the following weighted average assumptions:

Expected term from grant date (in years)	1.84
Risk-free interest rate	0.28%
Expected volatility	30.00
Dividend yield	—%

Impairment of Long–Lived Assets

Long–lived assets, such as property, plant and equipment, and amortizable intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long–lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to such asset or asset group’s carrying value. If the carrying value of the long–lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

flow models, quoted market values and third-party independent appraisals, as considered necessary. In July 2012, the Company recorded an impairment related to the facility operated by Valorbois of $29.8 million that is reported in discontinued operations (see Note 16, Discontinued Operations). No impairment loss was recorded during the year ended December 31, 2011.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Fair Value Measurements

The Company applies authoritative accounting guidance for fair value measurements of financial and nonfinancial assets and liabilities. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Foreign Currency

The functional currency of the Company’s discontinued foreign operations is the local currency. Accordingly, assets and liabilities of the Company’s discontinued foreign operations are translated using rates of exchange in effect at the balance sheet date, and related revenues and expenses are translated at average rates of exchange in effect during the year. Realized and unrealized translation gains and losses resulting from foreign currency changes of the Company’s foreign subsidiary operations are recorded in accumulated other comprehensive (income) loss as a component of partners’ capital on the consolidated balance sheets. As a result of the Reorganization, the Company no longer has any foreign subsidiaries.

Recent and Pending Accounting Pronouncements

In June 2011, the FASB issued amended standards regarding the presentation of comprehensive income. These amendments eliminate the option to present components of other comprehensive income as part of the statement of stockholders’ equity and require the presentation of comprehensive income, the components of net income, and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2012, the FASB updated this

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

guidance to indefinitely defer the requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. This guidance does not change the items that must be reported within other comprehensive income and the criteria for determining when an item of other comprehensive income must be reclassified to net income. These amended standards are effective for annual periods ending after December 15, 2012. The adoption of the standards did not have a material impact on the consolidated financial statements.

In May 2011, the FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders’ equity. The guidance is effective for annual periods beginning after December 15, 2011. These changes did not have a material impact on the consolidated financial statements.

(3)	Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company’s business is significantly impacted by greenhouse gas emission legislation in the European Union (the E.U.). If the E.U. reduces restrictions on carbon emissions, the Company’s ability to enter into new contracts as the current contracts expire may be adversely affected.

The Company’s primary industrial customers are located in Northern Europe. One customer accounted for 87% of the Company’s sales in 2012 and 89% of the sales in 2011.

The Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. At December 31, 2011, the Company’s cash was invested in a money market account of which $0.3 million was insured by the Federal Deposit Insurance Corporation. The program is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties. The Company has not experienced any losses and does not believe that it is exposed to any significant credit risk on any uninsured amounts. At December 31, 2012, the Company did not maintain cash in a money market account. The amount of cash in a money market account exceeding the insured limit was $3.6 million at December 31, 2011.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(4)	Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following at December 31:

	2012	2011
Land	$11,854	$10,872
Land improvements	6,943	12,364
Buildings	13,294	20,350
Machinery and equipment	108,060	120,279
Vehicles	687	521
Furniture and office equipment	358	859
Leasehold improvements	—	719

	141,196	165,964
Less accumulated depreciation	(10,365)	(6,498)

	130,831	159,466
Construction in progress	82,564	4,667

Total property, plant and equipment, net	$213,395	$164,133

Total depreciation expense from continuing operations was $7.4 million and $3.1 million for the years ended December 31, 2012 and 2011, respectively. See Note 16, Discontinued Operations.

(5)	Inventory

Inventory consisted of the following at December 31:

	2012	2011
Raw materials and work-in-process	$1,366	$1,264
Consumable tooling	2,340	1,124
Finished goods	6,886	1,364

Total inventory	$10,592	$3,752

(6)	Derivative Instruments

The Company uses interest rate swaps that meet the definition of a derivative instrument to manage changes in interest rates on its variable–rate debt instruments.

The Credit Agreement requires the Company to swap a minimum of 50% of the term loan balance outstanding under the Senior Secured Credit Facilities. In connection with the issuance of the Senior Secured Credit Facilities (see Note 8, Long–Term Debt), the Company entered into an interest rate swap arrangement on December 24, 2012, with a notional amount of $17.5 million and an effective fixed interest rate at 1.48%. The interest rate swap matures on December 24, 2015.

As of December 31, 2012, the change in fair value of this interest rate swap agreement was $0.1 million and is recognized in interest expense with the corresponding fair value of $0.1 million included in other liabilities on our consolidated balance sheets.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

The Company does not enter into derivative instruments for any purpose other than to manage cash flow. The Company does not speculate using derivative instruments. The counterparty to the interest rate swaps is a large financial institution.

At December 31, 2011, the Company (through its investment in IHE Holdings) held an interest rate swap with a notional value of €26.8 million. The interest rate swap was disposed of upon the execution of the Back– Stop Agreement between Enviva, LP and Belgium Efforts, as described in Note 9, Related Party Transactions and a gain on disposal in the amount of $4.9 million was reported in discontinued operations.

The following table presents the terms of the Company’s interest rate swap agreement as of December 31, 2012 and 2011:

Interest Rate Swap (Notional Value)	Fixed Rate Percentage	Variable Rate Percentage	Maturity	December 31, 2012 Fair Value
$17,500	1.480%	1.250%	December 24, 2015	$(144)

Interest Rate Swap (Notional Value)	Fixed Rate Percentage	Variable Rate Percentage	Maturity	December 31, 2011 Fair Value
€26,775	4.545%	2.400%	December 24, 2022	$(4,969)

(7)	Fair Value Measurements

Enviva’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued liabilities and debt. The Company believes that the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable and accrued liabilities approximate fair value because of the short–term nature of these instruments.

Interest rate swaps and long-term and short-term debt are classified as Level 2 instruments due to the usage of market prices not quoted on active markets and other observable market data. The carrying amount of Level 2 instruments approximates fair value.

(8)	Long–Term Debt

In November 2012, the Company entered into a Credit and Guaranty Agreement (the “Credit Agreement”) providing for $120.0 million aggregate principal of senior secured credit facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) $35.0 million aggregate principal amount of Tranche A advances, (ii) up to $60.0 million aggregate principal amount of delayed draw term commitments, (iii) up to $15.0 million aggregate principal amount of working capital commitments and (iv) up to $10.0 million aggregate principal amount of letter of credit facility commitments. The Tranche A facility and the delayed draw term facility mature on November 9, 2017, while the working capital facility and the letter of credit facility mature on November 9, 2016. Borrowings under the Tranche A facility, the delayed draw term facility and the working capital facility bear interest, at our option, at either (i) the base rate plus an applicable margin or (ii) the greater of 1.25% or Eurodollar rate (or LIBOR) plus an applicable margin, except for working capital borrowings which are not subject to the 1.25% floor. The base interest rate is the greater of (i) the prime rate in effect on such day; (ii) the Federal Funds Effective Rate in effect on such day plus 0.5%; and (iii) 1.0% plus the adjusted Eurodollar rate for a one month interest period in effect on such day. Applicable margin is (i) in the case of the base rate, 3.25% and (ii) in the case of the Eurodollar rate, 4.25%. The Company is required to use the proceeds

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

from borrowings under the Senior Secured Credit Facilities to complete the construction of the Northampton and Southampton plants and to increase the storage capacity of the Chesapeake terminal. Letters of credit issued under the Letter of Credit Facility are subject to a fee calculated at the applicable margin for Eurodollar Loans.

As of December 31, 2012, the Company had $35.0 million of outstanding Tranche A advances priced at the Eurodollar rate, with an effective rate of 5.5% as of December 31, 2012. Interest is payable on the Tranche A advances on December 31, March 31, June 30, and September 30 of each year. Net proceeds resulting from the issuance of the Tranche A advances, after issuance costs, establishing a debt service reserve of $2.5 million and the requisite payoff of the Chesapeake Seller Note for $7.6 million was $16.3 million. Original issue discount at December 31, 2012, was $3.0 million and is recorded net of debt on the consolidated balance sheet. Amortization of original issue discount was $0.1 million for the year ended December 31, 2012 which was capitalized to construction in progress.

As of December 31, 2012, the Company had drawn $6.0 million under the letter of credit facility. The letters of credit expire November 8, 2013, and were obtained in connection with contracts between Enviva and third parties, in the ordinary course of business. The letters of credit are not cash collateralized, and as a result, there is no debt outstanding as of December 31, 2012. The Company pays an interest rate of 4.25% on the letters of credit.

Prior to the consummation of a Qualified MLP IPO (IPO) as defined in the Credit Agreement, repayment of the Tranche A and delayed draw term facilities will be due in quarterly installments commencing on September 30, 2014. Beginning September 30, 2014 and each quarter thereafter on the last business day through June 30, 2016, the Company must repay 2.5% times the aggregate principal amount. Beginning September 30, 2016, and each quarter thereafter on the last business day through June 30, 2017, the Company must pay 16.0% times the aggregate principal amount. On the Term Maturity Date of November 9, 2017, all remaining principal amounts thereof will be due. In the event of an IPO as defined in the Credit Agreement, the quarterly amount due is reduced to 1.0% per annum times the aggregate principal amount with all remaining principal amounts due on the Term Maturity Date.

The Company is also required to make mandatory prepayments in the event of any of the following:

•	Prior to the consummation of an IPO, beginning with the quarter ending March 31, 2014 and for each quarter thereafter, in an amount equal to 75% of excess cash flow, as defined in the Credit Agreement. Following the consummation of an IPO, no payments from excess cash flow are required.

•	On the date of receipt of an any equity proceeds from an IPO, in an amount equal to the lesser of (i) 50.0% of the proceeds or (ii) an amount required to reduce outstanding borrowing under the Credit Agreement as of such date to an amount that results in a ratio of total debt to projected EBITDA for the twelve month period following such date of no greater than 2.5:1.00.

•	Following the earlier of the date on which (i) the expansion of the Port of Chesapeake, Northampton and Southampton have achieved commercial operations or (ii) December 13, 2013, in an amount equal to the amount in the construction disbursement account, if any.

•	Following the sale, transfer or other disposition of any asset in an amount greater than $0.8 million or for a series of related transactions, in an amount greater than $1.0 million, an amount equal to the proceeds.

•	Following the receipt of any proceeds from debt issued other than as permitted under the Credit Agreement or any insurance proceeds, in an amount equal to the proceeds received.

Repayment of the working capital commitments will be due and termination of the letter of credit facility commitments will occur on November 9, 2016.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, limitations on the Company’s ability to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates and (viii) consolidate or merge. As of December 31, 2012, the Company is in compliance with all material covenants and restrictions associated with, and no events of default existed under, the Credit Agreement.

Beginning the quarter ending December 31, 2013, and until a repayment event occurs, the Company must maintain, as of the last day of any fiscal quarter, a ratio of total debt to EBITDA (Leverage Ratio) of not more than 3.50:1.00 for the quarter ending December 31, 2013, 3.00:1.00 for the quarter ending March 31, 2014, 2.75:1.00 for the quarter ending June 30, 2014, and 2.50:1.00 for the quarter ending September 30, 2014 and thereafter for the four previous consecutive quarters. In addition, the Company must maintain as of the last day of any fiscal quarter, beginning the fiscal quarter ending December 31, 2013, a ratio of EBITDA to interest expense (Interest Coverage Ratio) of not less than 3.50:1.00 for the four previous consecutive quarters. For the quarter ending December 31, 2013, EBITDA and interest expense will be determined to equal EBITDA and interest expense for the quarter ending December 31, 2013 multiplied by four. For the quarter ending March 31, 2014, EBITDA and interest expense will be determined to equal EBITDA and interest expense for the first two quarters then ending multiplied by two. For the quarter ending June 30, 2014, EBITDA and interest expense will be determined to equal EBITDA and interest expense for the three quarters ending June 30, 2013 multiplied by 4/3.

The obligations under the Credit Agreement are guaranteed by certain of the Company’s subsidiaries and secured by liens on substantially all of the Company’s assets.

Interest expense related to the debt issuance, net of amounts capitalized of $0.2 million in 2012, was $0.2 million in 2012.

Amounts included in the current portion of long-term debt and capital lease obligations on the accompanying consolidated balance sheet as of December 31, 2012 reflect the expected principal maturities under the Credit Agreement prior to the consummation of an IPO. As of December 31, 2012, the future minimum principal payments under the Credit Agreement prior to the consummation of an IPO and in the event of an IPO are as follows for the years ending December 31:

	Prior to the Consummation of an IPO	In the Event of an IPO
2013	$—	$—
2014	1,750	175
2015	3,500	350
2016	12,950	350
2017	16,800	34,125

	$35,000	$35,000

In December 2012, the Company entered into an interest rate swap agreement, related to the outstanding debt at 2012. See Note 6, Derivative Instruments, for further discussion of the interest rate swap. The Credit Agreement requires the Company to swap a minimum of 50% of its outstanding term loan balance.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

On June 8, 2012, the Company purchased land for the Enviva Pellets Southampton plant development. A promissory note was issued maturing on June 8, 2017 for $1.5 million and no stated interest. The effective– interest method was applied using an interest rate of 7.6% to determine the present value. The note had a present value of $1.1 million on June 8, 2012. Interest expense of $42.6 was incurred during 2012.

The long–term debt related to the purchase of the Chesapeake terminal was recorded at fair value on the acquisition date. Proceeds from the Credit Facilities were applied in the amount of $7.6 million to pay the debt in full as of November 9, 2012. Principal and accrued interest were paid in full in the amount of $6.8 million and an early retirement of debt obligation in the amount of $0.8 million was incurred and is included in the accompanying consolidated statement of operations.

As of December 31, 2011, Valorbois (see Note 16, Discontinued Operations) was not in compliance with a nonfinancial covenant in a nonrecourse debt agreement and therefore the entire principal portion was classified as current on the consolidated balance sheet. The Valorbois Facility A and Facility C term loans were secured by all capital shares held by the Company and the former Valorbois joint venture partner, Shanks SA (see Note 12, Partners’ Capital).

On July 25, 2012, Belgium Efforts LLC (Belgium Efforts) and Enviva Holdings, LP entered into a Back– Stop Agreement as part of an approved plan by the Company’s management to sell all of the assets and business operations of Valorbois (see Note 9, Related Party Transaction). Belgium Efforts agreed to acquire all amounts outstanding for a purchase price of €4.5 million to Norddeutsche Landesbank (Nord) for the transfer of the obligations of Valorbois. There were no additional borrowings by Valorbois during 2012. As part of the Reorganization (see Note 1, Business), on November 1, 2012, the Company distributed Valorbois (through IHE Holdings) to Enviva Holdings, LP and is presented as discontinued operations.

The Enviva Pellets Wiggins construction loan and working capital line are secured by all machinery and equipment located at the Enviva Pellets Wiggins plant.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Long–term debt, at carrying value which approximates fair value, at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Enviva LP Senior Secured Credit Facility, net of unamortized discount of $2.9 million, with quarterly interest at a Eurodollar Rate of 5.50% at December 31, 2012. Principal payments of $0.9 million are due quarterly beginning September 2014 through June 2016 and $5.6 million quarterly beginning September 2016 through June 2017 and the final payment of $5.6 million due on the November 9, 2017 maturity date.	$32,105	$—
Valorbois Facility A term loan, with monthly interest at the rate of EURIBOR plus 2.40% (3.405% at December 31, 2011). Principal payments of $1.0 million are due on June 30 and December 31, 2012 with subsequent semi-annual payments of increasing amounts until the final payment of $1.9 million due on the December 31, 2022 maturity date.	—	32,863
Valorbois Facility C term loan, with monthly interest at the rate of EURIBOR plus 2.40% (3.405% at December 31, 2011). A principal payment of $0.9 million is due on the June 30, 2012 maturity date.	—	931
Enviva Pellets Wiggins construction loan, with monthly principal and interest (at an annual rate of 6.35%) payments of $32.9 and a lump sum payment of $2.4 million on the October 18, 2016 maturity date. Loan was assumed as part of Enviva Pellets Wiggins acquisition.	3,177	3,361
Enviva Pellets Wiggins working capital line, with monthly principal and interest (at an annual rate of 6.35%) payments of $10.3 and a lump sum payment of $0.7 million on the October 18, 2016 maturity date. Loan was assumed as part of Enviva Pellets Wiggins acquisition.	991	1,049
Enviva Pellets Amory convertible note, with principal and accrued interest (at an annual rate of 6.0%) due on the August 4, 2017 maturity date. At any time prior to August 4, 2013, the principal, excluding accrued interest, can be converted into a noncontrolling interest in Enviva Pellets Amory.	2,000	2,000
Enviva Pellets Southampton promissory note, with principal and interest payments in the amount of $308.7 due on June 8, 2015 and 2016 and $926.1 due on June 8, 2017. Present value for 5 years at an annual rate of 7.6%.	1,120	—
Enviva Port of Chesapeake periodic payments agreement, with payments in the amount of $1.0 million due within ten business days following each of the first ten annual anniversaries of January 20, 2011 (closing date). Present value for ten years at an annual rate of 7.39%.	—	6,899
Other loans due through July 19, 2015	468	35
Capital leases	298	476

Total long-term debt and capital lease obligations	40,159	47,614
Less current portion of long-term debt and capital lease obligations	(798)	(34,717)

Long-term debt and capital lease obligations, excluding current installments	$39,361	$12,897

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

The aggregate maturities of long–term debt and capital leases are as follows:

Year Ending December 31:
2013	$798
2014	2,120
2015	3,939
2016	16,537
2017	19,660
Later years	—

$43,054

Depreciation expense from continuing operations relating to assets held under capital leases was $0.2 million and $0.2 million for the years ended December 31, 2012 and 2011, respectively.

(9)	Related Party Transactions

As part of the Reorganization, certain employees of the Company were transferred to Enviva Holdings, LP and therefore, on November 9, 2012, the Company entered into a six-year management services agreement with Enviva Holdings, LP (Service Provider) to provide the Company with general administrative and management services and other similar services (Services). The Company incurs the following costs:

•	A maximum annual fee in the amount of $7.2 million is due to the Service Provider. The annual fee is payable in equal quarterly installments in advance on the first business day of each January, April, July and October. On January 1 of each year, commencing in 2014, the annual fee will be multiplied by 102%.

•	The Company will reimburse the Service Provider for all direct or indirect costs and expenses incurred by, or chargeable to, the Service Provider in connection with the Services. This includes (1) the portion of the salary and benefits of employees engaged in providing the Services reasonably allocable to the provision of the Services, excluding those included in the annual fee, (2) the charges and expenses of any third party retained by the Service Provider to provide any portion of the Services and (3) office rent and expenses and other overhead costs of the Service Provider incurred in connection with, or reasonably allocable to, providing the Services (collectively, Reimbursable Expenses). The Reimbursable Expenses maximum is $3.0 million per year each January 1 beginning 2014 and payable monthly. On January 1 of each year subsequent to 2014, the Reimbursable Expenses maximum will be multiplied by 102%.

•	For the period November 9, 2012 through December 31, 2012, a 2012 annual fee and reimbursable expenses charge was incurred in the amount of $2.2 million and is included in general and administrative expenses on the consolidated statement of operations.

•	A nonrefundable construction management fee is payable to the Service Provider commencing on November 9, 2012 and ending on December 31, 2013 in equal quarterly installments on the first business day of January, April, July, and October 2013. The amount is an aggregate fee of $2.2 million. During 2012, the Company included $0.3 million of the construction management fee in general and administrative expenses on the consolidated statement of operations.

Direct and indirect costs and expenses are either directly identifiable or allocated to the Company by the Service Provider. The general method used to allocate direct and indirect costs and expenses is established

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

through the annual budgeting process. The Service Provider estimates the percentage of salary, benefits, third-party costs, office rent and expenses and any other overhead costs to be provided to the Company. Each month, the Service Provider allocates the actual costs accumulated in the financial system based on the estimated budgeted percentage for each type of cost. The Service Provider charges the Company for any directly identifiable costs such as goods or services provided at the Company’s request. Management believes the assumptions and allocation were made on a reasonable basis. However, these costs and expenses are not necessarily indicative of those which would have been incurred by the Company on a stand-alone basis.

The Company incurred an annual monitoring fee paid quarterly to Riverstone/Carlyle Renewable Energy Partners II, L.P. equal to 0.4% of the average value of capital contributions during a fiscal quarter. The Company incurred $0.7 million and $0.4 million of monitoring fee expense during the years ended December 31, 2012 and 2011, respectively. Effective November 1, 2012, the annual monitoring fee attributable to the capital deployed to Enviva, LP was included in the management services agreement fee due to Enviva Holdings, LP.

On July 25, 2012, Belgium Efforts and Enviva Holdings, LP entered into an agreement as part of an approved plan by the Company’s management to sell all of the assets and business operations of Valorbois. Two members of the board of directors are also members of Belgium Efforts. Belgium Efforts paid a purchase price of €4.5 million to Norddeutsche Landesbank (Nord) for the transfer of the obligations of Valorbois. As part of the Reorganization, Valorbois was contributed to Enviva Holdings, LP. (See Note 1, Business).

(10)	Operating Leases

On November 17, 2010, the Company entered into a noncancelable operating lease beginning January 2011 for office space in Maryland. The term of the lease is eleven years. As a result of the Reorganization, this lease was assigned to Enviva Holdings, LP and is included in the management services agreement fee effective November 1, 2012. Leasehold improvements of $10.4 were included in construction in progress as of December 31, 2011. Leasehold improvements were amortized over the shorter of the estimated useful life of the improvements, which ranged from 5 to 10 years, and the lease term. Rent expense was $0.5 million and $0.4 million for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2012 are:

2013	$803
2014	747
2015	668
2016	425
2017	299
Later years	40

Total minimum lease payments	$2,982

(11)	Income Taxes

The Company’s U.S. operations are organized as limited partnerships and several entities that are disregarded entities for federal and state income tax purposes. As a result, the Company is not subject to U.S.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

federal and most state income taxes. The members and unitholders of the Company are liable for these income taxes on their share of the Company’s taxable income. Some states impose franchise and capital taxes on the Company. Such taxes are not material to the consolidated financial statements and have been included in other income (expense) incurred. Accordingly, no provision for federal or state income taxes has been recorded in the consolidated financial statements.

For fiscal year 2012, the only periods subject to examination for federal and state tax returns are 2009 through 2012. In foreign taxing jurisdictions, the periods open to examination for the various entities consist of years 2007 through 2012. The Company believes its income tax filing positions, including its status as a pass– through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated balance sheet. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded.

(12)	Partners’ Capital

Controlling Interest

MLP Holdco owns 100% of the Company.

Noncontrolling Interests

Noncontrolling interests of partners’ capital consist of: (i) Enviva Pellets Wiggins, LLC, (ii) Valorbois, and (iii) the Joint Venture.

Enviva Pellets Wiggins, LLC

On October 12, 2010, the Company acquired a 50% controlling interest in Tomorrow’s Energy, LLC (subsequently renamed Enviva Pellets Wiggins, LLC), a Mississippi limited liability company located in Stone County, Mississippi. Per the Fourth Amended and Restated Limited Liability Company Agreement of Tomorrow’s Energy LLC, a Mississippi limited liability company, dated October 10, 2010, Enviva and the former owners of Tomorrow’s Energy LLC were each granted 10.0 million Series B units in the joint venture. Enviva committed to invest up to $10.0 million in expansion and other capital for the plant in return for 10.0 million Series A units. Due to capital requirements, the Enviva Pellets Wiggins board of managers approved for Enviva to invest an additional $10.0 million in return for an additional 10.0 million Series A units and 10.0 million Series B units. At December 31, 2012, the Company held 20.0 million of the 30.0 million outstanding Series B units which accounted for a 67% controlling interest.

As part of the Tomorrow’s Energy acquisition, a prior owner and now a holder of an interest in Series B units of Enviva Pellets Wiggins, was granted the option to purchase up to 0.5 million Series A Preferred units in the joint venture. In early 2011, the prior owner exercised this option and was granted 0.5 million Series A Preferred units in return for a cash contribution of $0.5 million. Board and voting control still resides with the Company.

Valorbois

Previously, the Company held a 50% controlling interest in the Valorbois plant through its investment in IHE Holdings. Shanks SA held a noncontrolling interest in the joint venture. As part of the Reorganization, the Company’s investment in the joint venture in the Valorbois plant was distributed to Enviva Holdings.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Joint Venture

On November 18, 2011, the Company acquired a 50% controlling interest in the Joint Venture, which was organized as a Delaware limited liability company and formed to develop biomass fuel for use in the power generation industry. The joint venture partner was required to contribute $1.0 million as an initial capital contribution into the Joint Venture. The contribution consisted of a cash contribution of $0.6 million and an intangible asset of $0.4 million. As part of the Reorganization, the Joint Venture was distributed to Enviva Holdings.

	Valorbois	Series B Preferred Units Enviva Pellets Wiggins, LLC	Series A Preferred Units Enviva Pellets Wiggins, LLC Prior Owner	Joint Venture	Total Noncontrolling Interests
Noncontrolling interests December 31, 2010	$(597)	$2,885	$—	$—	$2,288
Change in noncontrolling interests:
Contribution	—	—	500	—	500
Net loss	(4,980)	—	(121)	—	(5,101)

Noncontrolling interests December 31, 2011	(5,577)	2,885	379	—	(2,313)
Change in noncontrolling interests:
Contribution	—	—	—	1,000	1,000
Net loss	(15,535)	—	(94)	(74)	(15,703)
Distribution of discontinued operations to Enviva Holdings	21,112	—	—	(926)	20,186

Noncontrolling interests December 31, 2012	$—	$2,885	$285	$—	$3,170

Comprehensive Loss

Comprehensive loss includes net loss and other comprehensive (income) loss. Other comprehensive (income) loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of partners’ capital but are excluded from net loss. The Company’s other comprehensive (income) loss consists of foreign currency translation adjustments from the Company’s discontinued foreign operations not using the U.S. dollar as their functional currency.

The following table presents the components of comprehensive loss for the years ended December 31, 2012 and 2011:

	2012	2011
Net loss	$49,872	$34,585
Other comprehensive loss (income):
Change in foreign currency translation	443	(480)

Total comprehensive loss	$50,315	$34,105

Accumulated other comprehensive loss (income) was as follows at December 31:

	2012	2011
Change in foreign currency translation	$443	$(480)

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(13)	Commitments and Contingencies

Southampton Promissory Note

In connection with the $1.5 million note issued for the Enviva Pellets Southampton land purchase, the Company received various incentives from the Industrial Development Authority of Southampton County, Virginia. The Company has commitments of investments in land, buildings, and equipment, initial investment in machinery and tools, creation of full–time jobs, average annual compensation and an investment to extend natural gas service to the site. At December 31, 2012, the Company expected to meet the necessary requirements and had not recorded any provision for reimbursement in the financial statements.

Amory Convertible Note

The $2.0 million note issued as part of the consideration paid for an acquisition in Monroe County, Mississippi included a conversion option which allowed for the conversion of the note into a noncontrolling interest in Enviva Pellets Amory provided that written notice was given to the Company no later than 90 days prior to August 4, 2013. The conversion amount excludes accrued interest and the ownership percentage is calculated by dividing the outstanding $2.0 million conversion amount by $12.0 million. The noncontrolling interest is not entitled to any preferences in terms of voting, distributions or otherwise. On the accompanying consolidated balance sheets, as of December 31, 2012 and 2011, the $2.0 million note was included in long–term debt, and at December 31, 2012 and 2011, accrued interest of $0.3 million and $0.2 million, respectively, and was included in long–term interest payable. On May 6, 2013, the conversion option lapsed.

(14)	Acquisition of Deep-Water Marine Terminal Location

On January 20, 2011, the Company purchased a deep-water marine terminal location in Chesapeake, Virginia for $7.5 million plus additional payments of $1.0 million on the first 10 anniversaries of the closing date. The discount was accreted as interest expense before the note was paid in full from proceeds from the 2012 Credit Facilities (see Note 8, Long–Term Debt).

The amounts recognized in the accompanying consolidated financial statements for the transaction was as follows:

2011	Giant Cement
Land	$8,132
Land improvements	3,294
Buildings	115
Machinery and equipment	2,865
Furniture and office equipment	11

Total assets acquired	$14,417

Cash	$7,518
Debt	6,899

Payment and financing	$14,417

Total acquisition costs of $0.2 million were expensed for the year ended December 31, 2011, and are included in general and administrative expenses in the accompanying consolidated statements of operations.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(15)	Goodwill and Other Intangible Assets

Acquired Intangible Assets

		December 31, 2012			December 31, 2011
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Economic development grant	3 years	$—	$—	$—	$3,700	$(3,700)	$—
Wood pellet contract	6 years	1,750	(441)	1,309	1,750	(131)	1,619

Total		$1,750	$(441)	$1,309	$5,450	$(3,831)	$1,619

Intangible assets at December 31, 2012 and 2011 included the cost of an acquired six-year wood pellet contract with a European utility company in 2010. The Company is amortizing the contract asset as deliveries are made during the contract term. During 2012 and 2011, amortization of $0.3 million and $0.1 million, respectively, is included in cost of goods sold in the accompanying statements of operations. Included at December 31, 2011, was an acquired $5.0 million grant from the Martinsville Henry County Economic Development Corporation, with a fair value at acquisition of $3.7 million, to complete a research and development project for the benefit of the Virginia Tobacco Indemnification and Community Revitalization Commission. During 2011, the Company determined that it would not pursue the biomass project and recorded an impairment charge of $3.7 million to write off the value of the asset to $0.

Goodwill

On March 25, 2010, Enviva Holdings, LP acquired a business from IN Group Companies, LLC in exchange for 14.1 million Series B units in Enviva Holdings, LP, which resulted in goodwill of $4.8 million. Additionally, on August 4, 2010, the Company acquired a company now known as Enviva Pellets Amory which generated $0.1 million of goodwill. There were no changes to goodwill in 2012 or 2011.

(16)	Discontinued Operations

As a result of the Reorganization (see Note 1, Business), the Company distributed its 100% investment in IHE Holdings and 50% controlling investment in the Joint Venture. On November 1, 2012 the Company distributed all related assets and liabilities to Enviva Holdings, LP. Accordingly, the results of operations of IHE Holdings and the Joint Venture are presented as discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2012. The Company’s consolidated statement of operations for 2011 has been adjusted to conform.

IHE Holdings primarily held assets and liabilities related to a combined heat and power manufacturing facility in Thimister–Clermont, Belgium (Valorbois). Discontinued operations includes a loss of $29.9 million for the year ended December 31, 2012 and $9.9 million for the year ended December 31, 2011 related to Valorbois. The Joint Venture develops biomass fuel for use in the power generation industry. Discontinued operations includes a loss of $0.1 million and $0 for the years ended December 31, 2012 and 2011, respectively.

Included in IHE Holdings, the Company held assets and liabilities related to a wood pellet manufacturing plant based in Straubing, Germany. On November 15, 2010, the entity entered into bankruptcy. With the assets

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

placed in a bankruptcy trust, the Company disposed of the fixed asset group and the outstanding loan balance resulting in no loss on disposal. All expenses associated with the funding of this entity during 2012 and 2011 were recorded in loss on discontinued operations in the accompanying consolidated statements of operations. The gross amount of all remaining assets and liabilities and losses are not material.

Summarized results of discontinued operations from IHE Holdings and the Joint Venture were as follows for the years ended December 31:

	2012			2011
	IHE Holdings	Joint Venture	Total	IHE Holdings	Joint Venture	Total
Net revenue	$5,671	$—	$5,671	$3,000	$—	$3,000
Cost of goods sold	(8,222)	—	(8,222)	(5,267)	—	(5,267)
Gain on interest rate swap	4,927	—	4,927	—	—	—
Interest expense	(1,290)	—	(1,290)	(4,738)	—	(4,738)
Asset impairment	(29,794)	—	(29,794)	—	—	—
Discontinued operations	(29,963)	(149)	(30,112)	(9,858)	—	(9,858)

The discontinued operations of IHE Holdings and the Joint Venture were distributed to Enviva Holdings, LP. The following net assets (liabilities) were contributed:

	IHE Holdings	Joint Venture	Total
Current assets	$3,881	$571	$4,452
Property, plant and equipment, net	4,812	—	4,812
Other long-term assets	—	284	284

Total assets	8,693	855	9,548

Current liabilities	36,743	4	36,747
Long-term liabilities	6,064	—	6,064

Total liabilities	42,807	4	42,811

Net assets (liabilities) distributed to Enviva Holdings, LP	$(34,114)	$851	$(33,263)

(17)	Subsequent Events

Series D Unit Issuances

During 2013, Enviva Holdings, LP issued 64.8 million Series D units to the Riverstone Funds for $63.5 million. During the first nine months of 2013, Enviva Holdings, LP issued 3.6 million Series D units to IN Group in exchange for $3.6 million. During the first nine months of 2013, Enviva Holdings, LP issued 93.2 Series D units to select members of the Enviva Holdings, LP management team in exchange for $93.2. Of the amounts provided to Enviva Holdings, LP for Series D units during 2013, Enviva Holdings, LP committed and contributed $58.3 million to Enviva, LP for the purpose of the construction of certain facilities.

ENVIVA, LP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars and units in thousands, unless otherwise noted)

Credit Agreement

During January 2013, the Company drew an additional $15.0 million under the delayed draw term facility bearing interest at a rate of 5.5%. Interest is payable on April 10, July 10, October 10, and January 10, of each year, beginning on April 10, 2013. During March 2013, the Company drew an additional $20.0 million under the delayed draw term facility bearing interest at a rate of 5.5%. Interest is payable on June 8, September 8, December 8, and March 8, of each year, beginning on June 8, 2013. During May 2013, the Company drew an additional $16.0 million under the delayed draw term facility bearing interest at a rate of 5.5%. Interest is payable on August 2, November 2, February 2, and May 2, of each year, beginning on August 2, 2013. During September 2013, the Company drew an additional $9.0 million under the delayed draw term facility bearing interest at a rate of 5.5%. Interest is payable on December 5, March 5, June 5, and September 5 of each year, beginning on December 5, 2013.

During April 2013, the Company drew $5.0 million under the working capital facility bearing interest at a rate of 4.53%. Interest is payable on July 23, October 23, January 23, and April 23 of each year, beginning on July 23, 2013. During August 2013, the Company paid $2.5 million in principal and interest against the outstanding working capital facility.

During the nine months ended September 30, 2013, the Company increased the notional amount of its December 2012 interest rate swap to $32.5 million. The interest rate swap matures on December 24, 2015. The Company entered into an additional interest rate swap in January 2013 with a notional amount of $17.5 million and an effective fixed interest rate of 1.4925%. During the nine months ended September 30, 2013, the Company increased the notional amount of the additional interest rate swap to $32.5 million. The interest rate swap matures on December 30, 2016.

Pro Forma Earnings per Unit (EPU)

Enviva Partners, LP was formed in Delaware on November 12, 2013, and has had no activity other than its initial capitalization. On                     , 2014, the units of the Company’s interests were exchanged for common units, subordinated units and incentive distribution rights in Enviva Partners, LP, resulting in              total units outstanding. This exchange has been treated as a unit-split and loss per unit for all periods presented have been adjusted accordingly.

Basic and Diluted EPU are computed by dividing income available to common unitholders by the weighted-average number of units outstanding for the period. Changes in ownership interests during any period are weighted for the portion of the period that they were outstanding.

The following is a pro forma calculation of the basic and diluted loss per unit for the year ended December 31, 2012 and 2011 (dollars in thousands, except per unit data) (unaudited):

	December 31, 2012	December 31, 2011
Net loss	$	$
Weighted average number of units
Basic and diluted loss per unit	$	$

Report of Independent Registered Public Accounting Firm

The Board of Directors

Enviva Partners GP, LLC:

We have audited the accompanying balance sheet of Enviva Partners, LP (the “Company”) as of November 12, 2013 (date of inception). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Enviva Partners, LP as of November 12, 2013 (date of inception), in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia

December 6, 2013

ENVIVA PARTNERS, LP

BALANCE SHEET AS OF NOVEMBER 12, 2013 (DATE OF INCEPTION)

Assets	$—

Total Assets	$—

Partners’ Capital:
Limited Partners’ Capital	$1,000
Receivable from Partner	(1,000)

Total Partners’ Capital	$—

ENVIVA PARTNERS, LP

NOTE TO THE BALANCE SHEET

1.	Nature of Operations

Enviva Partners, LP (the “Partnership”) is a Delaware limited partnership formed on November 12, 2013.

Enviva Holdings, LP has committed to contribute $1,000 to the Partnership in exchange for a 100% limited partner interest in the Partnership. These contributions receivable are reflected as a reduction to equity in accordance with generally accepted accounting principles. The accompanying financial statement reflects the financial position of the Partnership immediately subsequent to this initial capitalization. There have been no other transactions involving the Partnership as of November 12, 2013. Enviva Partners GP, LLC will serve as the general partner of the Partnership.

Appendix A

FORM OF AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ENVIVA PARTNERS, LP

[TO BE FILED BY AMENDMENT]

A-1

Appendix B

GLOSSARY OF TERMS

adjusted operating surplus: adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase during that period in working capital borrowings; less

•	any net decrease during that period in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; plus

•	any net decrease during that period in working capital borrowings; plus

•	any net increase during that period in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

BACT: Best Available Control Technology, an emissions standard reflecting the maximum amount of reduction for a regulated pollutant which the U.S. Environmental Protection Agency determines is achievable at a facility through the application of production processes or available methods, systems and techniques.

baseload: the minimum amount of power that a utility or distribution company must make available to its customers, or the amount of power required to meet minimum demands based on reasonable expectations of customer requirements.

basket: a maximum dollar amount for a specific exception to a contract provision.

bioenergy: energy made available from materials derived from biological sources.

biofuel: a fuel (in liquid or solid form) that contains energy from materials derived from biological sources.

biogenic emissions: emissions from natural sources, such as plants and trees.

biomass: any organic biological material, derived from living organisms, that stores energy from the sun.

build and copy: a construction approach that utilizes the same engineered design, the same equipment vendors and substantially the same contractors for each new production plant, which reduces time, cost and performance risk associated with new construction and allows for more efficient plant ramp-up as new employees are trained on the same equipment used at all existing plants.

bulk carrier: a merchant ship specially designed to transport unpackaged bulk cargo, such as grains, coal, ore and cement, in its cargo holds.

CAGR: acronym for compound annual growth rate, which refers to the year-over-year growth rate of a given value over a specified period of time.

calorific value: the calories or thermal units contained in one unit of a substance and released when the substance is burned.

cap and trade program: a market-based regulatory approach used to control pollution by providing economic incentives for achieving reductions in the emissions of pollutants.

capital expenditure: funds used to acquire or upgrade physical assets such as property, industrial buildings or equipment.

capital surplus: any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity interests and long-term borrowings; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

carbon price floor: a tax on fossil fuels used in electricity generation. These fossil fuels are subject to a “carbon price support rate” based on carbon content which will create in essence a carbon price floor.

carbon profile: the total sets of greenhouse gas emissions caused by an organization, event, product or person.

CHP: combined heat and power, the use of a heat engine or power station to simultaneously generate electricity and useful heat.

CIF: Cost, Insurance and Freight. Where a contract for the sale of goods contains CIF shipping terms, the seller is obligated to pay the costs and freight necessary to bring the goods to the named port of destination, but the risk of loss is transferred from the seller to the buyer when the goods pass the ship’s rail in the port of shipment.

CO2: carbon dioxide.

co-fire: the combustion of two different types of materials at the same time. For example, biomass is sometimes co-fired in existing coal plants instead of new biomass plants.

compound annual growth rate: the year-over-year growth rate of an investment over a specified period of time.

cost pass-through: a mechanism in commercial contracts that passes increased costs through to the purchaser.

deforestation: the removal of a forest or stand of trees where the land is thereafter converted to a non-forest use.

Delaware Act: Delaware Revised Uniform Limited Partnership Act.

demurrage: the period during which the charterer of a shipping vessel remains in possession of the vessel after the period normally allowed to load and unload cargo. Demurrage can also refer to the charges that the charterer pays to the ship owner for the extra use of the vessel, i.e., the liquidated damages for breaching the laytime (the time allowed for loading and unloading cargo) set forth in the governing contract.

dispatchable generation: sources of electricity that can be dispatched at the request of power grid operators; that is, generating plants that can be turned on or off, or can adjust their power output on demand.

dry bulk: describes commodities which are shipped in large, unpackaged amounts.

end-user: a person who uses a product.

expansion capital expenditures: cash expenditures that we expect will increase our operating capacity or net income over the long term.

feed-in-tariff: an economic policy designed to promote active investment in and production of renewable energy sources through the use of long-term contracts and pricing tied to costs of production.

feedstock: any material from which goods, finished products or intermediate materials (that are also feedstock) are manufactured.

fiber basket: a geographic area in which wood fiber resources can be obtained.

final energy consumption: the total energy consumed by end users, such as households, industry and agriculture. It is the energy which reaches the final consumer’s door and excludes that which is used by the energy sector itself.

FOB: Free On Board. Where a contract for the sale of goods contains FOB shipping terms, the seller completes delivery when the goods pass the ship’s rail at the named port of shipment, and the buyer must bear all costs and risk of loss from such point.

Forest Stewardship Council: an international not-for-profit, multi-stakeholder organization established in 1993 to promote environmentally sound, socially beneficial management of the world’s forests.

fossil fuels: fuels formed by natural processes such as anaerobic decomposition of dead organisms. Fossil fuels contain high percentages of carbon and include coal, petroleum and natural gas.

GAAP: Generally Accepted Accounting Principles in the United States.

geothermal energy: energy available as heat emitted from within the earth’s crust, usually in the form of hot water or steam.

GHG: greenhouse gases.

green ton: a measurement unit used for “green” wood, raw wood that has just been harvested or delivered to the mill and has higher moisture content than processed wood.

growing stock: the above-stump volume of all living trees on a given piece of timberland.

GW: gigawatt. A gigawatt is equal to one billion watts.

hammermilling: shredding materials into fine particles.

investment capital expenditures: cash expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely consist of cash expenditures made for investment purposes.

kWh: kilowatt hour. A unit of energy equal to 1,000 watt hours or 3.6 megajoules.

Kyoto Protocol: an international treaty that sets binding obligations on industrialized countries to reduce emissions of greenhouse gases.

levelized cost of electricity: the price at which electricity must be generated from a specific source to break even over the lifetime of the project. It is an economic assessment of the cost of the energy-generating system, including all the costs over its lifetime: initial investment, operations and maintenance, cost of fuel and cost of capital.

LIBOR: the London Interbank Offered Rate.

load factor: the average load divided by the peak load in a specified period of time. It is an indicator of how steady an electrical load (electrical usage) is over time.

maintenance capital expenditures: cash expenditures required to maintain, over the long term, the operating capacity or net income of our capital assets. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment, to the extent such expenditures are made to maintain our long-term operating capacity or net income.

MMBtu: one million Btu’s, or British thermal units, a traditional unit of energy equal to about 1,055 joules. One Btu is the amount of energy needed to cool or heat one pound of water by one degree Fahrenheit.

MT: metric ton, which is equivalent to 1,000 kilograms. One MT equals 1.1023 short tons.

MTPY: metric tons per year.

MW: megawatt. A megawatt is equal to one million watts.

MWh: megawatt hour. A unit of energy equal to 1,000,000 watt hours.

NGO: non-governmental organization, a legally constituted corporation that operates independently from any form of government.

non-working capital borrowings: loan proceeds used for purposes other than financing our everyday operations.

NYSE: New York Stock Exchange.

off-take agreement or contract: an agreement between a producer of a resource and a buyer of a resource to purchase a certain portion of the producer’s future production.

operating expenditures: generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, interest on indebtedness and maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus below when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

operating surplus: We define operating surplus as:

•	$ million; plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any loss realized on disposition of an investment capital expenditure.

particulates: tiny pieces of solid or liquid matter associated with the Earth’s atmosphere.

PCAOB: Public Company Accounting Oversight Board.

peak load demand: describes a period in which electrical power is expected to be provided for a sustained period at a significantly higher than average supply level.

Programme for Endorsement of Forest Certification: an international non-profit, non-governmental organization dedicated to promoting sustainable forest management.

pulpwood: material traditionally used in pulp and paper industries, including roundwood and wood residues.

PV: photovoltaic system, an arrangement of components that directly converts solar energy into electricity using a PV cell; this is a semiconductor device that converts solar energy into electricity.

quay: a concrete, stone or metal platform lying alongside or projecting into water for loading and unloading ships.

ramp or ramp-up: a period of time of increasing production following the startup of a plant or completion of a project.

renewable energy: energy that is derived from natural processes (e.g. sunlight and wind) that are replenished at a higher rate than they are consumed. Solar, wind, geothermal, hyro and biomass are common sources of renewable energy.

Renewable Energy Directive 2020 goals: the Directive 2009/28/EC on renewable energy, implemented by Member States by December 2010, sets mandates for all Member States such that, among other targets, the EU will reach a 20% share of energy from renewable sources by 2020.

Renewable Portfolio Standard: a regulation that requires the increased production of energy from renewable energy sources, such as wind, solar, biomass and geothermal.

residues: wood fiber byproducts from either timber harvests or sawmilling and/or wood operations.

ROFO: Right of First Offer.

rolling stock: vehicles operated on a railroad.

roundwood: wood fiber in the form of thinnings from forest management operations, tops and branches from saw logs or other low-grade wood in non-chip, non-sawdust form.

Schedule K-1: a tax document used to report the incomes, losses and dividends of a business’ partners and prepared for each partner individually.

slash: branches and small trees up to eight centimeters in diameter.

spot market: a public financial market (an organized market, an exchange, or over-the-counter) in which financial instruments or commodities are traded for immediate delivery. It contrasts with a future market in which delivery is due at a later date.

stumpage: the price paid to the underlying timber resource owner for the raw material.

subordination period: The subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2016, if each of the following has occurred:

•	distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2014, if each of the following has occurred:

•	distributions from operating surplus exceeded $ (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units, plus the related distributions on the incentive distribution rights for a four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $ (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition, if the unitholders remove our general partner other than for cause:

•	the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Sustainable Biomass Partnership: a coalition of major European utilities that works with European governments, wood pellet producers and other stakeholders to develop the standards of an economically, environmentally and socially sustainable solid biomass supply chain that contributes to a low-carbon economy.

Sustainable Forestry Initiative: a “forest certification standard” and program of SFI Inc., a non-profit organization. The Sustainable Forestry Initiative is the world’s largest single forest certification standard by area.

throughput: the movement of inputs and outputs through a production process.

throughput capacity: the productivity of a machine, procedure, process, or system over a unit period.

TWh: terawatt hour.

utility-grade wood pellets: wood pellets meeting minimum requirements generally specified by industrial consumers and produced and sold in sufficient quantities to satisfy industrial-scale consumption.

weighted average remaining term: the average of the remaining terms of our customer contracts, with each agreement weighted by the amount of product to be delivered each year under such agreement.

wood fiber: cellulosic elements that are extracted from trees and used to make various materials, including paper. In North America, wood fiber is primarily extracted from hardwood (deciduous) trees and softwood (coniferous) trees.

wood pellets: energy dense, low moisture and uniformly-sized units of wood fuel produced from processing various wood resources or byproducts.

wood pulp: material prepared by chemically or mechanically separating cellulose fibers from wood.

Enviva Partners, LP

Common Units

Representing Limited Partner Interests

Prospectus

                    , 2014

Barclays

Goldman, Sachs & Co.

RBC Capital Markets

Citigroup

Through and including                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
New York Stock Exchange listing fee		*
Miscellaneous		*

Total		*

*	To be completed by amendment

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Enviva Holdings, LP and our general partner, their officers and directors, and any person who controls Enviva Holdings, LP and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On May 8, 2012, in connection with the formation of Enviva Partners, LP, we issued (i) the non-economic general partner interest in us to Enviva Partners GP, LLC and (ii) the 100.0% limited partner interest in us to Enviva Holdings, LP for $1,000.00. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

See the Index to Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Index to Exhibits is incorporated herein by reference.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions registrant or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to registrant or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on,                     , 2014.

Enviva Partners, LP
By: Enviva Partners GP, LLC, its general partner

By:
Name:
Title:

Each person whose signature appears below appoints William H. Schmidt, Jr., as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date
	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2014

	Chief Financial Officer (Principal Financial Officer)	, 2014

	Vice President and Controller (Principal Accounting Officer)	, 2014

	Director	, 2014

	Director	, 2014

	Director	, 2014

INDEX TO EXHIBITS

Exhibit Number		Description

1.1**	—	Form of Underwriting Agreement

3.1***	—	Certificate of Limited Partnership of Enviva Partners, LP

3.2**	—	Form of Amended and Restated Limited Partnership Agreement of Enviva Partners, LP (included as Appendix A in the prospectus included in this Registration Statement)

5.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1**	—	Form of Contribution Agreement

10.2**	—	Form of First Offer Agreement

10.3**	—	Form of Enviva Partners, LP Long-Term Incentive Plan

10.4**	—	Credit and Guarantee Agreement

10.5**	—	Form of Registration Rights Agreement

10.6**	—	Management Services Agreement

10.7**	—	Form of Management Services Agreement

10.8**	—	Employment Agreement between John K. Keppler and Enviva Management Company, LLC

10.9**	—	Employment Agreement between Stephen F. Reeves and Enviva Management Company, LLC

10.10**	—	Employment Agreement between Thomas Meth and Enviva Management Company, LLC

10.11**	—	Employment Agreement between William H. Schmidt, Jr. and Enviva Management Company, LLC

21.1**	—	List of Subsidiaries of Enviva Partners, LP

23.1**	—	Consent of KPMG LLP

23.2**	—	Consent of Hawkins Wright

23.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.4**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1**	—	Powers of Attorney (contained on page II-4)

99.1**	—	Consent of John C. Bumgarner

99.2**	—	Consent of William K. Reilly

99.3**	—	Consent of Janet Wong

*	Provided herewith.
**	To be provided by amendment.
***	Previously submitted; to be filed with initial filing.

II-4